AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 18, 1998
                                                     REGISTRATION NO. 333-38651
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

                              BNC MORTGAGE, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                --------------

      DELAWARE                 6162                       33-0661303
     (STATE OR     (PRIMARY STANDARD INDUSTRIAL (I.R.S. IDENTIFICATION NUMBER)
       OTHER       CLASSIFICATION CODE NUMBER)
    JURISDICTION
         OF
    INCORPORATION
         OR
   ORGANIZATION)

                               1063 MCGAW AVENUE
                           IRVINE, CALIFORNIA 92614
                                (714) 260-6000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                --------------

                                EVAN R. BUCKLEY
                            CHIEF EXECUTIVE OFFICER
                              BNC MORTGAGE, INC.
                               1063 MCGAW AVENUE
                           IRVINE, CALIFORNIA 92614
                                (714) 260-6000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:

            THOMAS J. POLETTI, ESQ.                            ROBERT E. DEAN, ESQ.
            KATHERINE J. BLAIR, ESQ.                       GIBSON, DUNN & CRUTCHER LLP
              DARREN O. BIGBY, ESQ.                                4 PARK PLAZA
      FRESHMAN, MARANTZ, ORLANSKI, COOPER &                  IRVINE, CALIFORNIA 92614
                      KLEIN                                  TELEPHONE (714) 451-3948
     9100 WILSHIRE BOULEVARD, 8TH FLOOR EAST                 FACSIMILE (714) 451-4220
         BEVERLY HILLS, CALIFORNIA 90212
            TELEPHONE (310) 273-1870
            FACSIMILE (310) 274-8357

                                --------------

  Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                --------------


  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED FEBRUARY 18, 1998

                                3,173,196 SHARES

                               BNC MORTGAGE, INC.

                                  COMMON STOCK

[LOGO OF BNC MORTGAGE, INC.]       -----------

  Of the 3,173,196 shares of common stock (the "Common Stock") offered hereby (the "Offering"), 1,400,000 shares are being sold by BNC Mortgage, Inc., a Delaware corporation (the "Company"), and 1,773,196 shares are being sold by DLJ Mortgage Capital, Inc. ("DLJ" or the "Selling Stockholder"). The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholder. After the Offering, the Selling Stockholder will own no shares of the Company.

  Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that any active trading market will develop. It is currently anticipated that the initial public offering price will be between $9.00 and $11.00 per share. See "Underwriting" for a discussion of factors to be considered in determining the initial public offering price.

  The Company has been approved, subject to official notice of issuance, for quotation of the Common Stock on the Nasdaq National Market under the symbol "BNCM."

  THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8 HEREOF FOR A DISCUSSION OF MATERIAL FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF SHARES OF COMMON STOCK.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
                                       PRICE       UNDERWRITING                   PROCEEDS TO
                                         TO       DISCOUNTS AND    PROCEEDS TO      SELLING
                                       PUBLIC     COMMISSIONS(1)    COMPANY(2)   STOCKHOLDER(2)
-----------------------------------------------------------------------------------------------
Per Share........................      $              $                $             $
-----------------------------------------------------------------------------------------------
Total (3)........................    $              $                $             $
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

(1) Does not include warrants to be issued to the representatives of the underwriters (the "Representatives"), to purchase up to 317,319 shares of
    Common Stock at an exercise price of $      per share, exercisable over a
    period of four years, commencing one year from the date of this Prospectus (the "Representatives' Warrants"). See "Underwriting" for information relating to indemnification of the Underwriters, and other matters.
(2) Before deducting expenses estimated to be $850,000, of which $385,000 are payable by the Company and $465,000 are payable by the Selling Stockholder.
(3) The Company has granted the Underwriters an option, exercisable from time to time within 30 days from the date hereof, to purchase up to 475,979 additional shares of Common Stock at the Price to Public per share, less the Underwriting Discount, solely for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Proceeds to Company will
    be $    , $     and $    , respectively. See "Underwriting."

  The shares of Common Stock are offered by the Underwriters when, as and if delivered to and accepted by them, subject to their right to withdraw, cancel or reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates representing the shares of Common
Stock will be made against payment on or about       , 1998 at the office of
CIBC Oppenheimer Corp., CIBC Oppenheimer Tower, World Financial Center, New York, New York 10281.

                                  -----------

CIBC OPPENHEIMER                                              PIPER JAFFRAY INC.

                 The date of this Prospectus is          , 1998

[ARTWORK MAP OF THE UNITED STATES, INDICATING, AS OF DECEMBER 31, 1997, (I) STATES IN WHICH BNC LOANS ARE ORIGINATED: CALIFORNIA, ILLINOIS, FLORIDA, HAWAII,
--------------------------------------------------------------------------------
UTAH, WISCONSIN, OREGON, MASSACHUSETTS, MARYLAND, COLORADO, INDIANA, OHIO,
--------------------------------------------------------------------------------
WASHINGTON, IDAHO, MISSOURI, MICHIGAN, GEORGIA, SOUTH CAROLINA, RHODE ISLAND,
--------------------------------------------------------------------------------
OKLAHOMA, TEXAS, NORTH CAROLINA, MINNESOTA, CONNECTICUT, NEW JERSEY, MONTANA,
--------------------------------------------------------------------------------
WYOMING, NEVADA, ARIZONA, KANSAS, KENTUCKY, VIRGINIA, PENNSYLVANIA, NEW YORK AND
--------------------------------------------------------------------------------
NEW HAMPSHIRE;
-------------

(II) BNC ORIGINATION LOCATIONS WITH OFFICES: 34;
                                             --
(III) BNC ORIGINATION LOCATIONS WITHOUT OFFICES: 12;
                                                 --
AND (IV) THE LOCATION OF THE COMPANY'S CORPORATE OFFICES IN IRVINE,
CALIFORNIA.]


                                               AT OR FOR THE   AT OR FOR THE SIX
                                                 YEAR ENDED       MONTHS ENDED
                                                  JUNE 30,        DECEMBER 31,
                                             ----------------- -----------------
                                               1996     1997     1996     1997
                                             -------- -------- -------- --------
                                                   (DOLLARS IN THOUSANDS)
Mortgage Loan Originations.................. $199,963 $532,621 $223,859 $354,572
Mortgage Loan Sales......................... $156,559 $519,909 $216,964 $333,045
States with Origination Locations...........        8       21       15       23
States in which Loans were Originated.......       21       33       27       36
Origination Locations with Offices..........       18       30       24       34
Origination Locations without Offices.......        1        8        2       12
Account Executives..........................       29       59       50       86
Approved Independent Brokers................      620    1,830    1,271    2,541

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS, IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Except as otherwise specified, all information in this Prospectus
(i) assumes no exercise of the Underwriters' over-allotment option (see "Underwriting"), (ii) regarding outstanding shares, excludes (A) shares of Common Stock reserved for issuance under the Company's 1997 Stock Option, Deferred Stock and Restricted Stock Plan (the "Stock Option Plan") and (B) shares of Common Stock issuable upon exercise of the Representatives' Warrants and (iii) gives effect to the reincorporation of the Company in Delaware, which will be effected prior to the consummation of this Offering, whereby the existing California corporation will be merged into a newly formed Delaware corporation and pursuant to which each outstanding share of Class A and Class B Common Stock of the existing California corporation will be exchanged for 4,123.71134 shares of $.001 par value Common Stock of the new Delaware corporation. For a further description of the transactions referenced in subparagraph (iii) above, see "Arrangements with DLJ and the Recapitalization." Unless otherwise indicated, all references herein to the Company refer to BNC Mortgage, Inc. and its subsidiaries. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

  The Company is a specialty finance company that originates and sells, on a whole loan basis for cash, non-conforming residential mortgage loans secured by one-to-four family residences. The term "non-conforming loans" as used herein means loans made to borrowers who are unable or unwilling to obtain mortgage financing from conventional mortgage sources, whether for reasons of credit impairment, income qualification or credit history or a desire to receive funding on an expedited basis. The Company's loans are made primarily to refinance existing mortgages, consolidate other debt, finance home improvements, education and other similar needs, and, to a lesser extent, to purchase single family residences. The Company has two divisions: (i) a wholesale division which has relationships with approximately 2,500 approved independent loan brokers and which historically accounted for substantially all of the Company's total loan originations and (ii) a retail division which is being developed to market loans directly to homeowners.

  Since it commenced operations in August 1995, the Company has experienced significant growth in loan originations, with approximately $532.6 million of originations in 33 states during the year ended June 30, 1997 compared to $200.0 million in 21 states during its first full fiscal year ended June 30, 1996. Total originations were $354.6 million during the six months ended December 31, 1997, as compared to $223.9 million during the six months ended December 31, 1996, a 58% increase. This growth in originations resulted in an increase in revenues to $20.0 million and $32.8 million for the six months ended December 31, 1997 and the year ended June 30, 1997, respectively, compared to $13.2 million and $8.2 million for the six months ended December 31, 1996 and the year ended June 30, 1996, respectively. In addition, as a result, total expenses increased to $14.1 million and $20.3 million for the six months ended December 31, 1997 and the year ended June 30, 1997, respectively, compared to $8.3 million and $7.5 million for the six months ended December 31, 1996 and the year ended June 30, 1996, respectively. The Company's net income rose to $7.5 million for the year ended June 30, 1997 as compared to $417,000 for the year ended June 30, 1996. Net income was $3.5 million for the six months ended December 31, 1997 as compared to $3.0 million for the six months ended December 31, 1996.

  The Company currently sells substantially all of its mortgage loans through whole loan sales resulting in cash gain on sale of mortgage loans. For the six months ended December 31, 1997 and the years ended June 30, 1997 and 1996, the Company had mortgage loan sales of $333.0 million, $519.9 million and $156.6 million, respectively, with resulting cash gain on sale of mortgage loans of $13.5 million, $21.9 million and $4.2 million, respectively.

  Substantially all loans originated by the Company are secured by a first priority mortgage on the subject property. During the six months ended December 31, 1997, less than 0.2% of the principal balance of the loans originated were secured by second priority mortgages; none of such loans were originated for the years ended June 30, 1997 or 1996. The Company's core borrower base consists of individuals who do not qualify for traditional "A" credit because their credit history, income or other factors cause them not to conform to standard agency lending criteria. During the six months ended December 31, 1997 and the year ended June 30, 1997, approximately 64.3% and 57.4% of the principal balance of the loans originated by the Company, respectively, were to borrowers with a Company risk classification of "A+" or "A-" while the remainder were to borrowers with a Company risk classification of "B," "C+," "C" or "C-," respectively, representing approximately 35.7% and 42.6%, respectively, of the total principal amount of loans originated by the Company. Loans with a Company risk classification of "B," "C+," "C" or "C-" are referred to as "sub-prime" loans. Borrowers with a Company risk classification of "A+" or "A-" have a very good credit history within the last 12 to 24 months with minor late payments allowed on a limited basis. Borrowers with a "B" Company risk classification generally have good credit within the last 12 months with some late payments. Borrowers with a "C+" Company risk classification have some significant derogatory credit in the past 12 months while those in the "C" category have frequent derogatory consumer credit. Borrowers with a Company risk classification of "C-" have numerous derogatory credit items up to and including a bankruptcy in the most recent 12 month period. During each of the six months ended December 31, 1997 and the year ended June 30, 1997, approximately 3.9% of the principal balance of the loans originated by the Company were to borrowers with a Company risk classification of "C-." For a tabular presentation of the Company's loan production by borrower risk classification, see "Business--Loan Production by Borrower Risk Classification."

  The Company believes that its primary strengths are (i) the experience of its management, account executives and staff in the non-conforming lending industry, which enhances the Company's ability to establish and maintain long-term relationships with mortgage brokers, (ii) its service oriented sales culture whereby the Company strives to respond quickly and efficiently to customer needs and market demands, (iii) its operating philosophy to create stable and deliberate loan origination growth by utilizing consistent and prudent underwriting guidelines designed to produce mortgage products readily saleable in the secondary market and (iv) its ability to manage and control operating costs in order for it to remain a low cost originator. The Company enters into a mortgage broker agreement with each of its independent mortgage brokers. For a description of the contractual nature of the Company's relationships with its independent mortgage brokers, see "Business--Mortgage Loan Originations--Wholesale Division."

  The Company's growth and operating strategy is based on the following key elements:

  Whole Loan Sales for Cash. The Company sells substantially all of its originated mortgage loans monthly for cash, historically at a premium over the principal balance of the mortgage loans. Management believes that the cash received in loan sales provides the Company greater flexibility and operating leverage than a traditional portfolio lender, which holds the loans it originates, by allowing the Company to generate income through interest on loans held for sale and gain on loans sold. This strategy of frequent loan sales has been an important factor in generating the Company's earnings, creating cash flow to fund operations, decreasing the need for other forms of financing and reducing the level of interest rate and default risk borne by the Company.

  Continuing Growth of Wholesale Production. The Company's growth strategy for its Wholesale Division is greater penetration in existing markets and selective geographic expansion. The Company intends to add additional sales personnel to its existing origination locations in order to provide continued high levels of service to brokers, to increase loan origination and further the basis for repeat business, referral and other future lending opportunities. For each of the six months ended December 31, 1997 and the year ended June 30, 1997, the Company's loan originations primarily were in California, Illinois, Florida, Hawaii, Utah, Wisconsin, Oregon, Massachusetts, Maryland, Colorado, Ohio and Indiana. The Company anticipates that short-term geographic expansion will focus on the development of lending operations in Texas, Pennsylvania, North Carolina, Virginia and Tennessee. Thereafter, further expansion will be focused on those geographic regions which management believes represent the most attractive markets for the Company's products.

  Expertise on Product Offerings. The Company utilizes long-term relationships with mortgage loan brokers to quickly and efficiently tailor existing products or introduce new products to satisfy broker and consumer product needs. Examples of recently introduced products include loans with higher loan-to-value ratios for borrowers with good credit histories. Also, the Company attempts to anticipate changing demands and formulate new products accordingly.

  Securitization Flexibility. While a substantial majority of the Company's mortgage loan originations will continue to be sold through whole loan sales in cash transactions, the Company may in the future sell a portion of its loans through securitizations. The ability to conduct securitizations may provide the Company with the flexibility to take advantage of favorable pricing differentials between the securitization and whole loan sale markets that may exist from time to time.

  The Company intends to utilize its primary strengths and its growth and operating strategy to remain competitive in the non-conforming mortgage industry. Increased competition in the non-conforming mortgage industry could have the effect of (i) lowering gains that may be realized on loan sales, (ii) reducing an individual company's volume of loan originations and sales,
(iii) increasing demand for experienced personnel increasing the likelihood such personnel will be recruited by competitors and (iv) lowering the industry standard for non-conforming underwriting guidelines as competitors attempt to increase or maintain market share in the face of increased competition. In the past, certain of these factors have caused the revenues and net income of many participants in the non-conforming mortgage industry, including the Company, to fluctuate from quarter to quarter.

  In connection with the capitalization of the Company in August 1995, DLJ agreed to provide a $50.0 million warehouse line of credit and an outlet for the Company's loan production. In exchange, DLJ received the exclusive right to purchase all of the Company's loan production. In addition, DLJ purchased shares of the Company's capital stock which represented approximately 44% of the outstanding shares of Common Stock as of December 31, 1997 and which are offered hereby. Upon completion of the Offering, the Company, with the concurrence of DLJ, expects to expand the scope of the Company's financing and loan sale activity beyond the exclusive arrangements with DLJ. DLJ has also agreed to provide the Company with an increased $150.0 million financing facility and, with regard to the purchase of loans from the Company by DLJ, DLJ will receive no fees in connection with any such purchases for the first 12 months after the closing of the Offering and 12.5 basis points for the second 12 months after the closing. The financing facility bears interest at the federal funds rate plus 100 basis points until the closing of the Offering; thereafter, borrowings under the facility during the first 12 months will bear interest at the federal funds rate plus 50 basis points and thereafter the rate will be the federal funds rate plus 100 basis points. Furthermore, the Company, DLJ and a major investment bank are negotiating an agreement whereby the bank will agree to purchase from the Company (through DLJ) for a period of three months certain mortgage loans with an anticipated aggregate principal balance of approximately $130 million. See "Business--Financing and Sale of Loans." For a further description of the nature and parameters of the Company's existing and anticipated future relationship with DLJ, see "Arrangements with DLJ and the Recapitalization" and "Risk Factors--Discontinuance of Exclusive Arrangements with DLJ Could Adversely Affect the Company's Operating Results."

  The Company's predecessor was incorporated in California in May 1995. Prior to the consummation of this Offering, the Company will reincorporate in Delaware. The Company's administrative offices are located at 1063 McGaw Avenue, Irvine, California, 92614, and its telephone number is (714) 260-6000.

                                  THE OFFERING

 Common Stock Offered Hereby:
    By the Company.................................... 1,400,000 shares
    By the Selling Stockholder........................ 1,773,196 shares
 Common Stock to be Outstanding After the Offering(1). 5,400,000 shares
 Use of Proceeds...................................... The net proceeds received by the Company
                                                       will be used to fund
                                                       future loan originations
                                                       and for general
                                                       corporate purposes.
 Nasdaq National Market Symbol........................ "BNCM"

--------

(1) Excludes shares issuable pursuant to the Representatives' Warrants and shares of Common Stock reserved for issuance pursuant to the Company's Stock Option Plan. The Stock Option Plan authorizes the grant of options to purchase, and awards of, 800,000 shares; of this amount, options to acquire 163,265 shares were granted prior to this Offering at a per share exercise price of $6.10. Options to acquire an additional 425,000 shares are expected to be granted to certain employees, officers and directors of the Company on the effective date of the Offering at an exercise price equal to the initial public offering price. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General" and "Management--Stock Options."

                                  RISK FACTORS

  See "Risk Factors" for a description of certain factors which should be carefully considered before making an investment in the Company.

                                DIVIDEND POLICY

  The Company intends to retain all of its future earnings to finance its operations and does not anticipate paying cash dividends in the foreseeable future. Any decision made by the Company's Board of Directors to declare dividends in the future will depend upon the Company's future earnings, capital requirements, financial condition and other factors deemed relevant by the Company's Directors. See "Dividend Policy."

                                    DILUTION

  The assumed initial public offering price is substantially higher than the book value per outstanding share of the Common Stock. Purchasers of the Common Stock will experience immediate and substantial dilution of $5.63 per share based upon an assumed initial public offering price of $10.00 per share. See "Dilution."

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
                (In thousands, except per share data and ratios)

  The financial data set forth below should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                                                  SIX MONTHS
                                                   YEAR ENDED        ENDED
                                                    JUNE 30,     DECEMBER 31,
                                                 -------------- ---------------
                                                  1996   1997    1996    1997
STATEMENT OF OPERATIONS DATA:                    ------ ------- ------- -------
Revenues:
  Gain on sale of mortgage loans................ $4,240 $21,855 $ 8,525 $13,543
  Loan origination income.......................  1,978   5,473   2,383   2,767
  Interest income...............................  1,960   5,182   2,215   3,447
  Other income..................................     52     250      91     220
                                                 ------ ------- ------- -------
   Total revenues...............................  8,230  32,760  13,214  19,977
                                                 ------ ------- ------- -------
Expenses:
  Employees' salaries and commissions...........  3,624  11,052   4,396   8,326
  General and administrative expenses...........  2,400   5,543   2,279   3,257
  Interest expense..............................  1,452   3,693   1,595   2,471
                                                 ------ ------- ------- -------
   Total expenses...............................  7,476  20,288   8,270  14,054
                                                 ------ ------- ------- -------
Income before income taxes......................    754  12,472   4,944   5,923
Income tax expense..............................    337   4,930   1,954   2,392
                                                 ------ ------- ------- -------
  Net income.................................... $  417 $ 7,542 $ 2,990 $ 3,531
                                                 ====== ======= ======= =======
Pro forma net income per share.................. $ 0.14 $  1.80 $  0.71 $  0.86
                                                 ====== ======= ======= =======
Shares used in computing pro forma net income
 per share(1)...................................  2,889   4,192   4,191   4,108

                                            AT JUNE 30,    AT DECEMBER 31, 1997
                                          --------------- ----------------------
                                           1996    1997   ACTUAL  AS ADJUSTED(2)
                                          ------- ------- ------- --------------
BALANCE SHEET DATA:
Cash and cash equivalents................ $ 2,452 $ 8,268 $ 7,142    $19,777(3)
Restricted cash..........................     --      --      614        614
Mortgage loans held for sale.............  42,723  55,145  76,196     76,196
Total assets.............................  46,352  65,713  87,339     99,974
Warehouse line of credit.................  42,723  54,625  74,369     74,369
Total liabilities........................  44,506  56,509  76,387     76,387
Total stockholders' equity...............   1,846   9,204  10,952     23,587

                                                               SIX MONTHS
                                           YEAR ENDED             ENDED
                                            JUNE 30,          DECEMBER 31,
                                        ------------------  ------------------
                                          1996      1997      1996      1997
OPERATING STATISTICS:                   --------  --------  --------  --------
Loan originations:
  Mortgage loan originations........... $199,963  $532,621  $223,859  $354,572
  Average initial principal balance per
   loan................................ $    101  $     98  $     95  $     96
  Weighted average interest rate:
   Fixed rate residential loans........     10.7%     10.5%     10.8%     10.6%
   Variable rate residential loans.....      9.2%      9.4%      9.4%      9.6%
   Small commercial rate loans(4)......      --        9.8%      9.2%      --
  Weighted average initial loan-to-
   value ratio.........................     68.5%     69.3%     68.3%     72.9%
Whole loan sales....................... $156,559  $519,909  $216,964  $333,045
Gain on sale as a percentage of whole
 loan sales............................      2.7%      4.2%      3.9%      4.1%
Credit risk(5):
   A+..................................      9.7%     30.7%     22.8%     42.5%
   A-..................................     41.9%     26.7%     30.6%     21.8%
   B...................................     26.0%     18.9%     21.0%     20.4%
   C+..................................     12.0%     10.7%     12.1%      8.0%
   C...................................      7.7%      5.7%      6.9%      3.4%
   C-..................................      2.7%      3.9%      3.8%      3.9%
   Small commercial(4).................      --        3.4%      2.8%      --

--------
(1) See Note 1 of Notes to Consolidated Financial Statements.

(2) As adjusted to reflect the sale of the shares of Common Stock by the Company in this Offering at an assumed initial public offering price of $10.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."
(3) The net proceeds of this Offering will be principally used to fund future loan originations and for general corporate purposes. See "Use of Proceeds."
(4) The Company discontinued the origination of small commercial loans in April 1997.
(5) Credit ratings are based on the Company's classification of loan products. See "Business--Underwriting Guidelines."

                                 RISK FACTORS

  Investment in the Common Stock offered hereby involves a high degree of risk, including the risks described below. Prospective investors should carefully consider the risk factors set forth below, as well as other information included in this Prospectus, before making an investment decision concerning the Common Stock.

  This Prospectus contains certain "forward-looking statements" which represent the Company's expectations or beliefs, including, but not limited to, statements concerning industry performance and the Company's operations, performance, financial condition, prospects, growth and strategies. For this purpose, any statements contained in this Prospectus except for historical information may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Company's control, and actual results may differ materially depending on a variety of important factors, including those described below in this "Risk Factors" section and elsewhere in this Prospectus.

LIMITED HISTORY OF OPERATIONS LIMITS PRIOR PERFORMANCE AS AN INDICATOR OF FUTURE PERFORMANCE

  The Company commenced operations in August 1995 and began originating loans in October 1995. Although the Company has been profitable for each fiscal period presented herein and has experienced substantial growth in mortgage loan originations and total revenues, there can be no assurance that the Company will be profitable in the future or that these rates of growth will be sustainable or indicative of future results. Any decline in future profitability or growth rates may adversely affect the market for the Company's Common Stock which could result in volatility or a decline in its market price.

  Since it commenced operations in August 1995, the Company's growth in originating loans has been significant. In light of this growth, the historical financial performance of the Company may be of limited relevance in predicting future performance. Since the Company historically has sold substantially all loans originated on a whole loan basis, it has not tracked the performance of its loans in the secondary market and thus is unable to determine the history of loan losses associated with such loans. If a material portion of such loans result in loan losses to the holders thereof, the market for and pricing of the Company's loans could be adversely affected, which could materially lower revenues for a subject reporting period.

NO ASSURANCE OF PLANNED GROWTH; INABILITY OF THE COMPANY TO GROW COULD ADVERSELY AFFECT THE COMPANY'S OPERATING RESULTS

  The Company's total revenues and net income have grown significantly since inception, primarily due to increased mortgage loan origination and sales activities. The Company intends to continue to pursue a growth strategy for the foreseeable future. Since the Company expects recent higher levels of mortgage broker compensation, which reduce the cash gain on sale of mortgage loans, to continue for the three months ending March 31, 1998 and possibly thereafter, the Company believes that its future operating results will depend largely upon its ability to expand its mortgage origination and sales activities, and, in particular, increased penetration in existing markets. While the Company plans to continue its growth of loan originations through the expansion of its Wholesale Division and Retail Division, these plans require additional personnel and assets. To date, the Company has had a relative lack of experience in retail originations, having only originated $14.5 million through its Retail Division from the inception of the division in March 1996 through December 31, 1997. There can be no assurance that the Company will be able to successfully expand and operate such divisions and programs profitably. It also is expected that such expansion plans will result in a substantial increase in operating expenses in the short-run. Furthermore, since management expects that there will be a time lag between the expenditure of such monies and the receipt of any revenues from such expansion efforts, the Company's results of operations may be adversely affected in the short-run. There can be no assurance that the Company will anticipate and respond effectively to all of the changing demands that its expanding operations will have on the Company's management, information and operating systems, and the failure to adapt its systems could have a material adverse effect on the Company's results of operations and financial condition. There can be no assurance that the Company will successfully achieve its planned expansion or, if achieved, that the expansion will result in profitable operations.

RISK OF VARIATIONS IN QUARTERLY OPERATING RESULTS

  Several factors affecting the Company's business can cause significant variations in its quarterly results of operations. In particular, variations in the volume of the Company's loan originations, the differences between the Company's costs of funds and the average interest rates of originated loans, the inability of the Company to complete significant loan sales transactions in a particular quarter, and problems generally affecting the mortgage loan industry can result in significant increases or decreases in the Company's revenues from quarter to quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Data." A delay in closing a particular loan sale transaction during a particular quarter would postpone recognition of cash gain on sale of loans. In addition, delays in closing a particular loan sale transaction would also increase the Company's exposure to interest rate fluctuations by lengthening the period during which its variable rate borrowings under its warehouse facilities are outstanding. If the Company were unable to sell a sufficient number of its loans at a premium in a particular reporting period, the Company's revenues for such period would decline, resulting in lower net income and possibly a net loss for such period, which could have a material adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DISCONTINUANCE OF EXCLUSIVE ARRANGEMENTS WITH DLJ COULD ADVERSELY AFFECT THE COMPANY'S OPERATING RESULTS

  The Company commenced operations in August 1995 and prior to this Offering, has benefitted from its relationship with DLJ, which owned approximately 44% of the Company's outstanding Common Stock as of December 31, 1997. Since commencement of operations, DLJ has provided the Company with a $50.0 million warehouse line of credit to fund loan production (the "DLJ Facility"), which has been the only financing facility the Company has used to date. The interest rate under the DLJ Facility was equal to the federal funds rate plus 100 basis points, subject to increase based on the length of time loans are held by the Company. The Company is substantially dependent upon its access to warehouse lines of credit and other lending facilities in order to fund loan originations.

  In October 1997, the Company and DLJ agreed to amend the terms of the DLJ Facility (the "Amended DLJ Facility") to increase the amount of the DLJ Facility to $150.0 million and modified the term of the DLJ Facility to two years after the closing of this Offering. The interest rate of the DLJ Facility will remain effective until the closing of this Offering; thereafter, borrowings under the Amended DLJ Facility during the first 12 months will bear interest at the federal funds rate plus 50 basis points and thereafter the rate will be the federal funds rate plus 100 basis points. See "Business-- Financing and Sale of Loans." It is expected that the Amended DLJ Facility will not be extended beyond the modified term. The Company is seeking to obtain additional and alternative sources of financing on favorable terms to decrease its reliance on DLJ. While the Company is currently negotiating with other lenders to obtain additional warehouse lines of credit, the Company currently has no financing commitment for such lines of credit. Any failure by DLJ to continue to provide financing under the Amended DLJ Facility or the Company's failure to obtain adequate funding under any additional or alternative facilities, on favorable terms or otherwise, could cause the Company to curtail loan origination activities, which would result in a decline in revenues, the effect of which could have a material adverse effect on the Company's operations.

  In addition, under the Company's master loan purchase agreement and commitment letter thereto with DLJ (the "Master Loan Purchase Agreement"), since the Company commenced business, DLJ has purchased substantially all of the Company's loan production through whole loan sales. For a more detailed discussion of the terms of the Master Loan Purchase Agreement, see "Arrangements with DLJ and the Recapitalization." Gain on sales of loans represents the primary source of the Company's revenues and net income. The Company relies almost entirely on proceeds from loan sales to generate cash for repayment of borrowings under the Company's warehouse facilities. There can be no assurance that DLJ will continue to purchase loans originated by the Company or will be willing to purchase such loans on terms under which it had historically purchased the Company's loans. Following the completion of this Offering, the Company intends to sell loan production to DLJ and other institutional purchasers in the secondary market. While the Company has historically assisted DLJ in identifying purchasers of those loans purchased by DLJ under the Master Loan Purchase Agreement (see "Business--Financing and Sale of Loans--Loan Sales"), there can be no assurance that the Company would be successful in identifying other institutional purchasers or in negotiating favorable terms for such loan sales. The failure by the Company to timely sell its loans would expose the Company to interest rate fluctuations and greater risks of borrower defaults and bankruptcies, fraud losses and special hazard losses. The failure of the Company to negotiate favorable terms for its loan sales would adversely affect the Company's revenues.

SUBSTANTIAL DEPENDENCE ON WHOLESALE BROKERS

  The Company depends largely on independent mortgage brokers, financial institutions and mortgage bankers for its originations of mortgage loans. Substantially all of the independent mortgage brokers with whom the Company does business deal with multiple loan originators for each prospective borrower. Non-conforming originators, including the Company, compete for business based upon pricing, service, loan fees and costs and other factors. The Company's competitors also seek to establish relationships with such independent mortgage brokers, financial institutions and mortgage bankers, none of whom is contractually obligated to continue to do business with the Company. In addition, the Company expects the volume of wholesale loans that it originates to increase which will depend in large part on maintaining and expanding its relationships with its independent mortgage brokers. The Company's future results may become increasingly exposed to fluctuations in the volume and cost of its wholesale loans resulting from competition from other originators and purchasers of such loans, market conditions and other factors.

SUBSTANTIAL RISKS RELATED TO LENDING TO LOWER CREDIT GRADE BORROWERS

  The Company is a lender in the non-conforming mortgage banking industry, which means that the Company focuses its marketing efforts on borrowers who may be unable to obtain mortgage financing from conventional mortgage sources. Specifically, the Company makes "sub-prime" loans to persons with a Company risk classification of "B," "C+," "C" or "C-." Approximately 3.9% of the total principal amount of loans originated by the Company during each of the six months ended December 31, 1997 and the year ended June 30, 1997 were to borrowers with a Company risk classification of "C-," which includes borrowers with numerous derogatory credit items up to and including a bankruptcy in the most recent 12 month period. In addition, for the six months ended
December 31, 1997 and the year ended June 30, 1997, approximately 50.9% and 48.8%, respectively, of the Company's total loan originations were made under its "Stated Income Documentation" program pursuant to which the Company does not require any income documentation. As a result, the Company does not independently verify in writing the accuracy of the stated income of such borrowers on their mortgage loan applications which may subject the Company to a greater risk of borrower misrepresentations. Also, an undeterminable percentage of the Company's loans are made based on exceptions to the Company's underwriting guidelines; any exception may cause a borrower to be placed in a more favorable borrower risk classification and thereby be provided loan terms which such borrower may not have qualified for absent such exception. Loans made to such non-conforming borrowers generally entail a higher risk of delinquency and higher losses than loans made to borrowers who utilize conventional mortgage sources. Delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. Further, any material decline in real estate values increase the loan-to-value ratios of loans previously made by the Company, thereby weakening collateral coverage and increasing the possibility of a loss in the event of a borrower default. Any sustained period of increased delinquencies, foreclosures or losses after the loans are sold could adversely affect the pricing of the Company's future loan sales and the ability of the Company to sell its loans in the future. In the past, certain of these factors have caused revenues and net income of many participants in the non-conforming mortgage industry, including the Company, to fluctuate from quarter to quarter. See "Business--Underwriting."

SUBSTANTIAL COMPETITION MAY ADVERSELY AFFECT THE COMPANY'S ABILITY TO ORIGINATE, SELL OR FINANCE MORTGAGE LOANS

  As an originator of non-conforming mortgage loans, the Company faces intense competition, primarily from mortgage banking companies, commercial banks, credit unions, thrift institutions and finance companies. Many of these entities are substantially larger and have more capital and other resources than the Company. With respect to other mortgage banking and specialty finance companies, there are many larger companies that focus on the same types of non-conforming mortgage loans with which the Company directly competes for product. From time to time, one or more of these companies may be dominant in the origination and sale of non-conforming mortgage loans.

Competition can take many forms, including convenience in obtaining a loan, customer service, marketing distribution channels and loan pricing. If the Company is unable to remain competitive in these areas, the volume of the Company's loan originations may be materially adversely affected as borrowers seek out other lenders for their financing needs. Lower originations may have an adverse effect on the Company's ability to negotiate and obtain sufficient financing under warehouse lines of credit upon acceptable terms. Furthermore, the current level of gains realized by the Company and its competitors on the sale of the type of loans they originate and purchase is attracting and may continue to attract additional competitors into this market with the possible effect of lowering gains that may be realized on the Company's loan sales. Establishing a broker-sourced loan business typically requires a substantially smaller commitment of capital and personnel resources than a direct-sourced loan business. This relatively low barrier to entry permits new competitors to enter the broker-sourced loan market quickly, particularly existing direct-sourced lenders which can draw upon existing branch networks and personnel in seeking to sell products through independent brokers. Competition may be affected by fluctuations in interest rates and general economic conditions. During periods of rising rates, competitors which have locked in low borrowing costs may have a competitive advantage. See "Business--Competition."

  Increased competition could have the possible effects of (i) lowering gains that may be realized on the Company's loan sales, (ii) reducing the volume of the Company's loan originations and loan sales, (iii) increasing the demand for the Company's experienced personnel and the potential that such personnel will be recruited by the Company's competitors and (iv) lowering the industry standard for non-conforming underwriting guidelines (i.e., providing for higher loan-to-value ratios) as competitors attempt to increase or maintain market share in the face of increased competition. In the past, certain of these factors have caused revenues and net income of many participants in the non-conforming mortgage industry, including the Company, to fluctuate from quarter to quarter. See "--Risk of Variations in Quarterly Operating Results."

  There can be no assurance that the Company will be able to continue to compete successfully in the markets it serves. Inability to compete successfully would have a material adverse effect on the Company's results of operations and financial condition.

RISK OF COMPETITION IN NEW MARKETS

  As the Company expands into new geographic markets, it may face competition from lenders with established positions in these locations. There can be no assurance that the Company will be able to successfully compete with such established lenders, the effect of which may have a material adverse effect on the Company's results of operations and financial condition.

RISK OF COMPETITION FROM GOVERNMENT-SPONSORED ENTITIES

  In the future, the Company may also face competition from, among others, government-sponsored entities which may enter the non-conforming mortgage market. Existing or new loan purchase programs may be expanded by the Federal National Mortgage Association ("FNMA"), the Federal Home Loan Mortgage Corporation ("FHLMC"), or the Government National Mortgage Association ("GNMA") to include non-conforming mortgages, particularly those in the "A-" category, which constitute a significant portion of the Company's loan production. For example, the FHLMC has announced that it is entering the non-conforming market in 1998. Entries of such government-sponsored entities into the non-conforming market may have an adverse effect on loan yields on mortgage loans originated by the Company and reduce or eliminate premiums on loan sales.

GENERAL ECONOMIC CONDITIONS MAY ADVERSELY AFFECT COMPANY OPERATIONS

  The Company's business may be adversely affected by periods of economic slowdown or recession which may be accompanied by decreased demand for consumer credit and declining real estate values. Any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowings and increases the loan-to-value ratios of loans previously made by the Company, thereby weakening collateral coverage and increasing the possibility of a loss in the event of default. To the extent that the loan-to-value ratios of prospective borrowers' home equity collateral do not meet the Company's underwriting criteria, the volume of loans originated by the Company could decline. Further, delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. Because of the Company's focus on borrowers who are unable or unwilling to obtain mortgage financing from conventional mortgage sources, whether for reasons of credit impairment, income qualification or credit history or a desire to receive funding on an expedited basis, the actual rates of delinquencies, foreclosures and losses on such loans could be higher under adverse economic conditions than those currently experienced in the mortgage lending industry in general. Any sustained period of such increased delinquencies, foreclosures or losses could adversely affect the pricing of the Company's loan sales whether through whole loan sales or future securitizations. A decline in loan origination volumes could have a material adverse effect on the Company's operations and financial condition.

CHANGES IN INTEREST RATES MAY ADVERSELY AFFECT NET INCOME AND PROFITABILITY

  Profitability may be directly affected by the level of and fluctuations in interest rates which affect the Company's ability to earn a spread between interest received on its loans held for sale and rates paid on warehouse lines. The Company's profitability may be adversely affected during any period of unexpected or rapid change in interest rates due to the fact that the Company does not currently hedge its portfolio of mortgage loans held for sale. A substantial and sustained increase in interest rates could adversely affect the Company's ability to originate loans. Also, a significant decline in interest rates could increase the level of loan prepayments and require the Company to write down the value of the interest-only and residual certificates retained in any future securitizations, thereby adversely impacting earnings.

  Adjustable-rate mortgage loans originated by the Company amounted to $48.9 million, $110.9 million and $96.9 million in principal amount during the six months ended December 31, 1997 and the years ended June 30, 1997 and 1996, respectively. Substantially all such adjustable-rate mortgage loans included a "teaser" rate, i.e., an initial interest rate significantly below the fully indexed interest rate at origination. Although these loans are underwritten at 1.0% above the initial or start rate at origination, borrowers may encounter financial difficulties as a result of increases in the interest rate over the life of the loan, which may adversely impact the performance of the Company's loans in the secondary market. Any sustained period of increased delinquencies, foreclosures or losses after the loans are sold could adversely affect the pricing of the Company's future loan sales and the ability of the Company to sell its loans in the future.

ELIMINATION OF LENDER PAYMENTS TO BROKERS COULD ADVERSELY AFFECT RESULTS OF OPERATIONS

  Lawsuits have been filed against several mortgage lenders, not including the Company, alleging that such lenders have made certain payments to independent mortgage brokers in violation of the Federal Real Estate Settlement Procedures Act of 1974, as amended ("RESPA"). These lawsuits have generally been filed on behalf of a purported nationwide class of borrowers alleging that payments made by a lender to a broker in addition to payments made by the borrower to a broker are prohibited by RESPA and are therefore illegal. If these cases are resolved against the lenders, it may cause an industry-wide change in the way independent mortgage brokers are compensated. The Company's broker compensation programs permit such payments. The Company makes such payments in the ordinary course of business. Due to competitive conditions, these payments have increased in recent periods, which adversely affected the Company's cash gain on sale of mortgage loans for the six months ended December 31, 1997. Management expects this increased level of payments to continue for the three months ending March 31, 1998 and possibly thereafter. Although the Company believes that its broker compensation programs comply with all applicable laws and are consistent with long-standing industry practice and regulatory interpretations, in the future new regulatory interpretations or judicial decisions may require the Company to change its broker compensation practices. Such a change may have a material adverse effect on the Company and the entire mortgage lending industry.

POTENTIAL ADVERSE EFFECT OF REPRESENTATIONS AND WARRANTIES IN LOAN SALES

  Loan sales are made to DLJ on a non-recourse basis pursuant to the Master Loan Purchase Agreement containing customary representations and warranties by the Company regarding the underwriting criteria and the origination process. The Company is required to provide similar representations and warranties to those institutional purchasers to whom DLJ sells the subject loans. The Company, therefore, may be required to repurchase or substitute loans in the event of a breach of a representation or warranty to DLJ or the institutional purchaser, any misrepresentation during the mortgage loan origination process or, in some cases, upon any fraud or first payment default on such mortgage loans. In an environment of rapid whole loan sales, the Company may not have substitute loans which are not previously committed for sale readily available in which case the Company would be required to effect a repurchase. During the year ended June 30, 1997, the Company repurchased $178,000 of loans; no loans were repurchased during the six months ended December 31, 1997 and the year ended June 30, 1996. There can be no assurance that such repurchase levels will not substantially increase in future periods. Any claims asserted against the Company in the future by its loan purchasers may result in liabilities or legal expenses that could have a material adverse effect on the Company's results of operations and financial condition. In addition, any material repurchase or substitution of loans may have an adverse effect on the market for and pricing of the Company's loans.

DEPENDENCE ON A LIMITED NUMBER OF KEY PERSONNEL

  The Company's growth and development to date have been largely dependent upon the services of Evan R. Buckley, the Company's Chief Executive Officer, and Kelly W. Monahan, the Company's President and Chief Financial Officer. The loss of Messrs. Buckley's or Monahan's services for any reason could have a material adverse effect on the Company. The Company does not maintain key person life insurance on the lives of any of its employees. In addition, the Company's future success will require it to recruit additional key personnel, including additional sales and marketing personnel. The Company believes that its future success also substantially depends on its ability to attract, retain and motivate highly skilled employees, who are in great demand. There can be no assurance that the Company will be successful in doing so.

SUBSTANTIAL RISKS ASSOCIATED WITH FUTURE SECURITIZATIONS

  The Company may in the future sell loans through securitizations which involve substantial risks, including the following:

  Inability to Securitize Mortgage Loans. The Company anticipates that it may in the future acquire and accumulate mortgage loans until a sufficient quantity has been acquired for securitization. There can be no assurance that the Company will be successful in securitizing mortgage loans. During the accumulation period, the Company will be subject to risks of borrower defaults and bankruptcies, fraud losses and special hazard losses. In the event of any default under mortgage loans held by the Company, the Company will bear the risk of loss of principal to the extent of any deficiency between the value of the mortgage collateral and the principal amount of the mortgage loan. Also during the accumulation period, the costs of financing the mortgage loans through warehouse lines of credit or reverse repurchase agreements could exceed the interest income on the mortgage loans. It may not be possible or economical for the Company to complete the securitization of all mortgage loans that it acquires, in which case the Company will continue to hold the mortgage loans and bear the risks of borrower defaults and special hazard losses.

  Potential Recourse Against Company in Securitizations. To the extent that the Company engages in securitizations, the Company intends to transfer loans originated by the Company to a trust in exchange for cash, "interest-only" and residual certificates issued by the trust. The trustee will have recourse to the Company with respect to the breach of standard representations or warranties made by the Company at the time such loans are transferred, the effect of which may have a material adverse effect on the Company's results of operations and financial condition.

  Value of Interest-Only, Principal-Only, Residual Interest and Subordinated Securities Subject to Fluctuation. To the extent that the Company engages in securitizations, the Company's assets will likely include "interest-only," "principal-only," residual interest and subordinated securities, which will be valued by the Company in accordance with SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." The Company will record its retained interest in securitizations (including

"interest-only," "principal-only" and subordinated securities) as investments classified as trading securities. Realization of these "interest-only," "principal-only," residual interest and subordinated securities in cash is subject to the timing and ultimate realization of cash flows associated therewith, which is in turn effected by the prepayment and loss characteristics of the underlying loans. The Company will estimate future cash flows from these "interest-only," "principal-only," residual interest and subordinated securities and will value such securities with assumptions that it believes to be consistent with those that would be utilized by an unaffiliated third-party purchaser. If actual experience differs from the assumptions used in the determination of the asset value, future cash flows and earnings could be negatively impacted, and the Company could be required to reduce the value of its "interest-only," "principal-only," residual interest and subordinated securities in accordance with SFAS 125. The value of such securities can fluctuate widely and may be extremely sensitive to changes in discount rates, projected mortgage loan prepayments and loss assumptions.

  Risks Regarding Hedging. In the future the Company may hedge its variable-rate mortgage loans and any interest-only and residual certificates retained in connection with any future securitizations with hedging transactions which may include forward sales of mortgage loans or mortgage-backed securities, interest rate caps and floors and buying and selling of futures and options on futures. Hedging techniques involving the use of derivative financial investments are highly complex and may prove volatile. The financial futures contracts and options thereon in which the Company may invest are subject to periodic margin calls that would result in additional costs to the Company. If a hedging instrument utilized by the Company were found to be legally unenforceable, the Company's portfolio of loans held for sale would be exposed to interest rate fluctuations which could materially and adversely affect the Company's business and results of operations. Additionally, hedging strategies have significant transaction costs. The nature and quantity of hedging transactions will be determined by the Company's management based on various factors, including market conditions and the expected volume of mortgage loan originations and purchases. No assurance can be given that such hedging transactions will offset the risks of changes in interest rates, and it is possible that there will be periods during which the Company could incur losses after accounting for its hedging activities.

COMPANY PERFORMANCE MAY BE AFFECTED BY CONTRACTED SUB-SERVICING

  While the Company currently sells substantially all of the mortgage loans it originates servicing released, it is required to service the loans from the date of funding through the date of sale. Since the Company conducts whole loan sales monthly, the Company currently does not have a substantial servicing portfolio. Nonetheless, the Company currently contracts for the sub-servicing of all mortgage loans it originates through the date of sale and is subject to risks associated with inadequate or untimely services. To the extent that the Company decides to retain servicing rights in the future or conduct securitizations, it currently intends to contract for the sub-servicing of such mortgage loans, which would expose it to more substantial risks associated with contracted sub-servicing. In such event, it is expected that many of the Company's borrowers will require notices and reminders to keep their mortgage loans current and to prevent delinquencies and foreclosures. A substantial increase in the Company's delinquency rate or foreclosure rate could adversely affect its ability to access profitably the capital markets for its financing needs, including any future securitizations.

  Any of the Company's sub-servicing agreements with its third-party sub-servicers are expected to provide that if the Company terminates the agreement without cause (as defined in the agreement), the Company may be required to pay the third-party sub-servicer a fee. Depending upon the size of the Company's loan portfolio sub-serviced at any point in time, the termination penalty that the Company would be obligated to pay upon termination without cause, may be substantial.

  The Company intends to subcontract with sub-servicers to service the mortgage loans for any of its public securitizations. With respect to such mortgage loans, the related pooling and servicing agreements would permit the Company to be terminated as master servicer under specific conditions described in such agreements, which generally include the failure to make payments, including advances, within specific time periods. Such termination would generally be at the option of the trustee but not at the option of the Company. If, as a result of a sub-servicer's failure to perform adequately, the Company were terminated as master servicer of a securitization, the value of any servicing rights held by the Company would be adversely impacted. In addition, if a new sub-servicer were selected with respect to any such securitization, the change in sub-servicing may result in greater delinquencies and losses on the related loans, which would adversely impact the value of any "interest-only," "principal-only," residual interest and subordinated securities held by the Company in connection with such securitization.

CONCENTRATION OF OPERATIONS MAY ADVERSELY AFFECT COMPANY OPERATIONS

  Approximately 28.3%, 36.9% and 53.6% of the dollar volume of loans originated by the Company during the six months ended December 31, 1997 and the years ended June 30, 1997 and 1996, respectively, were secured by properties located in California. No other state contained properties securing more than 10% of the dollar volume of loans originated by the Company during such periods, other than Florida which accounted for 10.3% for the six months ended December 31, 1997, Illinois which accounted for 16.7% and 10.4% for the six months ended December 31, 1997 and year ended June 30, 1997, respectively, and Hawaii which accounted for 12.0% for the year ended June 30, 1997. Although the Company has a growing independent broker network outside of California, the Company is likely to continue to have a significant amount of its loan originations in California for the foreseeable future, primarily because California represents a significant portion of the national mortgage marketplace. Consequently, the Company's results of operations and financial condition are dependent upon general trends in the California economy and its residential real estate market. The California economy experienced a slowdown or recession in recent years that has been accompanied by a sustained decline in the California real estate market. Residential real estate market declines may adversely affect the values of the properties securing loans such that the principal balances of such loans will equal or exceed the value of the mortgaged properties. Reduced collateral value will adversely affect the volume of the Company's loans as well as the pricing of the Company's mortgage loans and the Company's ability to sell its loans.

  In addition, California historically has been vulnerable to certain natural disaster risks, such as earthquakes and erosion-caused mudslides, which are not typically covered by the standard hazard insurance policies maintained by borrowers. Uninsured disasters may adversely impact borrowers' ability to repay mortgage loans made by the Company, any sustained period of increased delinquencies or defaults could adversely affect the pricing of the Company's future loan sales and the ability of the Company to sell its loans. The existence of adverse economic conditions or the occurrence of such natural disasters in California could have a material adverse effect on the Company's results of operations and financial condition.

REAL PROPERTY WITH ENVIRONMENTAL PROBLEMS MAY CREATE LIABILITY FOR THE COMPANY

  In the course of its business, the Company may acquire real property securing loans that are in default. There is a risk that hazardous substances or waste, contaminants, pollutants or sources thereof could be discovered on such properties after acquisition by the Company. In such event, the Company might be required to remove such substances from the affected properties at its sole cost and expense. The cost of such removal may substantially exceed the value of the affected properties or the loans secured by such properties. There can be no assurance that the Company would have adequate remedies against the prior owners or other responsible parties, or that the Company would not find it difficult or impossible to sell the affected real properties either prior to or following any such removal, the effect of which may have a material adverse effect on the Company's results of operations and financial condition.

COMPANY SUBJECT TO EXTENSIVE LEGISLATIVE AND REGULATORY RISKS

  The Company's business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and is subjected to various laws and judicial and administrative decisions imposing requirements and restrictions on a substantial portion of its operations. The Company's consumer lending activities are subject to the Federal Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994), the Federal Equal Credit Opportunity Act and Regulation B, as amended ("ECOA"), the Fair Credit Reporting Act of 1970, as amended, RESPA and Regulation X, the Fair Housing Act, the Home Mortgage Disclosure Act and the Federal Debt Collection Practices ACT, as well as other federal and state statutes and regulations affecting the Company's activities. The Company is also subject to the rules and regulations of and examinations by the Department of Housing and Urban Development ("HUD") and state regulatory authorities with respect to originating, processing, underwriting, selling, securitizing and servicing loans. These rules and regulations, among other things, impose licensing obligations on the Company, establish eligibility criteria for mortgage loans, prohibit discrimination, provide for inspections and appraisals of properties, require credit reports on loan applicants, regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to loss of approved status, termination or suspension of servicing contracts without compensation to the servicer, demands for indemnifications or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions.

  In October 1997, HUD issued proposed regulations regarding the treatment and disclosure of fees charged and collected by mortgage brokers providing certain safe harbors for the payment of fees by lenders to mortgage brokers and setting forth standards to determine whether payments to mortgage brokers violate RESPA. Whether such regulations will be adopted and the form and content of any final regulations is unknown.

  The Company is subject to licensing by state authorities. In addition, any person who acquires more than 10% of the Company's stock will become subject to certain state licensing regulations requiring such person periodically to file certain financial and other information. If any person holding more than 10% of the Company's stock refuses to adhere to such filing requirements, the Company's existing licensing arrangements could be jeopardized. The loss of required licenses could have a material adverse effect on the Company's results of operations and financial condition.

  Although the Company believes that it has systems and procedures to facilitate compliance with these requirements and believes that it is in compliance in all material respects with applicable local, state and federal laws, rules and regulations, there can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future that could make compliance more difficult or expensive.

  Members of Congress and government officials have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of the Company's loans are made to borrowers for the purpose of consolidating consumer debt or financing other consumer needs, the competitive advantage of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for loans of the kind offered by the Company.

POSSIBLE NEED FOR ADDITIONAL EQUITY FINANCING

  The Company's primary operating cash requirements include the funding or payment of (i) loan originations, (ii) interest expense incurred on borrowings under warehouse lines of credit, (iii) income taxes, (iv) capital expenditures and (v) other operating and administrative expenses. The Company funds these cash requirements primarily through warehouse lines of credit and whole loan sales. In addition, if the Company conducts securitizations, it would require liquidity to fund its investments in "interest-only" and residual certificates and for fees and expenses incurred with securitizations. The Company's ability to implement its business strategy will depend upon its ability to establish alternative long-term financing arrangements with parties other than DLJ and obtain sufficient financing under warehouse facilities upon acceptable terms. There can be no assurance that such financing will be available to the Company on favorable terms, if at all. If such financing were not available or the Company's capital requirements exceed anticipated levels, then the Company would be required to obtain additional equity financing which would dilute the interests of stockholders who invest in this Offering. The Company cannot presently estimate the amount and timing of additional equity financing requirements because such requirements are tied to, among other things, the growth of the Company. If the Company were unable to raise such additional capital, its results of operations and financial condition would be adversely affected. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources."

ANY FUTURE ACQUISITIONS OF OTHER SPECIALTY FINANCE COMPANIES OR ASSETS MAY HAVE ADVERSE EFFECTS ON THE COMPANY'S BUSINESS

  The Company may, from time to time, engage in the acquisition of other specialty finance companies or portfolios of loan assets. Any acquisition made by the Company may result in potentially dilutive issuances of equity securities, the incurrence of additional debt and the amortization of expenses related to goodwill and other intangible assets, any of which could have a material adverse effect on the Company's business and results of operations. The Company also may experience difficulties in the assimilation of the operations, services, products and personnel related to acquired companies or loan portfolios, an inability to sustain or improve the historical revenue levels of acquired companies, the diversion of management's attention from ongoing business operations and the potential loss of key employees of such acquired companies. The Company currently has no agreements with regard to any potential acquisition and there can be no assurance that future acquisitions, if any, will be consummated.

SIGNIFICANT INFLUENCE OF CURRENT MANAGEMENT

  After the Offering, the officers and directors of the Company will beneficially own 34.1% of the outstanding Common Stock of the Company (or approximately 31.3% of the outstanding Common Stock if the Underwriters' over-allotment option is exercised in full). As a result, the Company's current management through its stock ownership and otherwise will be able to exert significant influence over the business and affairs of the Company. See "Management" and "Principal and Selling Stockholders."

NO ASSURANCE OF ACTIVE TRADING MARKET FOR COMMON STOCK; DETERMINATION OF OFFERING PRICE; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to this Offering, there has been no public market for the Common Stock of the Company. Although the Company has been approved, subject to official notice of issuance, for quotation of the Common Stock on the Nasdaq National Market, there can be no assurance that an active public trading market for the Common Stock will develop after the Offering or that, if developed, it will be sustained. The initial public offering price of the Common Stock offered hereby has been determined by negotiations between the Company and the Representatives of the Underwriters and may not be indicative of the price at which the Common Stock will trade after the Offering. See "Underwriting."

  The trading price of the Company's Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results, changes in analysts' estimates, general conditions in the speciality finance industry and other factors. For example, companies engaging in securitizations record non-cash gain on sale of mortgage loans from the revenue expected to be obtained from retained residual interests in future payments on the loans. Realization of cash from these residual interests is subject to the timing and ultimate realization of cash flows associated therewith, which in turn is affected by the prepayment and loss characteristics of the underlying loans. Several specialty finance companies recently have been required to "write-down" the value of their retained interests, and therefore reduce or eliminate reported earnings, largely as a result of a higher than anticipated level of prepayments on the underlying loans which has materially adversely affected their stock prices. Stock prices of other specialty finance companies that utilize more conservative assumptions in recording non-cash gain on sale and those, such as the Company, that sell whole loans for cash and do not engage in material securitization activities, also have been adversely impacted by these developments. There can be no assurance the future market price of the Company's Common Stock will not be adversely impacted by the results of operation of, and market reactions to, other specialty finance companies. Consequently, there can be no assurance that the market price for the Common Stock will not fall below the initial public offering price.

  The Company may increase its capital by making additional private or public offerings of its Common Stock, securities convertible into its Common Stock or debt securities. The actual or perceived effect of such offerings, the timing of which cannot be predicted, may be the dilution of the book value or earnings per share of the Common Stock outstanding, which may result in the reduction of the market price of the Common Stock.

ANTI-TAKEOVER EFFECT OF DELAWARE LAW

  The Company intends to reincorporate as a Delaware corporation prior to completion of the Offering and as such will be subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general,
Section 203 prevents an "interested stockholder" (defined generally as a person owning more than 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" with the Company for three years following the date that person became an interested stockholder unless the business combination is approved in a prescribed manner. This statute could make it more difficult for a third party to acquire control of the Company. See "Description of Capital Stock--Certain Provisions of Delaware Law."

ISSUANCE OF PREFERRED STOCK MAY ADVERSELY AFFECT HOLDERS OF COMMON STOCK

  The Board of Directors has the authority to issue up to 5,000,000 shares of undesignated Preferred Stock and to determine the rights, preferences, privileges and restrictions of such shares without any further vote or action by the stockholders. Although at present the Company has no plans to issue any of the Preferred Stock, the Preferred Stock could be issued with voting, liquidation, dividend and other rights superior to the rights of the Common Stock. The issuance of Preferred Stock under certain circumstances could have the effect of delaying or preventing a change in control of the Company. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE MAY ADVERSELY AFFECT THE MARKET PRICE OF THE COMPANY'S COMMON STOCK

  The sales of substantial amounts of the Company's Common Stock in the public market or the prospect of such sales could materially and adversely affect the market price of the Common Stock. Upon completion of this Offering, the Company will have outstanding 5,400,000 shares of Common Stock. The 3,173,196 shares of Common Stock offered hereby will be immediately eligible for sale in the public market without restriction beginning on the date of this Prospectus. The remaining 2,226,804 shares of Common Stock are restricted in nature and are saleable to the extent permitted for "affiliates" pursuant to Rule 144 under the Securities Act. The Company and its officers and directors have agreed that they will not, without the prior written consent of CIBC Oppenheimer Corp. (which consent may be withheld in its sole discretion) and subject to certain limited exceptions, sell, transfer, or otherwise dispose of any shares of Common Stock, options or warrants to acquire Common Stock, or securities exchangeable or exercisable for or convertible into Common Stock for a period commencing on the date of this Prospectus and continuing to a date 180 days after such date. See "Shares Eligible for Future Sale" and "Underwriting." The Stock Option Plan authorizes the grant of options to purchase, and awards of, 800,000 shares; of this amount, options to acquire 163,265 shares of Common Stock were granted prior to this Offering at a per share exercise price of $6.10. In addition, it is expected that stock options for an additional 425,000 shares of Common Stock will be granted to certain employees, officers and directors of the Company on the date of this Offering at a per share exercise price equal to the initial public offering price. The Company intends to register under the Securities Act of 1933, as amended (the "Securities Act"), shares reserved for issuance pursuant to the Stock Option Plan. The holders of the Representatives' Warrants are entitled to certain registration rights. See "Description of Capital Stock--Registration Rights" and "Shares Eligible for Future Sale."

IMMEDIATE AND SUBSTANTIAL DILUTION

  The initial public offering price is substantially higher than the book value per outstanding share of the Common Stock. Purchasers of the Common Stock will experience immediate and substantial dilution in pro forma net tangible book value of $5.63 per share of Common Stock from the assumed initial public offering price of $10.00 per share of Common Stock. See "Dilution."

                ARRANGEMENTS WITH DLJ AND THE RECAPITALIZATION

 Arrangements With DLJ

  Prior to this Offering, the Company has benefitted from its relationship with DLJ, which owned approximately 44% of the Company's outstanding Common Stock as of December 31, 1997. Since commencement of operations, DLJ has provided the Company with a $50.0 million warehouse line of credit to fund loan production (the "DLJ Facility"), which has been the only financing facility the Company has used to date. The interest rate under the DLJ Facility was equal to the federal funds rate plus 100 basis points, subject to increase based on the length of time loans are held by the Company, and DLJ received a security interest on all loans, and other rights in connection therewith, originated by the Company. Any loan not purchased by DLJ was not allowed to remain subject to the warehouse line for more than nine months. The term of the DLJ Facility was through August 31, 2000. As of December 31, 1997 and June 30, 1997 and 1996, $74.4 million, $54.6 million and $42.7 million, respectively, was outstanding under the DLJ Facility.

  In October 1997, the Company and DLJ modified the DLJ Facility and the terms under which DLJ would purchase mortgage loans from the Company (the "Amended DLJ Facility"). The Amended DLJ Facility has similar terms to the DLJ Facility with certain modifications. The Amended DLJ Facility provides for advances of up to $150.0 million. The interest rate of the DLJ Facility will remain effective until the closing of this Offering; thereafter, borrowings under the Amended DLJ Facility will bear an interest rate of the federal funds rate plus 50 basis points for 12 months after the closing of the Offering and, thereafter, the federal funds rate plus 100 basis points. The Amended DLJ Facility also modifies the termination date to two years after the closing of the Offering. Furthermore, DLJ has agreed to provide the Company with up to $5.0 million of financing for a term of one year for subordinated "interest-only" securities to the extent they are retained by the Company in connection with any future securitizations of loans originated by the Company. Advances will be made only to the extent the Company does not have sufficient cash, in excess of reasonable reserves, to fund the retention of such securities.

  It is expected that the Amended DLJ Facility will not be extended beyond the modified term. The Company is seeking to obtain additional and alternative sources of financing on favorable terms to decrease its reliance on DLJ. While the Company is currently negotiating with other lenders to obtain additional warehouse lines of credit, the Company currently has no financing commitment for such lines of credit. Any failure by DLJ to continue to provide financing under the Amended DLJ Facility or the Company's failure to obtain adequate funding under any additional or alternative facilities, on favorable terms or otherwise, could cause the Company to curtail loan origination activities which could have a material adverse effect on the Company's operations.

  The Amended DLJ Facility modifies the exclusivity of the relationship between DLJ and the Company. In connection with the DLJ Facility, DLJ, pursuant to the Master Loan Purchase Agreement, agreed to purchase, and the Company agreed to sell to DLJ, all mortgage loans originated by the Company. While over the course of this relationship, the Company and DLJ have agreed that certain of such loans will not be so purchased, the Company has historically sold substantially all of its originated loans to DLJ as whole loans on a servicing released basis. Under the Amended DLJ Facility, this exclusive contractual arrangement will be modified and the Company, as of the consummation of the Offering, will have no obligation to sell any loans to DLJ, and DLJ will have no obligation to purchase any loans from the Company.

  DLJ has purchased, and it is contemplated that it may continue to purchase, loans under the Master Loan Purchase Agreement with a view towards securitization or other resale transactions in the secondary mortgage market. Since substantially all of the loans historically purchased by DLJ under the Master Loan Purchase Agreement have been resold by DLJ to institutional purchasers generally within 48 hours of the initial purchase from the Company, DLJ has agreed to allow the Company to assist it in the marketing of loans so resold by DLJ. Prior to the purchase of the loans by DLJ under the Master Loan Purchase Agreement, the Company undertakes a process to identify the institutional purchasers who will immediately buy the subject loans from DLJ. This program utilizes a competitive bidding process typically involving two to four potential purchasers (including Wall Street firms, financial institutions and conduits, along with other institutional purchasers) who in most cases have purchased similar resold loans from DLJ in the past. The successful bidder is committed to a minimum quantity of loans at a determined price, and is generally granted the option to purchase more than the minimum quantity at a negotiated price. DLJ then agrees to pay the Company the determined price minus 50 basis points, which represents DLJ's fees. As a result of this agreement, management is able to directly control the sales process of its loans in an effort to obtain more favorable pricing and other terms. A successful bidder is not obligated to purchase loans other than those to which its bid applies. For the six months ended December 31, 1997 and the years ended June 30, 1997 and 1996, an aggregate of $1.7 million, $2.1 million and $1.8 million, respectively, was paid to DLJ as fees pursuant to the Master Loan Purchase Agreement. Under the Amended DLJ Facility, DLJ and the Company have agreed that DLJ will receive no fees in connection with any such purchases for the first 12 months after the closing of the Offering and 12.5 basis points for the second 12 months after the closing.

  The Master Loan Purchase Agreement, along with the Amended DLJ Facility, terminates on August 31, 2000, or may be terminated earlier by DLJ upon an event of default by the Company, including the occurrence of any proceeding adversely affecting the Company's ability to perform its obligations to DLJ, a material breach by the Company of any related agreement with DLJ or a material adverse change in the Company's business. The Master Loan Purchase Agreement may also be terminated by DLJ if the Company merges (other than the reincorporation of the Company into Delaware to which DLJ has consented), sells substantially all of its assets or fails to meet certain financial criteria as agreed to by DLJ and the Company.

  Since the Company commenced business, DLJ has purchased substantially all of the Company's loan production through whole loan sales. During the six months ended December 31, 1997 and the years ended June 30, 1997 and 1996, the Company sold loans to DLJ having an aggregate principal balance of $331.4 million, $473.7 million and $153.2 million, respectively. Cash gain on sales of loans represents the primary source of the Company's revenues and net income. The Company relies almost entirely on proceeds from loan sales to generate cash for repayment of borrowings under the Company's warehouse facilities. There can be no assurance that DLJ will continue to purchase loans originated by the Company or will be willing to purchase such loans on terms under which it had historically purchased the Company's loans. Following the completion of this Offering, the Company intends to sell loan production to DLJ and other institutional purchasers in the secondary market. While the Company has historically assisted DLJ in identifying purchasers of those loans purchased by DLJ under the Master Loan Purchase Agreement, there can be no assurance that the Company would be successful in identifying other institutional purchasers or in negotiating favorable terms for such loan sales.

 The Recapitalization

  The Company has endeavored to effectuate a series of corporate transactions to properly position the Company prior to its initial public offering. The transactions are as follows:

  Repurchase of Preferred Stock. In November 1997, the Company redeemed all outstanding shares of its Series A Preferred Stock for approximately $1.6 million; of this amount, $800,000 was paid to DLJ and $775,000 was paid to BNC Equity Investors, LLC, an entity of which 37.2% and 6.5% is owned by Evan R. Buckley and Gary Vander-Haeghen, the Company's Chief Executive Officer and Vice President, Sales, respectively.

  Reincorporation in Delaware. Prior to the consummation of this Offering, the Company intends to reincorporate in Delaware to take advantage of certain favorable provisions of Delaware law (see "Description of Capital Stock-- Certain Provisions of Delaware Law"). Further to the reincorporation, the existing California corporation will be merged into a newly formed Delaware corporation pursuant to which each outstanding share of Class A and Class B Common Stock of the existing California corporation will be exchanged for 4,123.71134 shares of $.001 par value Common Stock of the new Delaware corporation and the certificate of incorporation of the new Delaware corporation will authorize 50,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. As a result of the reincorporation, there will be no outstanding shares of Class A or Class B Common Stock at the consummation of this Offering.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of the 1,400,000 shares of Common Stock offered by the Company at an assumed initial public offering price of $10.00 (after deducting the estimated underwriting discount and offering expenses payable by the Company), are estimated to be $12.6 million. The Company intends to apply approximately $9.4 million of the net proceeds from this Offering to fund future loan originations and $3.2 million for general corporate purposes. Prior to their eventual use, the net proceeds will be invested in high quality, short-term investment instruments such as short-term corporate investment grade or United States Government interest-bearing securities. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder.

                                DIVIDEND POLICY

  The Company has never paid any cash dividends on its Common Stock. The Company intends to retain all of its future earnings to finance its operations and does not anticipate paying cash dividends in the foreseeable future. Any decision made by the Company's Board of Directors to declare dividends in the future will depend upon the Company's future earnings, capital requirements, financial condition and other factors deemed relevant by the Company's Directors.

                                   DILUTION

  The pro forma net tangible book value of the Company at December 31, 1997 was $10,952,000 or $2.74 per share. Pro forma net tangible book value per share represents the amount of the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the receipt by the Company of the net proceeds from the sale of the shares of Common Stock offered hereby at an assumed initial public offering price of $10.00 per share and the application of the net proceeds therefrom, after deducting the estimated underwriting discount and offering expenses, the pro forma as adjusted net tangible book value of the Company at December 31, 1997 would have been $23,587,000 or $4.37 per share. This represents an immediate increase in pro forma net tangible book value of $1.63 per share to the existing stockholders and an immediate dilution of $5.63 per share to new investors purchasing shares in this Offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share....................       $10.00
  Pro forma net tangible book value per share before this Offering. $2.74
  Increase per share attributable to new investors.................  1.63
                                                                    -----
Pro forma net tangible book value per share after this Offering....         4.37
                                                                          ------
Dilution per share to new investors................................       $ 5.63
                                                                          ======

  The following table summarizes as of December 31, 1997, the differences between existing stockholders and new investors (before deducting underwriting discounts and commissions and estimated offering expenses) with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share:

                               SHARES OWNED
                                 AFTER THE
                                 OFFERING       TOTAL CONSIDERATION
                             -----------------  -------------------  AVERAGE PRICE
                              NUMBER   PERCENT    AMOUNT    PERCENT    PER SHARE
                             --------- -------  ----------- -------  -------------
Existing stockholders....... 2,226,804  41.24%  $     6,300   0.02%        --
New investors............... 3,173,196  58.76    31,731,960  99.98      $10.00
                             --------- ------   ----------- ------
  Total..................... 5,400,000 100.00%  $31,738,260 100.00%
                             ========= ======   =========== ======

                                CAPITALIZATION

  The following table sets forth, as of December 31, 1997, the Company's (i) actual capitalization and (ii) capitalization as adjusted to reflect the sale by the Company of the 1,400,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $10.00 per share and application of the net proceeds therefrom (after deducting the estimated underwriting discount and offering expenses payable by the Company). This table should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                               AT DECEMBER 31,
                                                                    1997
                                                             -------------------
                                                                         AS
                                                             ACTUAL  ADJUSTED(1)
                                                             ------- -----------
                                                                 (DOLLARS IN
                                                                 THOUSANDS)
Warehouse line of credit.................................... $74,369   $74,369
                                                             =======   =======
Stockholders' equity(2):
  Preferred Stock, $.001 par value; 5,000,000 shares
   authorized,
   none issued and outstanding actual and as adjusted....... $   --    $   --
  Common Stock, $.001 par value; 50,000,000 shares
   authorized; 4,000,000 shares issued and outstanding
   actual; 5,400,000 shares issued and outstanding as
   adjusted(3)..............................................       6         7
  Additional paid-in capital................................     --     12,634
  Retained earnings.........................................  10,946    10,946
                                                             -------   -------
    Total stockholders' equity and capitalization........... $10,952   $23,587
                                                             =======   =======

-------
(1) After deducting the estimated underwriting discount and offering expenses payable by the Company, and assuming no exercise of the Underwriters' over-allotment option.

(2) Gives effect to the reincorporation of the Company in Delaware which will be effected prior to the consummation of this Offering whereby the existing California corporation will be merged into a newly formed Delaware corporation and pursuant to which each outstanding share of Class A and Class B Common Stock of the existing California corporation will be exchanged for 4,123.71134 shares of $.001 par value Common Stock of the new Delaware corporation and the certificate of incorporation of the new Delaware corporation will authorize 50,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. See "Arrangements with DLJ and the Recapitalization."

(3) Excludes shares issuable pursuant to the Representatives' Warrants and shares of Common Stock reserved for issuance pursuant to the Company's Stock Option Plan. The Stock Option Plan authorizes the grant of options to purchase, and awards of, 800,000 shares; of this amount, options to acquire 163,265 were granted prior to this Offering at a per share exercise price of $6.10. Options to acquire an additional 425,000 shares are expected to be granted to employees, officers and directors of the Company at the effective date of this Offering at a per share exercise price equal to the initial public offering price. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- General" and "Management--Stock Options."

                     SELECTED CONSOLIDATED FINANCIAL DATA
               (In thousands, except per share data and ratios)

  The following selected statement of operations data for the years ended June 30, 1996 and 1997 and the balance sheet data at June 30, 1996 and 1997 are derived from consolidated financial statements of the Company included elsewhere in this Prospectus, which have been audited by Ernst & Young LLP, independent auditors, as indicated in their report included elsewhere in this Prospectus, and are qualified by reference to such financial statements including the related notes thereto. The selected statements of operations data for the six months ended December 31, 1996 and 1997 and the balance sheet data at December 31, 1997 have been derived from unaudited interim condensed consolidated financial statements of the Company contained elsewhere herein and reflect in management's opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of financial position and results of operations for these periods. Results of operations for the six months ended December 31, 1997 are not necessarily indicative of results to be expected for the year ending June 30, 1998. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, notes thereto and the independent auditors' report included elsewhere in this Prospectus. The Company was formed on May 2, 1995 and began operations in August 1995. For the period of May 2, 1995 through June 30, 1995, the Company did not have any revenue and recorded start-up costs of $10,000. Financial statements are not presented for the period May 2, 1995 through June 30, 1995 as the operations were not material.

                                                                  SIX MONTHS
                                                   YEAR ENDED        ENDED
                                                    JUNE 30,     DECEMBER 31,
                                                 -------------- ---------------
                                                  1996   1997    1996    1997
                                                 ------ ------- ------- -------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Gain on sale of mortgage loans................ $4,240 $21,855 $ 8,525 $13,543
  Loan origination income.......................  1,978   5,473   2,383   2,767
  Interest income...............................  1,960   5,182   2,215   3,447
  Other income..................................     52     250      91     220
                                                 ------ ------- ------- -------
    Total revenues..............................  8,230  32,760  13,214  19,977
                                                 ------ ------- ------- -------
Expenses:
  Employees' salaries and commissions...........  3,624  11,052   4,396   8,326
  General and administrative expense............  2,400   5,543   2,279   3,257
  Interest expense..............................  1,452   3,693   1,595   2,471
                                                 ------ ------- ------- -------
    Total expenses..............................  7,476  20,288   8,270  14,054
                                                 ------ ------- ------- -------
Income before taxes.............................    754  12,472   4,944   5,923
Income tax expense..............................    337   4,930   1,954   2,392
                                                 ------ ------- ------- -------
  Net income.................................... $  417 $ 7,542 $ 2,990 $ 3,531
                                                 ====== ======= ======= =======
Pro forma net income per share.................. $ 0.14 $  1.80 $  0.71 $  0.86
                                                 ====== ======= ======= =======
Shares used in computing pro forma net income
 per share(1)...................................  2,897   4,192   4,191   4,108

                                                   AT JUNE 30,
                                                 --------------- AT DECEMBER 31,
                                                  1996    1997        1997
                                                 ------- ------- ---------------
BALANCE SHEET DATA:
Cash and cash equivalents....................... $ 2,452 $ 8,268     $ 7,142
Restricted cash.................................     --      --          614
Mortgage loans held for sale....................  42,723  55,145      76,196
Total assets....................................  46,352  65,713      87,339
Warehouse line of credit........................  42,723  54,625      74,369
Total liabilities...............................  44,506  56,509      76,387
Total stockholders' equity......................   1,846   9,204      10,952

                                                           SIX MONTHS ENDED
                                    YEAR ENDED JUNE 30,      DECEMBER 31,
                                    --------------------  --------------------
                                      1996       1997       1996       1997
                                    ---------  ---------  ---------  ---------
OPERATING STATISTICS:
Loan originations:
  Mortgage loan originations....... $ 199,963  $ 532,621  $ 223,859  $ 354,572
  Average initial principal balance
   per loan........................ $     101  $      98  $      95  $      96
  Weighted average interest rate:
   Fixed rate residential loans....      10.7%      10.5%      10.8%      10.6%
   Variable rate residential loans.       9.2%       9.4%       9.4%       9.6%
   Small commercial rate loans(2)..       --         9.8%       9.2%       --
   Weighted average, initial loan-
    to-value ratios................      68.5%      69.3%      68.3%      72.9%
  Whole loan sales................. $ 156,559  $ 519,909  $ 216,964  $ 333,045
  Gain on sale as a percentage of
   whole loan sales................       2.7%       4.2%       3.9%       4.1%
Credit risk(3):
   A+..............................       9.7%      30.7%      22.8%      42.5%
   A-..............................      41.9%      26.7%      30.6%      21.8%
   B...............................      26.0%      18.9%      21.0%      20.4%
   C+..............................      12.0%      10.7%      12.1%       8.0%
   C...............................       7.7%       5.7%       6.9%       3.4%
   C-..............................       2.7%       3.9%       3.8%       3.9%
   Small commercial(2).............       --         3.4%       2.8%       --

--------
(1) See Note 1 of Notes to Consolidated Financial Statements.
(2) The Company discontinued the origination of small commercial loans in April 1997.
(3) Credit ratings are based on the Company's classification of loan products. See "Business--Underwriting Guidelines."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the Company's consolidated financial statements and notes thereto appearing elsewhere herein.

GENERAL

  The Company is a specialty finance company engaged in the business of originating and selling non-conforming residential mortgage loans secured by one-to-four family residences. The Company's principal borrower base consists of individuals who do not qualify under traditional lending criteria established by agencies such as FNMA and FHLMC, because of their credit history, income or other factors. The Company originates loans through independent mortgage brokers and, to a lesser extent, through its retail origination division. Substantially all of the Company's mortgage loan originations are sold in the secondary market through loan sales in which the Company disposes of its entire economic interest in the loans including the related servicing rights for cash. See "Business."

  The following table shows the Company's mortgage loan originations, mortgage loan sales, and origination locations with account executives for the periods indicated:

                                                               SIX MONTHS ENDED
                                           YEAR ENDED JUNE 30,   DECEMBER 31,
                                           ------------------- -----------------
                                             1996      1997      1996     1997
                                           --------- --------- -------- --------
                                                  (DOLLARS IN THOUSANDS)
   Mortgage loan originations............  $ 199,963 $ 532,621 $223,859 $354,572
   Mortgage loan sales...................  $ 156,559 $ 519,909 $216,964 $333,045
   Origination locations at end of period
    .....................................         19        38       26       46

  Revenues are derived primarily from cash gain on sales of loans and interest income from loans held for sale. The major components of the Company's revenues are (i) the volume of loans originated, (ii) the premium over principal amount received in loan sales, (iii) origination points received or paid, (iv) origination fees received and (v) the differential between the interest rate on borrowings under revolving warehouse credit facilities and the interest rate of loans held for sale. Cash gain on sale of mortgage loans is affected by, among other things, borrower credit risk classification, loan-to-value ratio, interest rate and margin of the loans. Revenues increased to $20.0 million and $32.8 million for the six months ended December 31, 1997 and the year ended June 30, 1997, respectively, compared to $13.2 million and $8.2 million for the six months ended December 31, 1996 and the year ended June 30, 1996, respectively.

  The major components of expenses are employees' salaries and commissions, general and administrative, and interest. Employees' salaries and commissions, which for the six months ended December 31, 1997 and the years ended June 30, 1997 and 1996 accounted for 59.2%, 54.5% and 48.5% of total expenses, respectively, is significantly related to the loan origination volume because the Company's sales force is compensated on a commission basis in addition to salaries. Total expenses increased to $14.1 million and $20.3 million for the six months ended December 31, 1997 and the year ended June 30, 1997, respectively, compared to $8.3 million and $7.5 million for the six months ended December 31, 1996 and the year ended June 30, 1996, respectively.

  The Company's net income increased to $3.5 million and $7.5 million for the six months ended December 31, 1997 and the year ended June 30, 1997, respectively, compared to $3.0 million and $417,000 for the six months ended December 31, 1996, and the year ended June 30, 1996, respectively.

  Increased competition in the non-conforming mortgage industry could have the effect of (i) lowering gains that may be realized on loan sales, (ii) reducing an individual company's volume of loan originations and sales,
(iii) increasing demand for experienced personnel increasing the likelihood such personnel will be recruited by competitors and (iv) lowering the industry standard for non-conforming underwriting guidelines as competitors attempt to increase or maintain market share in the face of increased competition. In the past, certain of these factors have caused the revenues and net income of many participants in the non-conforming mortgage industry, including the Company, to fluctuate from quarter to quarter. The Company intends to utilize its primary strengths and its growth and operating strategy to remain competitive in the non-conforming mortgage industry. The Company believes that its primary strengths are (i) the experience of its management, account executives and staff in the non-conforming lending industry, which enhances the Company's ability to establish and maintain long-term relationships with mortgage brokers, (ii) its service oriented sales culture whereby the Company strives to respond quickly and efficiently to customer needs and market demands, (iii) its operating philosophy to create stable and deliberate loan origination growth by utilizing consistent and prudent underwriting guidelines designed to produce mortgage products readily saleable in the secondary market and (iv) its ability to manage and control operating costs in order for it to remain a low cost originator. For a description of the contractual nature of the Company's relationships with its independent mortgage brokers, see "Business--Mortgage Loan Originations--Wholesale Division."

RESULTS OF OPERATIONS

 Six Months Ended December 31, 1997 Compared to Six Months Ended December 31,
1996

 Revenues. The following table sets forth the components of the Company's revenues for the periods indicated:

                                                           SIX MONTHS ENDED
                                                             DECEMBER 31,
                                                        -----------------------
                                                           1996        1997
                                                        ----------- -----------
                                                        (DOLLARS IN THOUSANDS)
   Gain on sale of mortgage loans...................... $     8,525 $    13,543
   Loan origination income.............................       2,383       2,767
   Interest income.....................................       2,215       3,447
   Other income........................................          91         220
                                                        ----------- -----------
                                                        $    13,214 $    19,977
                                                        =========== ===========

  The increase in revenues was due primarily to increased mortgage loan originations and cash gain on sales of mortgage loans. Mortgage loan originations increased $130.7 million to $354.6 million for the six months ended December 31, 1997 from $223.9 million for the six months ended December 31, 1996.

  Cash gain on sale of mortgage loans increased $5.0 million to $13.5 million for the six months ended December 31, 1997 from $8.5 million for the six months ended December 31, 1996. This was due primarily to a 5.1% increase in weighted average cash gain on sale to 4.1% for the six months ended December 31, 1997 from 3.9% for the six months ended December 31, 1996, primarily due to improved pricing of whole loan sales. There can be no assurance that the Company will recognize comparable levels of cash gain on sale of mortgage loans in future periods. The Company makes yield spread premium payments to its mortgage broker customers in the ordinary course of business. Due to competitive conditions, these payments have increased in recent periods, which adversely affected the Company's cash gain on sale of mortgage loans for the six months ended December 31, 1997. Management expects this increased level of payments to continue for the three months ending March 31, 1998 and possibly thereafter.

  Loan origination income, which consists of loan origination fees, increased to $2.8 million for the six months ended December 31, 1997 from $2.4 million for the six months ended December 31, 1996 due to an increase in mortgage loan originations. As a percentage of total revenues, loan origination income for the six months ended December 31, 1997 decreased to 13.8% as compared to 18.0% for the six months ended December 31, 1996 as a result of competitive conditions as management was required to lower the amount of origination points and fees charged on its loan products to satisfy mortgage broker and consumer demands.

  Interest income increased $1.2 million to $3.4 million for the six months ended December 31, 1997 from $2.2 million for the six months ended December 31, 1996. This increase is due to an increase in loan originations during the period.

  Other income, which is composed of investment income, prepayment penalties and late charges, increased to $220,000 for the six months ended December 31, 1997 as compared to $91,000 for the six months ended December 31, 1996 largely as a result of an increase in mortgage loan originations.

  Expenses. The following table sets forth the components of the Company's expenses for the periods indicated:

                                                            SIX MONTHS ENDED
                                                              DECEMBER 31,
                                                         ----------------------
                                                            1996       1997
                                                         ----------------------
                                                         (DOLLARS IN THOUSANDS)
   Employees' salaries and commissions.................. $    4,396 $     8,326
   General and administrative expenses..................      2,279       3,257
   Interest expense.....................................      1,595       2,471
                                                         ---------- -----------
                                                         $    8,270 $    14,054
                                                         ========== ===========

  Total expenses increased to $14.1 million for the six months ended December 31, 1997 from $8.3 million for the six months ended December 31, 1996. This increase is related to geographical expansion to 46 origination locations at December 31, 1997 from 26 at December 31, 1996, and to an increase in mortgage loan originations.

  Employee salaries and commissions increased $3.9 million to $8.3 million during the six months ended December 31, 1997 from $4.4 million for the six months ended December 31, 1996. The primary reason for the increase was due to an increase in mortgage loan originations and continued geographical expansion.

  General and administrative expenses increased $978,000 to $3.3 million for the six months ended December 31, 1997 from $2.3 million for the three months ended December 31, 1996. This increase is due primarily to a corresponding increase in the origination locations and the related increase in mortgage loan originations.

  Interest expense increased $876,000 to $2.5 million for the six months ended December 31, 1997 from $1.6 million for the three months ended December 31, 1996 as a result of higher levels of warehouse borrowing.

  It is expected that the Company's expansion plans will result in an increase in operating expenses in the short-term. Furthermore, since management expects that there will be a lag time between the incurrence of such expense and the receipt of any revenues from such expansion efforts, the Company's results of operations may be adversely affected in the short-term.

  In October 1997, the Company issued stock options to purchase 163,265 shares of the Company's Common Stock at a per share exercise price of $6.10. The stock options vest 33 1/3% on each anniversary date from the date of the grant. In connection therewith, the Company will recognize stock compensation expense of $212,000 per year over the three-year period ended October 2000, or $53,000 per quarter which commenced with the quarter ending December 31, 1997.

 Fiscal Year Ended June 30, 1997 Compared to Fiscal Year Ended June 30, 1996

 Revenues. The following table sets forth the components of the Company's revenues for the periods indicated:

                                                          YEAR ENDED JUNE 30,
                                                         ----------------------
                                                            1996       1997
                                                         ----------------------
                                                         (DOLLARS IN THOUSANDS)
   Gain on sale of mortgage loans....................... $    4,240 $    21,855
   Loan origination income..............................      1,978       5,473
   Interest income......................................      1,960       5,182
   Other income.........................................         52         250
                                                         ---------- -----------
                                                         $    8,230 $    32,760
                                                         ========== ===========

  Revenues increased to $32.8 million for the year ended June 30, 1997 from $8.2 million for the year ended June 30, 1996 largely due to increased mortgage loan originations and cash gain on sale of mortgage loans.

  The increase in mortgage loan originations was due to both increased production from existing branches and expansion into new markets. Origination locations increased to 38 at June 30, 1997 from 19 at June 30, 1996.

  Cash gain on sale of mortgage loans increased $17.6 million to $21.9 million in the year ended June 30, 1997 from $4.2 million in the year ended June 30, 1996. The increase was due primarily to the $332.7 million increase in mortgage loan originations during the year ended June 30, 1997. Total loans of $519.9 million were sold in the year ended June 30, 1997 with a weighted average cash gain on sale of 4.2%. During the year ended June 30, 1996, total loans of $156.6 million were sold with a weighted average cash gain on sale of 2.7%. The increase in weighted average cash gain on sale was primarily attributable to improved pricing of whole loan sales.

  Loan origination income increased to $5.5 million in the year ended June 30, 1997 from $2.0 million in the year ended June 30, 1996 due to increased mortgage loan originations.

  Interest income increased $3.2 million to $5.2 million in the year ended June 30, 1997 from $2.0 million in the year ended June 30, 1996 due to a higher balance of loans held for sale as a result of the increase in mortgage loan originations.

  Other income increased to $250,000 for the year ended June 30, 1997 as compared to $52,000 for the year ended June 30, 1996 largely as a result of increased mortgage loan originations and an increase in cash and cash equivalents.

  Expenses. The following table sets forth the components of the Company's expenses for the periods indicated:

                                                           YEAR ENDED JUNE 30,
                                                          ----------------------
                                                             1996       1997
                                                          ----------------------
                                                          (DOLLARS IN THOUSANDS)
   Employees' salaries and commissions...................     $3,624     $11,052
   General and administrative expenses...................      2,400       5,543
   Interest expense......................................      1,452       3,693
                                                          ---------- -----------
                                                              $7,476     $20,288
                                                          ========== ===========

  Expenses increased to $20.3 million for the year ended June 30, 1997 from $7.5 million for the year ended June 30, 1996, due to the cost of geographical expansion and in large part to increased compensation and other personnel costs related to the 166% increase in mortgage loan originations. Expenses for the year ended June 30, 1996 included a litigation reserve of $200,000 relating to potential exposure from a lawsuit against the Company which was settled through payment during the year ended June 30, 1997.

  Employee salaries and commissions increased $7.4 million to $11.1 million in the year ended June 30, 1997 from $3.6 million in the year ended June 30, 1996, primarily due to an increase in the number of employees to 257 at June 30, 1997 from 148 at June 30, 1996 and increases in commissions paid to employees.

  General and administrative expense increased $3.1 million to $5.5 million in the year ended June 30, 1997 from $2.4 million in the year ended June 30, 1996. The increase was due to the expansion of the Company's loan origination network and the related increase in mortgage loan originations.

  Interest expense increased $2.2 million to $3.7 million in the year ended June 30, 1997 from $1.5 million in the year ended June 30, 1996 due to greater borrowings to fund the increased mortgage loan originations.

SELECTED QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth results of operations for each of the Company's last six quarters. In the opinion of management, this information has been presented on the same basis as the audited consolidated financial statements appearing elsewhere in this Prospectus, and includes all adjustments, consisting only of normal recurring adjustments and accruals, that the Company considers necessary for a fair presentation. The unaudited quarterly information should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

                          THREE MONTHS  THREE MONTHS THREE MONTHS THREE MONTHS THREE MONTHS  THREE MONTHS
                              ENDED        ENDED        ENDED        ENDED         ENDED        ENDED
                          SEPTEMBER 30, DECEMBER 31,  MARCH 31,     JUNE 30,   SEPTEMBER 30, DECEMBER 31,
                              1996          1996         1997         1997         1997          1997
                          ------------- ------------ ------------ ------------ ------------- ------------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA AND OPERATING STATISTICS)
STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Gain on sale of
  mortgage loans........     $ 3,410      $  5,116     $  6,017     $  7,312     $  6,635      $  6,908
 Mortgage loan
  origination income....       1,022         1,360        1,453        1,638        1,240         1,527
 Interest income........       1,101         1,114        1,403        1,564        1,645         1,802
 Other income...........          39            52           67           92          102           118
                             -------      --------     --------     --------     --------      --------
 Total revenues.........       5,572         7,642        8,940       10,606        9,622        10,355
Expenses:
 Employees' salaries and
  commissions...........       1,837         2,558        3,131        3,526        3,755         4,571
 General and
  administrative
  expenses..............       1,055         1,224        1,461        1,803        1,798         1,459
 Interest expense.......         846           750          980        1,117        1,179         1,292
                             -------      --------     --------     --------     --------      --------
 Total expenses.........       3,738         4,532        5,572        6,446        6,732         7,322
                             -------      --------     --------     --------     --------      --------
Income before taxes.....       1,834         3,110        3,368        4,160        2,890         3,033
Income tax expense......         723         1,230        1,332        1,645        1,193         1,199
                             -------      --------     --------     --------     --------      --------
Net income..............     $ 1,111      $  1,880     $  2,036     $  2,515     $  1,697      $  1,834
                             =======      ========     ========     ========     ========      ========
Operating statistics:
 Mortgage loan
  originations..........     $93,427      $130,432     $152,140     $156,622     $164,402      $190,170
 Weighted average
  interest rate.........         9.6%          9.7%         9.4%         9.6%         9.6%          9.8%
 Weighted average
  initial loan-to-value
  ratios................        68.2%         68.4%        69.3%        70.7%        72.0%         73.7%
 Number of employees....         181           220          254          257          309           332
 Number of account
  executives............          38            50           64           59           81            86
 Loan origination
  locations with office.          24            24           28           30           32            34
 Loan origination
  locations without
  office................           2             2            7            8           21            12

  For each of the three months ended September 30, 1997 and December 31, 1997, revenues, cash gain on sale of mortgage loans, and net income were at lower levels than for the three months ended June 30, 1997, primarily due to increased yield spread premium payments made by the Company to its mortgage broker customers. These payments were necessitated due to competitive pressure in the broker-originated non-conforming loan market. Loan origination income for each of the three months ended September 30, 1997 and December 31, 1997 was also affected by competitive pressure; the Company was required to lower the amount of origination points and fees charged on its loan products to satisfy mortgage broker and consumer demands. Management expects these competitive trends to continue in the foreseeable future.

  The Company will attempt to increase profitability through growth in loan origination volume. Future managed growth will be related to the opening of new origination locations, the hiring of additional account executives, the recruitment of additional mortgage brokers into the Company's wholesale network, the expansion of its Retail Division and its ability to control costs. The Company plans to open up to 15 additional origination locations, and increase the total number of account executives to 118 by the end of 1998 from 86 at December 31, 1997.

  It is expected that the Company's expansion plans will result in an increase in operating expenses in the short-term. Furthermore, since management expects that there will be a lag time between the incurrence of such expenses and the receipt of any revenues from such expansion efforts, the Company's results of operations may be adversely affected in the short-term.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's sources of cash flow include cash gain on sale of mortgage loans, net interest income and borrowings. The Company sells its mortgage loans generally on a monthly basis to generate cash for operations. The Company's uses of cash in the short-term include the funding of mortgage loan originations, payment of interest, repayment of amounts borrowed under warehouse lines of credit, operating and administrative expenses, start-up costs for new origination locations, income taxes and capital expenditures. Long-term uses of cash may also include the funding of securitization activities and selective acquisitions of other specialty finance companies or portfolios of loan assets. The Company currently has no agreements with regard to any potential acquisition and there can be no assurance that future acquisitions, if any, will be consummated. Capital expenditures totaled $364,000, $448,000 and $488,000 for the six months ended December 31, 1997 and the years ended June 30, 1997 and 1996, respectively. In November 1997, the Company repurchased all outstanding shares of the Company's shares of Series A Preferred Stock for approximately $1.6 million. See "Arrangements with DLJ and the Recapitalization."

  Cash and cash equivalents were $7.1 million, $8.3 million and $2.5 million at December 31, 1997 and at June 30, 1997 and 1996, respectively.

  The Company funds its business through cash reserves and from August 1995 through October 1997, the DLJ Facility under which it borrowed money to finance the origination of loans. The DLJ Facility provided a $50.0 million warehouse line of credit to the Company, subject to periodic upward adjustments to facilitate increases in the Company's loan production. The interest rate under the DLJ Facility was equal to the federal funds rate plus 100 basis points, subject to increase based on the length of time loans are held by the Company. The term of the DLJ Facility was through August 31, 2000. In October 1997, the Company and DLJ modified the DLJ Facility and the terms under which DLJ would purchase mortgage loans from the Company (the "Amended DLJ Facility"). The Amended DLJ Facility provides borrowings up to $150.0 million. The interest rate from the DLJ Facility will remain effective until the closing of the Offering; thereafter, borrowings under the Amended DLJ Facility will bear an interest rate of the federal funds rate plus 50 basis points for 12 months after the closing of the Offering and, thereafter, the federal funds rate plus 100 basis points. The Amended DLJ Facility also modifies the termination date to two years after the closing of the Offering. It is expected that the Amended DLJ Facility will not be extended beyond the modified term. The Company is currently negotiating with other lenders to obtain additional warehouse lines of credit and interest rates and terms that are consistent with management's objectives. The Company repays borrowings with the proceeds of its loan sales.

  The Company's ability to continue to originate loans is dependent in large part upon its ability to sell the mortgage loans at par or for a premium in the secondary market in order to generate cash proceeds to repay borrowings under the warehouse facility, thereby creating borrowing capacity to fund new originations. The value of and market for the Company's loans are dependent upon a number of factors, including the borrower credit risk classification, loan-to-value ratios and interest rates, general economic conditions, warehouse facility interest rates and governmental regulations. During the six months ended December 31, 1997 and the years ended June 30, 1997 and 1996, the Company used cash of $354.6 million, $532.6 million and $200.0 million, respectively, for new loan originations. During the same periods, the Company received cash proceeds from the sale of loans of $333.0 million, $519.9 million and $156.6 million, respectively, representing the principal balance of loans sold. The Company received cash proceeds from the premiums on such sale of loans of $13.5 million, $21.9 million and $4.2 million, respectively, for the six months ended December 31, 1997 and the years ended June 30, 1997 and 1996, respectively. A significant amount of the Company's loan production in any month is funded during the last several business days of that month.

RECENTLY ISSUED ACCOUNTING CONSIDERATIONS

  In October 1995, the Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", was issued and is effective for the Company's 1998 fiscal year end. The Company intends to account for employee stock options in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees", and related interpretations in accounting for its stock options. The Company will make the pro forma disclosures required by FAS 123 beginning in the year ending June 30, 1998.

  In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share" which is effective for financial statements issued for periods ending after December 15, 1997. It replaces the presentation of primary earnings per share with a presentation of basic earnings per share. It also requires the presentation of diluted earnings per share for entities with complex capital structures. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock, such as options, were exercised or converted into common stock. The Company does not believe that SFAS No. 128 will have a material impact on its financial statements.

  In February 1997, the FASB issued SFAS No. 129, "Disclosure of Information about Capital Structure." This Statement shall be effective for financial statements for both interim and annual periods ending after December 15, 1997. At this time the Company has determined that this Statement will have no significant impact on the financial position or results of operations for 1998.

  In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This Statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This Statement shall be effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. At this time the Company has determined that this Statement will have no impact on the financial position or results of operations for 1998.

                                   BUSINESS

  The Company is a specialty finance company that originates and sells, on a whole loan basis, for cash non-conforming residential mortgage loans secured by one-to-four family residences. The Company's loans are made primarily to refinance existing mortgages, consolidate other debt, finance home improvements, education and other similar needs, and, to a lesser extent, to purchase single family residences. Non-conforming loans are loans made to borrowers who are unable or unwilling to obtain mortgage financing from conventional mortgage sources, whether for reasons of credit impairment, income qualification or credit history or a desire to receive funding on an expedited basis. The Company has two divisions: (i) a wholesale division which has relationships with approximately 2,500 approved independent loan brokers and which historically accounted for substantially all of the Company's total loan originations and (ii) a retail division which is being developed to market loans directly to homeowners.

  Since it commenced operations in August 1995, the Company has experienced significant growth in loan originations, with approximately $532.6 million of originations in 33 states during the year ended June 30, 1997 compared to $200.0 million in 21 states during its first full fiscal year ended June 30, 1996. Total originations were $354.6 million during the six months ended December 31, 1997, as compared to $223.9 million during the six months ended December 31, 1996, a 58% increase. This growth in originations resulted in an increase in revenues to $20.0 million and $32.8 million for the six months ended December 31, 1997 and the year ended June 30, 1997, respectively, compared to $13.2 million and $8.2 million for the six months ended December 31, 1996 and the year ended June 30, 1996, respectively. In addition, as a result total expenses to $14.1 million and $20.3 million for the six months ended December 31, 1997 and the year ended June 30, 1997, respectively, compared to $8.3 million and $7.5 million for the six months ended
December 31, 1996 and the year ended June 30, 1996, respectively. The Company's net income rose to $7.5 million for the year ended June 30, 1997 as compared to $417,000 for the year ended June 30, 1996. Net income was $3.5 million for the six months ended December 31, 1997 as compared to $3.0 million for the six months ended December 31, 1996.

  The Company currently sells substantially all of its mortgage loans through whole loan sales resulting in cash gain on sale of mortgage loans. For the six months ended December 31, 1997 and the years ended June 30, 1997 and 1996, the Company had mortgage loan sales of $333.0 million, $519.9 million and $156.6 million, respectively, with resulting cash gain on sale of mortgage loans of $13.5 million, $21.9 million and $4.2 million, respectively.

  The Company believes its primary strengths are the following:

  Experience of Management. The Company believes that it derives substantial benefits from the experience of its management, account executives and staff, in the non-conforming lending industry, including the establishment of long-term relationships with mortgage brokers. Evan R. Buckley, the Company's founder and Chief Executive Officer, and Kelly W. Monahan, the Company's President and Chief Financial Officer, have over 21 and five years of non-conforming mortgage industry experience, respectively, and have assembled a management team with substantial experience in the non-conforming mortgage loan origination industry. Through equity ownership and other incentives, the Company has developed a highly motivated management team whose goals are aligned with the overall performance of the Company. The Company believes that its long-term relationships with mortgage brokers enhance the likelihood of loan origination growth. The Company enters into a mortgage broker agreement with each of its independent mortgage brokers. For a description of the contractual nature of the Company's relationships with its independent mortgage brokers, see "--Mortgage Loan Originations--Wholesale Division."

  Service Oriented Sales Culture. The Company strives to respond quickly and efficiently to customer needs and market demands. The Company believes that its ongoing emphasis on prompt and responsive customer service provides support for an increased level of originations and repeat lending opportunities from its independent broker network. Typically, the Company approves loan applications (subject to credit verification, an independent third-party appraisal and other documentation) within 24 hours of receipt and funds within 15 to 40 days thereafter. The Company funds and closes substantially all loan production under the BNC name. The Company is continuously seeking to improve its customer service efforts as its operations expand.

  Stable and Managed Loan Origination Growth. A key element of the Company's operating philosophy is to create stable and managed loan origination growth by utilizing consistent and prudent underwriting guidelines designed to provide high quality products acceptable to the secondary market. The Company's policy is to underwrite loans in accordance with its underwriting guidelines to ensure that its loans receive optimal pricing in the secondary market. Since inception, the Company has successfully sold substantially all of its production to third parties without having to retain a substantial amount of rejected loans. The Company has been able to achieve this standard by continually reevaluating its underwriting guidelines and quality control criteria.

  Low Cost Originator of Non-conforming Mortgage Loans. The Company's success has been due in part on its ability to manage and control operating costs. The Company has established a low-cost origination network, which during the six months ended December 31, 1997 originated non-conforming mortgage loans in 36 states. For the six months ended December 31, 1997 and the year ended June 30, 1997, the Company's cost to originate averaged 3.3% and 3.1% of loan volume, respectively. Low cost origination is driven in part by the Company's wholesale expansion strategy; the Company initially penetrates a market with a limited number of employees to recruit brokers for the Company's wholesale network. The Company typically opens an office in a market only after it achieves a minimum loan volume. By utilizing this strategy, the Company believes it can maintain lower overhead expenses compared with companies utilizing a more extensive branch office system. In addition, the Company has the flexibility to expand or contract its operations quickly in response to local demand.

  Substantially all loans originated by the Company are secured by a first priority mortgage on the subject property. During the six months ended December 31, 1997, less than 0.2% of the principal balance of the loans originated were secured by second priority mortgages; none of such loans were originated for the years ended June 30, 1997 or 1996. The Company's core borrower base consists of individuals who do not qualify for traditional "A" credit because their credit history, income or other factors cause them not to conform to standard agency lending criteria. During the six months ended December 31, 1997 and the year ended June 30, 1997, approximately 64.3% and 57.4% of the principal balance of the loans originated by the Company, respectively, were to borrowers with a Company risk classification of "A+" or "A-" while the remainder were to borrowers with a Company risk classification of "B," "C+," "C" or "C-," respectively, representing approximately 35.7% and 42.6% of the total principal amount of loans originated by the Company. Loans with a Company risk classification of "B," "C+," "C" or "C-" are referred to as "sub-prime" loans. Borrowers with a Company risk classification of "A+" or "A-" have a very good credit history within the last 12 to 24 months with minor late payments allowed on a limited basis. Borrowers with a "B" Company risk classification generally have good credit within the last 12 months with some late payments. Borrowers with a "C+" Company risk classification have some significant derogatory credit in the past 12 months while those in the "C" category have frequent derogatory consumer credit. Borrowers with a Company risk classification of "C-" have numerous derogatory credit items up to and including a bankruptcy in the most recent 12 month period. During each of the six months ended December 31, 1997 and the year ended June 30, 1997, approximately 3.9% of the principal balance of the loans originated by the Company were to borrowers with a Company risk classification of "C-." For a tabular presentation of the Company's loan production by borrower risk classification, see "--Loan Production by Borrower Risk Classification."

  Historically, the Company's primary source of mortgage loans has been its Wholesale Division which originates mortgage loans through approved independent mortgage loan brokers. Mortgage loan brokers qualify to participate in the Wholesale Division's program only after a formal application process that includes obtaining the broker's financial statements, state licensing qualifications and references and general lending expertise. At December 31, 1997, the Company had approved relationships with approximately 2,500 mortgage loan brokers compared with approximately 1,300 as of December 31, 1996. During the six months ended December 31, 1997 and the year ended June 30, 1997, approximately 1,000 and 1,100 brokers, respectively, funded mortgage loans through the Company. At December 31, 1997, the Wholesale Division originated loans through a sales force of 75 account executives located in 46 origination locations in 23 states that solicit these mortgage loan brokers for loan applications that meet the Company's underwriting criteria. Each mortgage loan is accepted for funding by the Company only after approval by the Company's loan underwriters. Of the mortgage loan applications submitted during the six months ended December 31, 1997 and the year ended June 30, 1997, approximately 38.5% and 38.4%, respectively, were approved and funded with the remaining 61.5% and 61.6%, respectively, either rejected by the Company's underwriters or withdrawn by the brokers.

  By concentrating on wholesale mortgage banking services through independent mortgage loan brokers, the Company is able to originate mortgage loans in a cost effective manner. By monitoring and controlling the number of branch offices and personnel needed to generate mortgage loans, the Company has effectively transferred the overhead burden of mortgage origination to the independent mortgage loan brokers who originate the loans, with a commensurate reduction in fee income obtained. As a result, the Company can match its costs more directly with loan origination volume so that a substantial portion of the Company's cost is variable rather than fixed. Loans originated through the Wholesale Division accounted for $347.6 million and $507.3 million or 98.0% and 95.2% of the Company's mortgage loan production during the six months ended December 31, 1997 and the year ended June 30, 1997, respectively.

  The Company, while maintaining its focus on its Wholesale Division, has recently formulated a low cost retail marketing strategy designed to produce growth in its Retail Division. The Company's strategy focuses on loan originations from borrowers through telemarketing and advertising coordinated by its retail sales staff primarily at the Company's executive offices and, to a lesser extent, at local sales offices. This focus on centralization enables the Company to conduct its retail operations with less overhead than a retail business that operates exclusively through a sales office network. The Company believes this centralized strategic approach also allows the Company to originate mortgage loans at a competitive cost while maintaining credit quality. In connection with mortgage loan originations, the Company obtains origination fees which offset the costs of retail lending. The Retail Division accounted for $7.0 million and $7.5 million or 2.0% and 1.4% of the Company's mortgage loan production during the six months ended December 31, 1997 and the year ended June 30, 1997, respectively.

  The Company's growth and operating strategy is based on the following key elements:

  Whole Loan Sales for Cash. The Company sells substantially all of its originated mortgage loans monthly for cash, historically at a premium over the principal balance of the mortgage loans. The Company enhances earnings and cash flows from whole loan sales by tailoring the composition of its whole loan pools to meet the investment preferences of specific buyers. This strategy, as opposed to securitizations, in which a residual interest in future payments on the loans is retained, provides certain benefits. The Company receives cash revenue, rather than recognizing non-cash revenue attributable to residual interests, as is the case in securitizations, thereby avoiding the risk of having to adjust revenue in future periods to reflect a lower realization on residual interests because actual prepayments or defaults exceeded levels assumed at the time of securitization. By selling its originated loans, the Company also reduces its exposure to default risk (other than certain first payment defaults) and the prepayment risk normally inherent in a mortgage lender's business. Management believes that the cash received in loan sales provides the Company greater flexibility and operating leverage than a traditional portfolio lender, which holds the loans it originates, by allowing the Company to generate income through interest on loans held for sale and gain on loans sold. This strategy of frequent loan sales has been an important factor in generating the Company's earnings, creating cash flow to fund operations, decreasing the need for other forms of financing and reducing the level of interest rate and default risk borne by the Company.

  Continuing Growth of Wholesale Production. The Company intends to continue the growth of its Wholesale Division through greater penetration in existing markets and selective geographic expansion. Greater market penetration is expected to be accomplished through additional sales personnel to existing origination locations in order to provide continued high levels of service to brokers to increase loan origination and further the basis for repeat business, referral and other future lending opportunities. For each of the six months ended December 31, 1997 and year ended June 30, 1997, the Company's loan originations primarily were in California, Illinois, Florida, Hawaii, Utah, Wisconsin, Oregon, Massachusetts, Maryland, Colorado, Ohio and Indiana. The Company will seek to improve and enhance relationships with mortgage brokers by continuing to (i) improve response times to loan applications, (ii) streamline wholesale origination and funding activities and (iii) provide a broad selection of attractive product offerings. The Company anticipates that short-term geographic expansion will focus on the development of lending operations in Texas, Pennsylvania, North Carolina, Virginia and Tennessee. The Company plans to open up to 10 additional origination locations and to increase the total number of wholesale account executives to approximately 105 by the end of 1998. Management intends to focus further expansion on those geographic regions which it believes represent the most attractive markets for the Company's products.

  Expanding Product Offerings. The Company frequently reviews and tailors its products and pricing for competitiveness, as well as introducing new products to meet the needs of its borrowers and brokers, expand its customer base and diversify its product mix. The Company utilizes long-term relationships with mortgage loan brokers to quickly and efficiently tailor existing products or introduce new products to satisfy its broker and consumer product needs. Also, the Company attempts to anticipate changing demands and formulate new products accordingly. Examples of recently introduced products include loans with higher loan-to-value ratios for borrowers with good credit histories (see "-- Product Types"). The Company believes that these mortgage products enable the Company to increase loan production from brokers who have customers seeking such products and from borrowers identified through the Company's retail marketing efforts.

  Securitization Flexibility. While a substantial majority of the Company's mortgage loan originations will continue to be sold through whole loan sales in cash transactions, the Company may in the future sell a portion of its loans through securitizations. The ability to conduct securitizations may provide the Company with the flexibility to take advantage of favorable pricing differentials between the securitization and whole loan sales markets that may exist from time to time. The Company may seek to enhance earnings by securitizing loans with characteristics which the securitization market considers most favorable. The percentage of loans, if any, sold through securitizations will be based on economic conditions, secondary market conditions and available financial resources.

  The Company intends to utilize its primary strengths and growth and operating strategy to remain competitive in the non-conforming mortgage industry. Increased competition in the non-conforming mortgage industry could have the effect of (i) lowering gains that may be realized on loan sales, (ii) reducing an individual company's volume of loan originations and sales,
(iii) increasing demand for experienced personnel increasing the likelihood such personnel will be recruited by competitors and (iv) lowering the industry standard for non-conforming underwriting guidelines as competitors attempt to increase or maintain market share in the face of increased competition. In the past, certain of these factors have caused the revenues and net income of many participants in the non-conforming mortgage industry, including the Company, to fluctuate from quarter to quarter.

MORTGAGE LOAN ORIGINATIONS

  The Company originates mortgage loans through its Wholesale and Retail Divisions. The Wholesale Division originates loans through a network of independent mortgage brokers and the Retail Division is being developed to solicit loans directly from prospective borrowers. The following table sets forth selected data regarding the Company's mortgage loan originations for the periods indicated:

                                                YEAR ENDED JUNE     SIX MONTHS
                                                      30,             ENDED
                                               ------------------  DECEMBER 31,
                                                 1996      1997        1997
                                               --------  --------  ------------
                                                   (DOLLARS IN THOUSANDS)
   Mortgage loan originations:
     Wholesale Division principal balance..... $199,963  $507,250    $347,555
     Retail Division principal balance........      --      7,451       7,017
     Small Commercial principal balance(1)....      --     17,920         --
                                               --------  --------    --------
                                               $199,963  $532,621    $354,572
                                               ========  ========    ========
   Number of mortgage loans...................    1,988     5,425       3,704
   Average principal balance per loan......... $    101  $     98    $     96
   Weighted average loan-to-value ratio(2)....     68.5%     69.3%       72.9%
   Weighted average fixed interest rate.......     10.7%     10.5%       10.6%
   Weighted average adjustable interest rate..      8.6%      9.2%        9.5%
   Weighted average fixed/adjustable interest
    rate......................................     10.0%      9.5%        9.6%
   "A+" and "A-" loans as a percentage of
    total mortgage loans originated(3)........     51.6%     57.5%       64.3%

--------
(1) The Company discontinued the origination of small commercial loans in April 1997.
(2) Determined by dividing the amount of the loan by the lesser of the purchase price or the appraised value of the mortgaged property at origination.
(3) Based on initial principal balance.

  Substantially all mortgage loans originated by the Company are secured by a first priority mortgage on the subject property and for the six months ended December 31, 1997, less than 0.2% of the principal balance of the mortgage loans originated were secured by second priority mortgages; none of such mortgage loans were originated for the years ended June 30, 1997 and 1996.

  Wholesale Division. Historically, the Company's primary source of mortgage loans has been its Wholesale Division, which maintains relationships with approximately 2,500 independent mortgage brokers which, during the six months ended December 31, 1997, originated mortgage loans in 36 states. During the six months ended December 31, 1997 and the year ended June 30, 1997, approximately 1,000 and 1,100 brokers, respectively, funded loans through the Company. At December 31, 1997, the Company had 43 origination locations in
23 states and employed 75 account executives who service mortgage brokers. The states in which the Company had origination locations at December 31, 1997 were California, Illinois, Florida, Hawaii, Utah, Wisconsin, Oregon, Massachusetts, Maryland, Colorado, Indiana, Ohio, Washington, Idaho, Missouri, Michigan, Georgia, South Carolina, Rhode Island, Oklahoma, Texas, North Carolina and Minnesota. The Wholesale Division funded $347.6 million in loans, or 98% of the Company's total mortgage loan production, during the six months ended December 31, 1997. During the six months ended December 31, 1997, the Company's 10 largest producing brokers originated approximately 11.5% of the Company's mortgage loans, with the largest broker accounting for approximately 1.8%.

  Mortgage loan brokers act as intermediaries between property owners and the Company in arranging mortgage loans. The Company enters into a mortgage broker agreement with each of its independent mortgage brokers. Pursuant to the agreement, the Company and the mortgage broker establish a non-exclusive relationship whereby the mortgage broker will, from time to time and at its option, submit completed mortgage loan application packages from the general public to the Company for funding consideration and facilitate the closing of mortgage loan application packages approved for funding by the Company. The broker's role is to identify the applicant, assist in completing the loan application form, gather necessary information and documents and serve as the Company's liaison with the borrower through the lending process. The Company reviews and underwrites the applications submitted by the broker, approves or denies the application, sets the interest rate and other terms of the loan and, upon acceptance by the borrower and satisfaction of all conditions imposed by the Company, funds the loan. Because brokers conduct their own marketing and employ their own personnel to obtain loan applications and maintain contact with borrowers, originating loans through the Wholesale Division allows the Company to increase its loan volume without incurring the higher marketing, labor and other overhead costs associated with increased retail originations. The Company has no obligation to pay a mortgage broker any sum owed to the mortgage broker by a borrower, nor does the Company have any obligation to pay a mortgage broker any sum with respect to accounts of any mortgage loan application package which the Company does not fund and close.

  Loan applications generally are submitted by mortgage brokers to an account executive in one of the Company's sales offices. The loan is logged-in for RESPA and other regulatory compliance purposes, underwritten and, in most cases, conditionally approved or denied within 24 hours of receipt. Because mortgage brokers generally submit individual loan files to several prospective lenders simultaneously, the Company attempts to respond to each application as quickly as possible. If approved, a "conditional approval" will be issued to the broker with a list of specific conditions to be met (for example, credit verifications and independent third-party appraisals) and additional documents to be supplied prior to the funding of the loan. The originating account executive and a production assistant will work directly with the submitting mortgage broker to collect the requested information and to meet the underwriting conditions and other requirements. In most cases, the Company funds loans within 15 to 40 days after approval of the loan application.

  All independent mortgage brokers who submit loan applications to the Company must be registered or licensed as required by the jurisdiction in which they operate and must be approved by the Company. The Company audits 100% of its brokers on an annual basis in order to confirm possession of a current license, updated financials on file and any changes in broker staff or address.

  The Company believes that an important element in developing, maintaining and expanding its independent mortgage broker relationships is to provide a high level of product knowledge and customer service to its brokers. Each account executive receives training prior to being assigned to a territory which, in most cases, includes experience in the loan production department so that the account executive will be familiar with all phases of loan origination and production. This training enables the account executive to quickly review a loan application in order to identify the borrower's probable risk classification and then assist the broker in identifying the appropriate product for the borrower, thereby enhancing the likelihood that the loan will be approved at the rate and on the terms anticipated by the borrower. After a loan package is submitted to the Company, the account executive and production assistant provide assistance to the broker to complete the loan transaction. Account executives are compensated based on the number and the dollar volume of loans funded.

  The following table sets forth selected information relating to wholesale loan originations during the periods shown:

                                                YEAR ENDED JUNE     SIX MONTHS
                                                      30,             ENDED
                                               ------------------  DECEMBER 31,
                                                 1996      1997        1997
                                               --------  --------  ------------
                                                   (DOLLARS IN THOUSANDS)
   Principal balance.......................... $199,963  $507,250    $347,555
   Average principal balance per loan......... $    101  $     96    $     96
   Weighted average initial loan-to-value
    ratio.....................................     68.5%     69.5%       73.0%
   Weighted average interest rate.............      9.4%      9.6%        9.7%
   Occupancy:
     Owner occupied...........................     86.6%     85.1%       86.6%
     Non-owner occupied.......................     13.4%     14.9%       13.4%

  Retail Division. The Company's Retail Division, which markets mortgage loans directly to homeowners, began operations in March 1996. The Company operates the Retail Division, which as of December 31, 1997 consisted of 31 persons, including 11 account executives, to further diversify loan production sources and to capture origination fees typically collected by retail brokers. By creating a direct relationship with the borrower, retail lending provides a sustainable loan origination franchise, offering greater control over the lending process while generating loan origination fees to offset the higher costs of retail lending. The cash gain on sales of retail loans is generally greater than the cash gain on sales of broker-sourced loans because, unlike in the case of broker-sourced originations, a third party does not share in the fees and points paid by the borrower. The Company's Retail Division offers the same products as those of its Wholesale Division.

  The Company, while maintaining its focus on its Wholesale Division, has recently formulated a low cost retail marketing strategy designed to produce growth in its Retail Division. The Company's strategy focuses on loan originations from borrowers through telemarketing and advertising coordinated by its retail sales staff primarily at the Company's executive offices and, to a lesser extent, at local sales offices. This focus on centralization enables the Company to conduct its retail operations with less overhead than a retail business that operates exclusively through a sales office network. During the six months ended December 31, 1997 and the year ended June 30, 1997, the Company originated $7.0 million and $7.5 million, respectively, in loans, or 2.0% and 1.4%, respectively, of its total mortgage loan production, through its Retail Division.

  The Company emphasizes telemarketing and advertising to attract borrowers for the Retail Division. Using database screening, the Company selects the areas of concentration for the Company's retail activities and a target group of borrowers within these areas. This database screening involves a marketing analysis intended to identify current homeowners who are likely to be qualified candidates for the Company's loan products. Factors considered by the Company identifying homeowners for its telemarketing activities include the length of time the homeowner has owned the home and the individual's credit profile. Longer periods of home ownership increase the likelihood that the homeowner has substantial equity in the home and will satisfy the Company's loan-to-value requirements. Aspects of an individual's credit profile, such as credit problems, limited credit history and prior borrowings from consumer finance companies, also indicate that the individual is a likely candidate for the Company's loan programs.

  The Company then provides this profile information to selected telemarketing organizations which provide phone lists of potential borrowers for use by the Retail Division. Concurrently, the Company runs radio and television advertising to heighten borrower awareness within the subject areas. The Company tracks the success of its marketing efforts and regularly assesses the accuracy of its database screening, telemarketing efforts and advertising campaigns in identifying likely candidates for its products. By utilizing centralized retail activities focused at a limited group of likely borrowers, the Company believes it more efficiently utilizes its retail marketing expenditures.

  The following table sets forth selected information relating to retail loan originations during the periods shown:

                                                      YEAR ENDED     SIX MONTHS
                                                       JUNE 30,        ENDED
                                                    --------------  DECEMBER 31,
                                                    1996(1)  1997       1997
                                                    ------- ------  ------------
                                                      (DOLLARS IN THOUSANDS)
Principal balance..................................   --    $7,451     $7,017
Average principal balance per loan.................   --    $   83     $   74
Weighted average initial loan-to-value ratio.......   --      70.1%      69.9%
Weighted average interest rate.....................   --       9.6%       9.4%
Occupancy:
  Owner occupied...................................   --      87.8%      95.6%
  Non-owner occupied...............................   --      12.2%       4.4%

--------
(1) The Company did not originate any loans in the Retail Division for the year ended June 30, 1996.

  Other Activities. In August 1996, the Company formed a division to originate commercial and multi-family loans. Of total loan originations for the year ended June 30, 1997, this division originated $17.9 million or 3.4% of total originations. This division was discontinued in April 1997.

PRODUCT TYPES

  The Company offers both fixed-rate and adjustable-rate loans, as well as loans with an interest rate that is initially fixed for a period of time and subsequently converts to an adjustable-rate. Most of the adjustable-rate loans originated by the Company are offered at a low initial rate, sometimes referred to as a "teaser" rate. At each interest rate adjustment date, the Company adjusts the rate, subject to certain limitations on the amount of any single adjustment, until the rate charged equals the fully indexed rate. The Company's borrowers fall into six non-conforming risk classifications and products are available at different interest rates and with different origination and application points and fees depending on the particular borrower's risk classification (see "Underwriting"). The Company offers a wide variety of interest rate and points paid combinations on many of its products so that customers may elect to pay higher points at closing to secure a lower rate over the life of the loan or pay a higher interest rate and reduce or eliminate points payable at closing. The interest rate on the Company's adjustable rate mortgages is typically tied to six-month LIBOR and the Company offers 1.0% or 1.5% semi-annual interest rate caps and 6.5% or 7.0% life caps. The Company sets mortgage loan coupons and fees after considering several factors, including the borrower's credit rating, the loan-to-value ratio of the property, the state in which the loan was originated and competitive and market conditions. The Company's maximum loan amounts are generally $500,000 with a loan-to-value ratio of up to 85%. The Company does, however, offer larger loans with lower loan-to-value ratios on a case-by-case basis, and also offers products that permit a loan-to-value ratio of up to 90% for selected borrowers with a Company risk classification of "A+" or "A-."

  Loans originated by the Company for the six months ended December 31, 1997 and the year ended June 30, 1997 had an average principal balance per loan of approximately $95,727 and $98,179, respectively, and a weighted average initial loan-to-value ratio of approximately 72.9% and 69.3%, respectively. Unless prohibited by state law or otherwise waived by the Company upon the payment by the related borrower of higher origination fees and a higher interest rate, the Company generally imposes a prepayment penalty on the borrower. Approximately 61.0% and 58.1% of the loans the Company originated during the six months ended December 31, 1997 and the year ended June 30, 1997, respectively, provided for the payment by the borrower of a prepayment charge in limited circumstances on certain full or partial prepayments.

  The Company's current products are as follows:

 Standard Products

  2-Year or 5-Year Fixed/Adjustable Rate Programs--A 30-year fully amortized program with the initial interest rate fixed for the first two or five years of the loan. Beginning with the 25th or 61st monthly payment, the loan converts to an adjustable rate, LIBOR-indexed loan. There is no rate cap on the first adjustment (at conversion). Thereafter, all interest rate caps apply as described in the LIBOR loan product.

  6-Month LIBOR Adjustable--An adjustable rate first mortgage program indexed to six-month LIBOR, featuring a semi-annual interest rate cap of 1.0%-1.5%, and a life cap of 6.5%-7.0%. This product is fully amortized over a 30-year life.

  15- or 30-Year Fixed Rate Program--A fixed rate first mortgage loan program fully amortized over a 15- or 30-year period.

  All of the standard mortgage products have prepayment penalties (where legally allowed) for a period of one to five years.

 Other Products

  90% LTV First Mortgage Loan--A 30-year fully amortized adjustable rate or fixed rate program. The adjustable rate program is indexed to LIBOR featuring a semi-annual interest rate cap of 1.0% and a life cap of 6.5%. This product is limited to the A+ and A- credit risk categories.

  Conforming Mortgage Products--Both fixed rate and adjustable rate loan programs that meet the guidelines for purchase by government sponsored entities, such as FNMA and FHLMC, which guarantee mortgage backed securities and permanent investors in mortgage backed securities secured by or representing an ownership interest in such mortgage loans.

  Second Mortgage Program--Fixed rate amortizing and fixed rate with balloon payments are offered. This product is limited to the A+ through B credit risk, with a maximum combined loan-to-value ratio equal to 100%. Underwriting guidelines are similar to that of the Company's standard products.

  125% LTV Program--A fixed rate first or second mortgage with an initial loan-to-value ratio of up to 125% with terms ranging from five to 25 years limited to borrowers with good credit histories. The use of loan proceeds is limited to debt consolidation, home improvements and/or asset purchases. Underwriting guidelines are primarily credit score and mortgage history driven.

  The following table sets forth selected information relating to loan originations by product type for the periods indicated:

                                            SIX MONTHS ENDED DECEMBER 31, 1997
                         ------------------------------------------------------------------------
                                                                                      WEIGHTED
                                                                 WEIGHTED              AVERAGE
                         PRINCIPAL               NUMBER AVERAGE  AVERAGE  WEIGHTED     INITIAL
                           AMOUNT    % OF TOTAL    OF   BALANCE  INTEREST  AVERAGE  LOAN-TO-VALUE
          TYPE           ORIGINATED ORIGINATIONS LOANS  PER LOAN RATE(1)  MARGIN(2)     RATIO
          ----           ---------- ------------ ------ -------- -------- --------- -------------
                                      (DOLLARS IN THOUSANDS, EXCEPT AVERAGE BALANCE)
2-Year Fixed............  $253,046      71.4%    2,502  $101,137    9.6%     6.3%       73.7%
6-Month Adjustable......    48,943      13.8       421  $116,254    9.5%     6.5%       73.8%
30-Year Fixed...........    34,965       9.8       525  $ 66,600   10.6%     --         69.3%
5-Year Fixed............    11,596       3.3       117  $ 99,107    9.5%     6.7%       70.7%
15-Year Fixed...........     5,416       1.5       123  $ 44,034   10.6%     --         63.7%
Second Mortgages........       606       0.2        16  $ 37,891   13.0%     --         36.4%
                          --------     -----     -----
                          $354,572     100.0%    3,704  $ 95,727    9.7%     6.4%       72.9%
                          ========     =====     =====

                                                 YEAR ENDED JUNE 30, 1997
                         ------------------------------------------------------------------------
                                                                                      WEIGHTED
                                                                 WEIGHTED              AVERAGE
                         PRINCIPAL               NUMBER AVERAGE  AVERAGE  WEIGHTED     INITIAL
                           AMOUNT    % OF TOTAL    OF   BALANCE  INTEREST  AVERAGE  LOAN-TO-VALUE
          TYPE           ORIGINATED ORIGINATIONS LOANS  PER LOAN RATE(1)  MARGIN(2)     RATIO
          ----           ---------- ------------ ------ -------- -------- --------- -------------
                                      (DOLLARS IN THOUSANDS, EXCEPT AVERAGE BALANCE)
2-Year Fixed............  $289,549      54.4%    2,838  $102,027    9.5%     6.4%       70.5%
6-Month LIBOR
 Adjustable.............   110,870      20.8     1,066  $104,005    9.2%     6.5%       70.2%
30-Year Fixed...........    74,162      13.9     1,011  $ 73,355   10.5%     --         66.1%
5-Year Fixed............    30,379       5.7       286  $106,221    9.2%     6.5%       67.4%
15-Year Fixed...........     9,741       1.8       198  $ 49,198   10.6%     --         62.6%
Small Commercial(3).....    17,920       3.4        26  $689,231    9.8%     --         63.8%
                          --------     -----     -----
                          $532,621     100.0%    5,425  $ 98,179    9.6%     6.4%       69.3%
                          ========     =====     =====

                                                 YEAR ENDED JUNE 30, 1996
                         ------------------------------------------------------------------------
                                                                                      WEIGHTED
                                                                 WEIGHTED              AVERAGE
                         PRINCIPAL               NUMBER AVERAGE  AVERAGE  WEIGHTED     INITIAL
                           AMOUNT    % OF TOTAL    OF   BALANCE  INTEREST  AVERAGE  LOAN-TO-VALUE
          TYPE           ORIGINATED ORIGINATIONS LOANS  PER LOAN RATE(1)  MARGIN(2)     RATIO
          ----           ---------- ------------ ------ -------- -------- --------- -------------
                                      (DOLLARS IN THOUSANDS, EXCEPT AVERAGE BALANCE)
2-Year Fixed............  $ 61,141      30.6%      592  $103,280   10.0%     5.5%       67.6%
6-Month LIBOR
 Adjustable.............    96,866      48.4       901  $107,509    8.6%     5.9%       70.6%
30-Year Fixed...........    29,993      15.0       371  $ 80,843   10.7%     --         65.4%
5-Year Fixed............    10,020       5.0        94  $106,595   10.0%     5.7%       64.9%
15-Year Fixed...........     1,943       1.0        30  $ 64,764   10.7%     --         65.6%
                          --------     -----     -----
                          $199,963     100.0%    1,988  $100,585    9.4%     5.7%       68.5%
                          ========     =====     =====

--------
(1) Each fixed rate loan bears interest at a fixed rate set on its date of funding and lasting through the term of the loan. Loans bearing interest at the adjustable rate adjust every six months to a new rate through the term of the loan. The weighted average interest rate for loans bearing interest at an adjustable rate is the weighted average of the rates of such loans during the initial six month period. Loans bearing interest at the fixed/adjustable rate bear interest at a fixed rate for an initial period commencing on the date of funding (e.g., two years or five years) and thereafter adjust to new rates every six months for the remaining term of the loans. The weighted average interest rate for loans bearing interest at a fixed/adjustable rate is the weighted average of the rates of such loans during the initial period.

(2) The margin for a loan is a fixed amount set for the life of the loan, which when added to the index (as described below) determines the interest rate on the loan (subject to interest rate floors, ceilings and caps). The index used by the Company is the six-month LIBOR, as published each Monday in the Wall Street Journal. Fixed rate loans have no margin because such loans are not tied to an index.

(3) The Company discontinued the origination of small commercial loans in April 1997.

GEOGRAPHIC CONCENTRATION

  The following table sets forth aggregate dollar amounts and the percentage of all loans originated by the Company by state for the periods shown:

                                                                            SIX MONTHS ENDED
                                   FOR THE YEAR ENDED JUNE 30,              DECEMBER 31, 1997
                         ----------------------------------------------- -----------------------
                                  1996                    1997
                         ----------------------- -----------------------
                         PRINCIPAL               PRINCIPAL               PRINCIPAL
                           AMOUNT    % OF TOTAL    AMOUNT    % OF TOTAL    AMOUNT    % OF TOTAL
                         ORIGINATED ORIGINATIONS ORIGINATED ORIGINATIONS ORIGINATED ORIGINATIONS
                         ---------- ------------ ---------- ------------ ---------- ------------
                                                 (DOLLARS IN THOUSANDS)
California..............  $107,063      53.6%     $196,526      36.9%     $100,218      28.3%
Illinois................    13,741       6.9        55,351      10.4        59,217      16.7
Florida.................     7,430       3.7        28,597       5.4        36,440      10.3
Hawaii..................    12,021       6.0        63,868      12.0        23,890       6.7
Utah....................     6,934       3.5        20,486       3.8        17,504       4.9
Wisconsin...............     5,251       2.6        22,174       4.2        14,415       4.0
Oregon..................    12,420       6.2        21,123       4.0        10,853       3.1
Massachusetts...........       --        --          6,277       1.2        10,805       3.0
Maryland................       --        --          5,010       0.9        10,170       2.9
Ohio....................     2,472       1.2        19,938       3.7         9,805       2.8
Indiana.................       --        --         12,757       2.4         9,282       2.6
Colorado................    14,693       7.3        24,102       4.5         9,107       2.6
Washington..............     9,564       4.8         9,495       1.8         7,744       2.2
Idaho...................     2,246       1.1         8,314       1.6         7,091       2.0
Missouri................        27       0.0        10,712       2.0         6,463       1.8
Michigan................       --        --          2,353       0.4         5,113       1.5
Other(1)................     6,101       3.1        25,538       4.8        16,455       4.6
                          --------     -----      --------     -----      --------     -----
                          $199,963     100.0%     $532,621     100.0%     $354,572     100.0%
                          ========     =====      ========     =====      ========     =====

--------
(1) Except for Texas which accounted for 1.3% for the year ended June 30, 1996, no other state accounted for greater than 1.0%.

QUALITY CONTROL

  The Company has implemented a loan quality control process designed to ensure sound lending practices and compliance with the Company's policies and procedures. Prior to the funding of a loan, the Company performs a "pre-funding quality control audit" which consists of the verification of a borrower's credit and employment, utilizing automated services and verbal verifications.

  Properties underlying the potential mortgage loans are appraised by an appraiser selected by the submitting broker. Every independent appraisal is reviewed by the Company's chief appraiser (the "Chief Appraiser"), other Company appraisers or by another independent appraiser approved by the Company's Chief Appraiser to confirm the adequacy of the property as collateral prior to funding.

  Subsequent to funding, the Company's quality assurance department audits 100% of all closed loans. The department performs a review of documentation for compliance with established underwriting guidelines and lending procedures along with independent appraisal reviews and recertifications. All funding documents are reviewed for accuracy, completeness and adherence to corporate, state and federal requirements. As a part of this audit process, deficiencies are reported to the Company's senior management to determine trends and the need for additional training of Company personnel.

UNDERWRITING

  The Company originates its mortgage loans in accordance with the underwriting criteria (the "Underwriting Guidelines") described below. The loans the Company originates generally do not satisfy underwriting standards such as those utilized by FNMA and FHLMC; therefore, the Company's loans are likely to result in rates of delinquencies and foreclosures that are higher, and may be substantially higher, than those rates experienced by portfolios of mortgage loans underwritten in a more traditional manner. The Underwriting Guidelines are intended to evaluate the credit history of the potential borrower, the capacity of the borrower to repay the mortgage loan, the value of the real property and the adequacy of such property as collateral for the proposed loan. Based upon the underwriter's review of the loan application and related data and application of the Underwriting Guidelines, the loan terms, including interest rate and maximum loan-to-value, are determined.

  The Company employs experienced underwriters and the Company's chief underwriter (the "Chief Underwriter") must approve the hiring of all underwriters, including those located in the regional offices and branch locations. The Company's underwriters are required to have had either substantial underwriting experience with a consumer finance company or other non-conforming lender or substantial experience with the Company in other aspects of the non-conforming mortgage finance industry before becoming part of the Company's underwriting department. As of December 31, 1997, 36 underwriters with an average of approximately five years of non-conforming mortgage lending experience were employed by the Company. All underwriters participate in ongoing training, including regular supervisory critiques of each underwriter's work. The Company believes that its experienced underwriting personnel have the ability to analyze the specific characteristics of each loan application and make appropriate credit judgments.

  The underwriting staff reviews the value of the underlying collateral based on a full appraisal completed by pre-approved qualified licensed independent appraisers. All appraisers are required to conform to the Uniform Standards of Professions Appraisal Practice adopted by the Appraisal Standards Board of the Appraisal Foundation. In addition, every independent appraisal is reviewed by the Company's Chief Appraiser, other Company appraisers or by another independent appraiser approved by the Company's Chief Appraiser to confirm the adequacy of the property as collateral.

  The Underwriting Guidelines include three levels of applicant documentation requirements, referred to as the "Full Documentation," "Lite Documentation" and "Stated Income Documentation" programs. Under each of the programs, the Company reviews the applicant's source of income, calculates the amount of income from sources indicated on the loan application or similar documentation, reviews the credit history of the applicant, calculates the debt service-to-income ratio to determine the applicant's ability to repay the loan, reviews the type and use of the property being financed, and reviews the property. In determining the ability of the applicant to repay the loan, the Company's underwriters use (i) a qualifying rate that is equal to the stated interest rate on fixed-rate loans, (ii) the initial interest rate on loans which provide for two or five years of fixed payments before the initial interest rate adjustment, or (iii) one percent above the initial interest rate on other adjustable-rate loans. The Underwriting Guidelines require that mortgage loans be underwritten in a standardized procedure which complies with applicable federal and state laws and regulations and requires the Company's underwriters to be satisfied that the value of the property being financed, as indicated by an appraisal and the appraisal review. In general, the maximum loan amount for mortgage loans originated under the programs is $500,000; however, larger loans may be approved on a case-by-case basis. The Underwriting Guidelines permit one-to-four family residential property loans to have loan-to-value ratios at origination of generally up to 80%, or up to 90% for borrowers in the Company's highest credit grade categories, depending on, among other things, the purpose of the mortgage loan, a borrower's credit history, repayment ability and debt service-to-income ratio, income documentation, as well as the type and use of the property.

  Under the Full Documentation program, applicants are generally required to submit two written forms of verification of stable income for at least 12 months. Under the Lite Documentation program, one such form of verification is required for six months. Under the Stated Income Documentation program, an applicant may be qualified based upon monthly income as stated on the mortgage loan application if the applicant meets certain criteria. All the foregoing programs require that with respect to salaried employees there be a telephone verification of the applicant's employment. Verification of the source of funds required to be deposited by the applicant into escrow in the case of a purchase money loan is generally required under the Full Documentation program guidelines and on all purchase loans where the loan-to-value ratio is greater than 80%. No such verification is required under any of the programs where the loan-to-value ratio is less than 80%. The maximum loan-to-value ratio is reduced by 5% to 10% for the Lite Documentation and Stated Income Documentation programs. The level of documentation percentages of loan originations are as follows:

                                                      YEAR ENDED     SIX MONTHS
                                                       JUNE 30,        ENDED
                                                      ------------  DECEMBER 31,
                                                      1996   1997      1997
                                                      -----  -----  ------------
   Full..............................................  50.9%  50.5%     47.4%
   Stated Income.....................................  49.1   48.8      50.9
   Lite..............................................   --     0.7       1.7
                                                      -----  -----     -----
                                                      100.0% 100.0%    100.0%
                                                      =====  =====     =====

  The Company's categories and criteria for grading the credit history of potential borrowers is set forth in the table below. Generally, borrowers in lower credit grades are less likely to satisfy the repayment obligations of a mortgage loan and, therefore, are subjected to lower loan-to-value ratios and are charged higher interest rates and loan origination fees. Loans made to lower credit grade borrowers, including credit-impaired borrowers, entail a higher risk of delinquency and may result in higher losses than loans made to borrowers who use conventional mortgage sources. The Company believes that the amount of equity present in the collateral securing its loans generally mitigates these risks.

                          UNDERWRITING GUIDELINES(1)

                    A+ RISK      A- RISK      B RISK       C+ RISK         C RISK       C- RISK
                    ------------ ------------ ------------ --------------  ------------ -------------
Existing Mortgage   One 30-day   Maximum of   Maximum of    Maximum six    Unlimited    Unlimited 30-
                    late payment two 30-day   four 30-day   30-day late    number of    and 60-day
                    in the last  late         late          payments; or,  30-day and   late payments
                    12 months.   payments in  payments      four 30-days,  60-day late  and a maximum
                                 the last 12  within the    one 60-day and payments and of one 150-
                                 months.      last 12       one 90-day     a maximum of day late
                                              months        late payment   one 120-day  payment if
                                              allowed if    in the last 12 late payment LTV is
                                              LTV is        months if LTV  within the   greater than
                                              greater       is 75% or      last 12      65%, maximum
                                              than 80%.     less. Maximum  months.      one 180-day
                                              Maximum four  five 30-day    There may be late payment
                                              30-day late   late payments  a current    if LTV is
                                              payments;     and no 60-day  notice of    less than
                                              or, two 30-   late payments  default,     65%.
                                              day late      if LTV is      however the  Delinquencies
                                              payments and  greater than   maximum      more than 180
                                              one 60-day    75%. Maximum   delinquency  days may be
                                              late payment  six 30-day     cannot       allowed if
                                              in the last   payments if    exceed 120   LTV is less
                                              12 months if  LTV is greater days.        than 60%.
                                              LTV is 80%    than 65% and
                                              or less.      loan is under
                                                            the Stated
                                                            Income
                                                            Documentation
                                                            program.
Other Credit        Very good to Very good    Generally     Some           Frequent     Significant
                    excellent    credit       good credit   significant    derogatory   credit
                    credit       history      within the    derogatory     consumer     defaults.
                    within the   within the   last 12       credit in the  credit.      Collections
                    last 24      last 12      months. Some  past 12        Collections  and
                    months.      months.      late          months.        and          chargeoffs
                    Minor late   Minor late   payments      Generally,     chargeoffs   may remain
                    payments     payments     (not more     collections    may remain   open after
                    (not more    (not more    than 90       and chargeoffs open after   closing.
                    than 30      than 60      days) may be  not more than  funding.
                    days) may be days) may be allowed.      $2,000 may
                    allowed on a allowed on a               remain open
                    limited      limited                    after closing.
                    basis.       basis.
Bankruptcy filings  Generally,   Generally,   Generally,    Chapter 7      Chapter 7    Current
                    no           no           no            Bankruptcy     Bankruptcy   Bankruptcy
                    bankruptcy   bankruptcy   bankruptcy    must have been must have    allowed on a
                    filings in   filings in   filings in    discharged at  been         case by case
                    the last two the last two the last two  least 12       discharged   basis;
                    years.       years.       years.        months prior   at least six Bankruptcy
                                                            to             months prior must be paid
                                                            application.   to           or discharged
                                                            Chapter 13     application. at closing.
                                                            Bankruptcy     Chapter 13
                                                            must have been Bankruptcy
                                                            filed for at   must have
                                                            least 24       been filed
                                                            months and     for at least
                                                            borrower must  18 months
                                                            have paid      and borrower
                                                            according to   must have
                                                            the Chapter 13 paid
                                                            Plan. Chapter  according to
                                                            13 Bankruptcy  the Chapter
                                                            must be paid   13 Plan.
                                                            or discharged  Chapter 13
                                                            at closing.    Bankruptcy
                                                                           must be paid
                                                                           or
                                                                           discharged
                                                                           at closing.
Debt service-to-    45%          45% to 90%   45% to 85%    50% to 80% LTV 60%          60%
 income ratio                    LTV 50% to   LTV 50% to    55% to 75% LTV
                                 80% LTV      80% LTV 55%   60% to 70% LTV
                                              to 75% LTV
Maximum LTV(2)      90%          90%          85%           80%            70%          70%

-------
(1) The letter grades applied to each risk classification reflect the Company's internal standards and do not necessarily correspond to the classifications used by other mortgage lenders. "LTV" means loan-to-value ratio.

(2) The maximum LTV set forth in the table is for borrowers providing Full Documentation. The LTV is reduced for Lite Documentation and Stated Income Documentation, if applicable.

  The Company evaluates its Underwriting Guidelines on an ongoing basis and periodically modifies the Underwriting Guidelines to reflect the Company's current assessment of various issues related to an underwriting analysis. In addition, the Company adopts underwriting guidelines appropriate to new loan products, such as those offered by the Retail Division. The conventional mortgage loans and second mortgage loans, including 125% loan-to-value loans, offered by the Retail Division are underwritten to the standards of the intended buyers thereof and utilize information not considered by the Company in its standard Underwriting Guidelines, including credit scores.

  Exceptions. As described above, the Company uses the foregoing categories and characteristics as underwriting guidelines only. On a case-by-case basis, the Company's underwriters may determine that the prospective borrower warrants a risk category upgrade, a debt service-to-income ratio exception, a pricing exception, a loan-to-value exception or an exception from certain requirements of a particular risk category (collectively called an "upgrade" or an "exception"). An upgrade or exception may generally be allowed if the application reflects certain compensating factors, including among others: low loan-to-value ratio; pride of ownership; stable employment; and the length or residence in the subject property. Accordingly, the Company may classify certain mortgage loan applications in a more favorable risk category than other mortgage loan applications that, in the absence of such compensating factors, would only satisfy the criteria of a less favorable risk category.

LOAN PRODUCTION BY BORROWER RISK CLASSIFICATION

  The following tables set forth information concerning the Company's loan production by borrower risk classification for the six months ended December 31, 1997 and the years ended June 30, 1997 and 1996.

                                        SIX MONTHS ENDED DECEMBER 31, 1997
                          ---------------------------------------------------------------
                                                                              WEIGHTED
                                                         WEIGHTED              AVERAGE
                          PRINCIPAL      % OF     NUMBER AVERAGE  WEIGHTED     INITIAL
                            AMOUNT      TOTAL       OF   INTEREST  AVERAGE  LOAN-TO-VALUE
CREDIT RATING             ORIGINATED ORIGINATIONS LOANS  RATE(1)  MARGIN(2)     RATIO
-------------             ---------- ------------ ------ -------- --------- -------------
                                              (DOLLARS IN THOUSANDS)
Adjustable Rate (6-Month
 LIBOR):
  A+....................   $ 18,271      37.3%      126    8.7%     6.1%        74.4%
  A-....................     11,232      22.9        95    9.4%     6.4%        77.1%
  B.....................      9,781      20.0        89    9.6%     6.6%        75.1%
  C+....................      4,635       9.5        42   10.5%     7.0%        69.3%
  C.....................      2,528       5.2        32   11.3%     7.7%        67.8%
  C-....................      2,496       5.1        37   12.5%     8.1%        63.4%
                           --------     -----     -----
                           $ 48,943     100.0%      421    9.5%     6.6%        73.8%
                           ========     =====     =====
Fixed/Adjustable Rate
 (2-Year; 5-Year):
  A+....................   $116,580      44.0%      933    8.8%     5.9%        75.9%
  A-....................     55,244      20.9       507    9.6%     6.3%        75.0%
  B.....................     54,302      20.5       594    9.9%     6.5%        72.6%
  C+....................     20,315       7.7       295   11.0%     7.1%        68.7%
  C.....................      8,444       3.2       141   12.2%     7.6%        63.6%
  C-....................      9,684       3.7       148   12.7%     7.9%        60.9%
                           --------     -----     -----
                           $264,569     100.0%    2,618    9.6%     6.3%        73.6%
                           ========     =====     =====
Fixed Rate (15-Year; 30-
 Year):
  A+....................   $ 15,786      38.5%      214    9.8%     0.0%        69.4%
  A-....................     10,968      26.7       164   10.3%     0.0%        69.3%
  B.....................      8,142      19.8       145   11.0%     0.0%        68.3%
  C+....................      3,348       8.2        78   11.9%     0.0%        65.8%
  C.....................      1,207       2.9        30   13.0%     0.0%        55.5%
  C-....................      1,609       3.9        34   13.7%     0.0%        59.1%
                           --------     -----     -----
                           $ 41,060     100.0%      665   10.6%     0.0%        68.2%
                           ========     =====     =====
                           $354,572               3,704
                           ========               =====

--------
(1) Each fixed rate loan bears interest at a fixed rate set on its date of funding and lasting through the term of the loan. Loans bearing interest at the adjustable rate adjust every six months to a new rate through the term of the loan. The weighted average interest rate for loans bearing interest at an adjustable rate is the weighted average of the rates of such loans during the initial six month period. Loans bearing interest at the fixed/adjustable rate bear interest at a fixed rate for an initial period commencing on the date of funding (e.g., two years or five years) and thereafter adjust to new rates every six months for the remaining term of the loans. The weighted average interest rate for loans bearing interest at a fixed/adjustable rate is the weighted average of the rates of such loans during the initial period.

(2) The margin for a loan is a fixed amount set for the life of the loan, which when added to the Index (as described below) determines the interest rate on the loan (subject to interest rate floors, ceiling and caps). The index used by the Company is the six-month LIBOR, as published each Monday in The Wall Street Journal. Fixed rate loans have no margin because such loans are not tied to an index.

                                             YEAR ENDED JUNE 30, 1997
                          ---------------------------------------------------------------
                                                                              WEIGHTED
                                                         WEIGHTED              AVERAGE
                          PRINCIPAL      % OF     NUMBER AVERAGE  WEIGHTED     INITIAL
                            AMOUNT      TOTAL       OF   INTEREST  AVERAGE  LOAN-TO-VALUE
CREDIT RATING             ORIGINATED ORIGINATIONS LOANS   RATE(1) MARGIN(2)     RATIO
-------------             ---------- ------------ ------ -------- --------- -------------
                                              (DOLLARS IN THOUSANDS)
Adjustable Rate (6-Month
 LIBOR):
  A+....................   $ 21,238      19.1%      181    8.0%     6.0%        71.4%
  A- ...................     32,913      29.7       280    8.5%     6.2%        72.6%
  B.....................     24,915      22.5       236    9.0%     6.6%        72.4%
  C+....................     16,481      14.9       179   10.0%     6.7%        68.8%
  C.....................      9,398       8.5       114   10.9%     7.3%        63.0%
  C-....................      5,925       5.3        76   12.7%     8.0%        59.3%
                           --------     -----     -----
                           $110,870     100.0%    1,066    9.2%     6.5%        70.2%
                           ========     =====     =====
Fixed/Adjustable Rate
 (2-Year; 5-Year):
  A+....................   $116,138      36.4%      927    8.5%     6.1%        71.8%
  A-....................     82,402      25.8       708    9.2%     6.2%        71.9%
  B.....................     60,570      18.9       613    9.7%     6.5%        71.0%
  C+....................     32,031      10.0       416   10.8%     6.9%        67.3%
  C.....................     16,790       5.2       271   11.9%     7.2%        63.6%
  C-....................     11,997       3.7       189   12.4%     7.6%        57.7%
                           --------     -----     -----
                           $319,928     100.0%    3,124    9.5%     6.4%        70.2%
                           ========     =====     =====
Fixed Rate (15-Year; 30-
 Year):
  A+....................   $ 26,249      31.2%      299    9.6%      --         64.2%
  A-....................     27,110      32.3       347   10.1%      --         66.4%
  B.....................     14,980      17.9       225   10.9%      --         68.3%
  C+....................      8,529      10.2       177   11.8%      --         66.9%
  C.....................      4,373       5.2       107   13.2%      --         63.5%
  C-....................      2,662       3.2        54   13.6%      --         57.9%
                           --------     -----     -----
                           $ 83,903     100.0%    1,209   10.5%      --         65.7%
                           ========     =====     =====
Small Commercial(3).....   $ 17,920                  26    9.8%      --         63.8%
                           ========               =====
                           $532,621               5,425
                           ========               =====

--------
(1) Each fixed rate loan bears interest at a fixed rate set on its date of funding and lasting through the term of the loan. Loans bearing interest at the adjustable rate adjust every six months to a new rate through the term of the loan. The weighted average interest rate for loans bearing interest at an adjustable rate is the weighted average of the rates of such loans during the initial six month period. Loans bearing interest at the fixed/adjustable rate bear interest at a fixed rate for an initial period commencing on the date of funding (e.g., two years or five years) and thereafter adjust to new rates every six months for the remaining term of the loans. The weighted average interest rate for loans bearing interest at a fixed/adjustable rate is the weighted average of the rates of such loans during the initial period.

(2) The margin for a loan is a fixed amount set for the life of the loan, which when added to the index (as described below) determines the interest rate on the loan (subject to interest rate floors, ceiling and caps). The index used by the Company is the six-month LIBOR, as published each Monday in The Wall Street Journal. Fixed rate loans have no margin because such loans are not tied to an index.

(3) The Company discontinued the origination of small commercial loans in April 1997.

                                             YEAR ENDED JUNE 30, 1996
                          ---------------------------------------------------------------
                                                                              WEIGHTED
                                                         WEIGHTED              AVERAGE
                          PRINCIPAL      % OF     NUMBER AVERAGE  WEIGHTED     INITIAL
                            AMOUNT      TOTAL       OF   INTEREST  AVERAGE  LOAN-TO-VALUE
CREDIT RATING             ORIGINATED ORIGINATIONS LOANS   RATE(1) MARGIN(2)     RATIO
-------------             ---------- ------------ ------ -------- --------- -------------
                                              (DOLLARS IN THOUSANDS)
Adjustable Rate (6-Month
 LIBOR):
  A+....................   $  5,788       6.0%       48    7.8%     5.6%        69.1%
  A- ...................     44,400      45.8       389    8.1%     5.5%        72.3%
  B.....................     24,967      25.8       237    8.6%     6.1%        71.8%
  C+....................     11,932      12.3       125    9.5%     6.4%        68.1%
  C.....................      7,809       8.1        76   10.0%     6.5%        64.4%
  C-....................      1,970       2.0        26   10.9%     6.8%        58.9%
                           --------     -----     -----
                           $ 96,866     100.0%      901    8.6%     5.9%        70.6%
                           ========     =====     =====
Fixed/Adjustable Rate
 (2-Year; 5-Year):
  A+....................   $ 12,530      17.6%      117    9.1%     4.9%        65.8%
  A-....................     21,899      30.8       197    9.6%     5.2%        67.4%
  B.....................     19,717      27.7       171   10.1%     5.8%        70.1%
  C+....................      8,680      12.2       105   10.8%     6.1%        66.9%
  C.....................      5,960       8.4        66   11.0%     6.3%        64.3%
  C-....................      2,375       3.3        30   12.5%     6.7%        58.6%
                           --------     -----     -----
                           $ 71,161     100.0%      686   10.0%     5.6%        67.2%
                           ========     =====     =====
Fixed Rate (15-Year; 30-
 Year):
  A+....................   $  1,121       3.5%       11   10.3%      --         70.3%
  A-....................     17,469      54.7       200   10.2%      --         65.6%
  B.....................      7,263      22.7        91   10.9%      --         66.6%
  C+....................      3,483      10.9        54   12.0%      --         66.5%
  C.....................      1,590       5.0        26   12.2%      --         61.2%
  C-....................      1,010       3.2        19   13.1%      --         50.9%
                           --------     -----     -----
                           $ 31,936     100.0%      401   10.7%      --         65.3%
                           ========     =====     =====
                           $199,963               1,988
                           ========               =====

--------
(1) Each fixed rate loan bears interest at a fixed rate set on its date of funding and lasting through the term of the loan. Loans bearing interest at the adjustable rate adjust every six months to a new rate through the term of the loan. The weighted average interest rate for loans bearing interest at an adjustable rate is the weighted average of the rates of such loans during the initial six month period. Loans bearing interest at the fixed/adjustable rate bear interest at a fixed rate for an initial period commencing on the date of funding (e.g., two years or five years) and thereafter adjust to new rates every six months for the remaining term of the loans. The weighted average interest rate for loans bearing interest at a fixed/adjustable rate is the weighted average of the rates of such loans during the initial period.

(2) The margin for a loan is a fixed amount set for the life of the loan, which when added to the index (as described below) determines the interest rate on the loan (subject to interest rate floors, ceiling and caps). The index used by the Company is the six-month LIBOR, as published each Monday in The Wall Street Journal. Fixed rate loans have no margin because such loans are not tied to an index.

FINANCING AND SALE OF LOANS

 Warehouse Facility

  From August 1995 through October 1997, the Company funded its business primarily through the DLJ Facility under which it borrowed money to finance the origination of loans. The DLJ Facility provided a $50.0 million warehouse line of credit to the Company, subject to periodic upward adjustments to facilitate increases in the Company's loan production. The interest rate under the DLJ Facility was equal to the federal funds rate plus 100 basis points subject to increase based on the length of time loans are held by the Company, and DLJ received a security interest on all loans, and other rights in connection therewith, originated by the

Company. Any loan not purchased by DLJ was not allowed to remain subject to the warehouse line for more than nine months. The term of the DLJ Facility was through August 31, 2000.

   In October 1997, the Company and DLJ modified the DLJ Facility and the terms under which DLJ would purchase mortgage loans from the Company (the "Amended DLJ Facility"). The Amended DLJ Facility has similar terms to the DLJ Facility with certain modifications. The Amended DLJ Facility provides for advances of up to $150.0 million. The interest rate of the DLJ Facility will remain effective until the closing of this Offering; thereafter, borrowings under the Amended DLJ Facility will bear an interest rate of the federal funds rate plus 50 basis points for 12 months after the closing of the Offering and, thereafter, the federal funds rate plus 100 basis points. The Amended DLJ Facility also modifies the termination date to two years after the closing of the Offering. The Amended DLJ Facility further provides that as of the closing of the Offering, DLJ will no longer have the exclusive right to purchase loans from the Company. Furthermore, DLJ has agreed to provide the Company with up to $5.0 million of financing for a term of one year for subordinated "interest-only" securities to the extent they are retained by the Company in connection with any future securitizations of loans originated by the Company. Advances will be made only to the extent the Company does not have sufficient cash, in excess of reasonable reserves, to fund the retention of such securities.

  The Company is currently negotiating with other lenders to obtain additional warehouse lines of credit at interest rates and terms that are consistent with management's objectives.

 Loan Sales

  The Company follows a strategy of selling for cash substantially all of its loan originations through loan sales in which the Company disposes of its entire economic interest in the loans for a cash price that represents a premium over the principal balance of the loans sold. The Company sold $333.0 million, $519.9 million and $156.6 million of loans through loan sales during the six months ended December 31, 1997 and the years ended June 30, 1997 and 1996, respectively. Loan sales are typically made monthly. The Company did not sell any loans directly through securitizations during these periods.

  The Amended DLJ Facility modifies the exclusivity of the relationship between DLJ and the Company. In connection with the DLJ Facility, DLJ, pursuant to the Master Loan Purchase Agreement, agreed to purchase, and the Company agreed to sell to DLJ, all mortgage loans originated by the Company. While over the course of this relationship, the Company and DLJ have agreed that certain of such loans will not be so purchased, the Company has historically sold substantially all of its originated loans to DLJ as whole loans on a servicing released basis. Under the Amended DLJ Facility, this exclusive contractual arrangement will be modified and the Company, as of the consummation of the Offering, will have no obligation to sell any loans to DLJ, and DLJ will have no obligation to purchase any loans from the Company.

  DLJ has purchased, and it is contemplated that it may continue to purchase, loans under the Master Loan Purchase Agreement with a view towards securitization or other resale transactions in the secondary mortgage market. Since substantially all of the loans historically purchased by DLJ under the master repurchase agreement have been resold by DLJ to institutional purchasers generally within 48 hours of the initial purchase from the Company, DLJ has agreed to allow the Company to assist it in the marketing of loans so resold by DLJ. Prior to the purchase of the loans by DLJ under the Master Loan Purchase Agreement, the Company undertakes a process to identify the institutional purchasers who will immediately buy the subject loans from DLJ. This program utilizes a competitive bidding process typically involving two to four potential purchasers (including Wall Street firms, financial institutions and conduits, along with other institutional purchasers) who in most cases have purchased similar resold loans from DLJ in the past. The successful bidder is committed to a minimum quantity of loans at a determined price, and is generally granted the option to purchase more than the minimum quantity at a negotiated price. DLJ then agrees to pay the Company the determined price minus 50 basis points, which represents DLJ's fees. As a result of this agreement, Management is able to directly control the sales process of its loans in an effort to obtain more favorable pricing and other terms. A successful bidder is not obligated to purchase loans other than those to which its bid applies. For the six months ended December 31, 1997 and the years ended June 30, 1997 and 1996, an aggregate of $1.7 million, $2.1 million and $1.8 million, respectively, was paid to DLJ as fees pursuant to the Master Loan Purchase Agreement. Under the Amended DLJ Facility, DLJ and the Company have agreed that DLJ will receive no fees in connection with any such purchases for the first 12 months after the closing of the Offering and 12.5 basis points for the second 12 months after the closing.

  The Master Loan Purchase Agreement, along with the Amended DLJ Facility, terminates on August 31, 2000, or may be terminated earlier by DLJ upon an event of default by the Company, including the occurrence of any proceeding adversely affecting the Company's ability to perform its obligations to DLJ, a material breach by the Company of any related agreement with DLJ or a material adverse change in the Company's business. The Master Loan Purchase Agreement may also be terminated by DLJ if the Company merges (other than the reincorporation of the Company into Delaware to which DLJ has consented), sells substantially all of its assets or fails to meet certain financial criteria as agreed to by DLJ and the Company.

  The Company, DLJ and a major investment bank are negotiating an agreement whereby the Company will agree to sell (through DLJ) and the bank will agree to purchase, for a period of three months, certain adjustable rate, conventional first lien mortgage loans. It is anticipated that the aggregate principal balance of all of the mortgage loans delivered pursuant to the commitment will be approximately $130 million. It is anticipated that the Company (through DLJ) will agree that the mortgage loans will have certain characteristics, including, but not limited to, mortgage loan interest rate, terms of payments and prepayments, achievement of certain credit grades, and that the majority of the properties subject to the loans will be located in California, Illinois and Florida.

  Cash gain on sale of mortgage loans represented 67.8% and 66.7% and 51.5% of the Company's total revenues for the six months ended December 31, 1997 and the years ended June 30, 1997 and June 30, 1996, respectively. The Company maximizes its cash gain on sale of mortgage loan revenue by closely monitoring institutional purchasers' requirements and focusing on originating the types of loans that meet those requirements and for which institutional purchasers tend to pay higher rates. During the six months ended December 31, 1997 and the years ended June 30, 1997 and 1996, the Company sold loans to DLJ having an aggregate principal balance of $331.4 million, $473.7 million and $153.2 million, respectively.

  Loan sales are made to DLJ on a non-recourse basis pursuant to the Master Loan Purchase Agreement containing customary representations and warranties by the Company regarding the underwriting criteria and the origination process. The Company is required to provide similar representations and warranties to those institutional purchasers to whom DLJ sells the subject loans. The Company, therefore, may be required to repurchase or substitute loans in the event of a breach of its representations and warranties. In addition, the Company sometimes commits to repurchase or substitute a loan if a payment default occurs within the first month following the date the loan is funded. The Company is also required in some cases to repurchase or substitute a loan if the loan documentation is alleged to contain fraudulent misrepresentations made by the borrower. Any claims asserted against the Company in the future by its loan purchasers may result in liabilities or legal expenses that could have a material adverse effect on the Company's results of operations and financial condition. In addition, any material repurchase or substitution may have an adverse effect on the market for and pricing of the Company's loans. Since the Company commenced operations in August 1995 through December 31, 1997, the Company has not been obligated to repurchase or substitute any loan sold to DLJ due to breaches of representations and warranties, fraudulent misrepresentations or borrower default in the first month. During such period, the Company had repurchased loans with an aggregate principal balance of $178,000 from other institutional purchasers.

 Securitization Capability

  While the Company has not sold loans directly through securitizations, part of the Company's loan sale strategy may include the sale of loans directly through securitizations in the future if management determines that such sales are more beneficial. Management has significant securitization experience in that several members were involved in securitization prior to their employment with the Company. In addition, rating agencies and bond insurers have evaluated and are familiar with the Company's procedures and underwriting guidelines in connection with such securitizations.

  Typically in a securitization, the issuer aggregates mortgages into a real estate mortgage investment conduit trust. The regular interests or the senior tranches of the trust are investment grade. While the issuer generally retains the residual interests in the trust, it immediately sells the regular interests and generally uses the proceeds to repay borrowings that were used to fund or purchase the loans in the securitized pool. The holders of the regular interests are entitled to receive scheduled principal collected on the pool of securitized loans and interest at the pass-through interest rate on the certificate balance for such interests. The residual interests represents the subordinated right to receive cash flows from the pool of securitized loans after payment of the required amounts to the holders of the regular interests and the cost associated with the securitization. The issuer recognizes non- cash revenue relating to the residual interest at the time of the securitization.

SUB-SERVICING

  While the Company currently sells substantially all of the mortgage loans it originates servicing released (meaning the Company does not retain the servicing rights to such loans), it is required to service the loans from the date of funding through the date of sale. Since the Company conducts whole loan sales monthly, the Company currently does not have a substantial servicing portfolio. Nonetheless, the Company currently contracts for the sub-servicing of all mortgage loans it originates through the date of sale and is subject to risks associated with inadequate or untimely services. To the extent that the Company decides to retain servicing rights in the future or conduct securitizations, it currently intends to contract for the sub-servicing of such mortgage loans, which would expose it to more substantial risks associated with contracted sub-servicing. In such event, it is expected that many of the Company's borrowers will require notices and reminders to keep their mortgage loans current and to prevent delinquencies and foreclosures. A substantial increase in the Company's delinquency rate or foreclosure rate could adversely affect its ability to access profitably the capital market for its financing needs, including any future securitizations.

  Any of the Company's sub-servicing agreements with its third-party sub-servicers are expected to provide that if the Company terminates the agreement without cause (as defined in the agreement), the Company may be required to pay the third-party sub-servicer a fee. Depending upon the size of the Company's loan portfolio sub-serviced at any point in time, the termination penalty that the Company would be obligated to pay upon termination without cause, may be substantial.

INTEREST RATE RISK MANAGEMENT

  The Company's profits depend, in part, on the difference, or "spread," between the effective rate of interest received by the Company on the loans it originates or purchases and the interest rates payable by the Company under its warehouse facilities or for securities issued in any future securitizations. The spread can be adversely affected because of interest rate increases during the period from the date the loans are originated until the closing of the sale or securitization of such loans.

  Since the Company historically has retained loans for a short period of time pending sale, it has not engaged in hedging activities to date. However, in the future the Company may hedge its variable-rate mortgage loans and any interest-only and residual certificates retained in connection with any future securitizations with hedging transactions which may include forward sales of mortgage loans or mortgage-backed securities, interest rate caps and floors and buying and selling of futures and options on futures. The nature and quantity of hedging transactions will be determined by the Company's management based on various factors, including market conditions and the expected volume of mortgage loan originations and purchases. No assurance can be given that such hedging transactions will offset the risks of changes in interest rates, and it is possible that there will be periods during which the Company could incur losses after accounting for its hedging activities.

COMPETITION

  The Company faces intense competition in the business of originating and selling non-conforming mortgage loans. The Company's competitors in the industry include other consumer finance companies, mortgage banking companies, commercial banks, credit unions, thrift institutions, credit card issuers and insurance finance companies. Many of these entities are substantially larger and have considerably greater financial, technical and marketing resources than the Company. With respect to other mortgage banking and specialty finance companies, there are many larger companies that focus on the same types of non-conforming mortgage loans with which the Company directly competes for product. From time to time, one or more of these companies may be dominant in the origination and sale of non-conforming mortgage loans. In addition, many financial services organizations that are much larger than the Company have formed national loan origination networks offering loan products that are substantially similar to the Company's loan programs. Competition among industry participants can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels, amount and term of the loan, loan origination fees and interest rates. In addition, the current level of gains realized by the Company and its competitors on the sale of non-conforming loans could attract additional competitors into this market. Additional competition may lower the rates the Company can charge borrowers, thereby potentially lowering gain on future loan sales and future securitizations. The Company may in the future also face competition from, among others, government-sponsored entities which may enter the non-conforming mortgage market. Existing or new loan purchase programs may be expanded by FNMA, FHLMC, or GNMA to include non-conforming mortgages, particularly those in the "A-" category, which constitute a significant portion of the Company's loan production. For example, the FHLMC has announced that it is entering the non-conforming market in 1998. Entries of such government-sponsored entities into the non-conforming market may have an adverse effect on loan yields on mortgage loans originated by the Company and reduce or eliminate premiums on loan sales. To the extent any of these competitors significantly expand their activities in the Company's market, the Company could be materially adversely affected. Fluctuations in interest rates and general economic conditions may also affect the Company's competition. During periods of rising rates, competitors that have locked in low borrowing costs may have a competitive advantage. During periods of declining rates, competitors may solicit the Company's customers to refinance their loans. See "Risk Factors--Substantial Competition May Adversely Affect the Company's Ability to Originate, Sell or Finance Mortgage Loans."

REGULATION

  The consumer financing industry is a highly regulated industry. The Company's business is subject to extensive and complex rules and regulations of, and examinations by, various federal, state and local government authorities. These rules impose obligations and restrictions on the Company's loan origination, credit activities and secured transactions. In addition, these rules limit the interest rates, finance charges and other fees the Company may assess, mandate extensive disclosure to the Company's customers, prohibit discrimination and impose multiple qualification and licensing obligations on the Company. Failure to comply with these requirements may result in, among other things, loss of approved status, demands for indemnification or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits, administrative enforcement actions and civil and criminal liability. Management believes that the Company is in compliance with these rules and regulations in all material respects.

  The Company's loan origination activities are subject to the laws and regulations in each of the states in which those activities are conducted. For example, state usury laws limit the interest rates the Company can charge on its loans. The Company's lending activities are also subject to various federal laws, including the Truth in Lending Act, Homeownership and Equity Protection Act of 1994, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Real Estate Settlement Procedures Act and the Home Mortgage Disclosure Act.

  The Company is subject to certain disclosure requirements under the Truth-in-Lending Act ("TILA") and Regulation Z promulgated under TILA. TILA is designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loan and credit transactions. TILA also guarantees consumers a three-day right to cancel certain credit transactions, including loans of the type originated by the Company. In addition, TILA gives consumers, among other things, a right to rescind loan transactions in certain circumstances if the lender fails to provide the requisite disclosure to the consumer.

  The Company is also subject to the Homeownership and Equity Protection Act of 1994 (the "High Cost Mortgage Act"), which makes certain amendments to TILA. The High Cost Mortgage Act generally applies to consumer credit transactions secured by the consumer's principal residence, other than residential mortgage transactions, reverse mortgage transactions or transactions under an open end credit plan, in which the loan has either (i) total points and fees upon origination in excess of the greater of eight percent of the loan amount or $400, or (ii) an annual percentage rate of more than ten percent points higher than United States Treasury securities of comparable maturity ("Covered Loans"). The High Cost Mortgage Act imposes additional disclosure requirements on lenders originating Covered Loans. In addition, it prohibits lenders from, among other things, originating Covered Loans that are underwritten solely on the basis of the borrower's home equity without regard to the borrower's ability to repay the loan and including prepayment fee clauses in Covered Loans to borrowers with a debt-to-income ratio in excess of 50% or Covered Loans used to refinance existing loans originated by the same lender. The High Cost Mortgage Act also restricts, among other things, certain balloon payments and negative amortization features.

  The Company is also required to comply with the Equal Credit Opportunity Act of 1974, as amended ("ECOA") and Regulation B promulgated thereunder, the Fair Credit Reporting Act, as amended, the Real Estate Settlement Procedures Act of 1975, as amended, and the Home Mortgage Disclosure Act of 1975, as amended. ECOA prohibits creditors from discriminating against applicants on the basis of race, color, sex, age, religion, national origin or marital status. Regulation B restricts creditors from requesting certain types of information from loan applicants. The Fair Credit Reporting Act, as amended, requires lenders, among other things, to supply an applicant with certain information if the lender denied the applicant credit. RESPA mandates certain disclosure concerning settlement fees and charges and mortgage servicing transfer practices. It also prohibits the payment or receipt of kickbacks or referral fees in connection with the performance of settlement services. In addition, beginning with loans originated in 1997, the Company must file an annual report with HUD pursuant to the Home Mortgage Disclosure Act, which requires the collection and reporting of statistical data concerning loan transactions.

  In October 1997, HUD issued proposed regulations regarding the treatment and disclosure of fees charged and collected by mortgage brokers providing certain safe harbors for the payment of fees by lenders to mortgage brokers and setting forth standards to determine whether payments to mortgage brokers violate RESPA. Whether such regulations will be adopted and the form and content of any final regulations is unknown.

  In the course of its business, the Company may acquire properties securing loans that are in default. There is a risk that hazardous or toxic waste could be found on such properties. In such event, the Company could be held responsible for the cost of cleaning up or removing such waste, and such cost could exceed the value of the underlying properties.

  Because the Company's business is highly regulated, the laws, rules and regulations applicable to the Company are subject to regular modification and change. There are currently proposed various laws, rules and regulations which, if adopted, could impact the Company. There can be no assurance that these proposed laws, rules and regulations, or other such laws, rules or regulations, will not be adopted in the future which could make compliance much more difficult or expensive, restrict the Company's ability to originate, broker, purchase or sell loans, further limit or restrict the amount of commissions, interest and other charges earned on loans originated, brokered, purchased or sold by the Company, or otherwise adversely affect the business or prospects of the Company.

EMPLOYEES

  At December 31, 1997, the Company employed 332 persons. None of the Company's employees is subject to a collective bargaining agreement. The Company believes that its relations with its employees are satisfactory.

PROPERTIES

  The Company's executive and administrative offices are located at 1063 McGaw Avenue, Irvine, California 92614, which consists of approximately 54,768 square feet. The lease on the premises expires on November 30, 2002 and the current monthly rent is approximately $42,782.

  The Company also leases space for its other offices. These facilities aggregate approximately 64,752 square feet, with monthly aggregate base rental of approximately $74,163. The terms of these leases vary as to duration and rent escalation provisions. In general, the leases expire between February 28, 1998 and August 31, 2001 and provide for rent escalations tied to either increases in the lessor's operating expenses or fluctuations in the consumer price index in the relevant geographical area.

LEGAL PROCEEDINGS

  The Company occasionally becomes involved in litigation arising from the normal course of business. Management believes that any liability with respect to pending legal actions, individually or in the aggregate, will not have a material adverse effect on the Company's financial position or results of operations.

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

  The following table sets forth the name, age and position with the Company of each person who is a director or executive officer and of certain key employees of the Company.

NAME                         AGE                    POSITION
----                         ---                    --------
Evan R. Buckley.............  45 Chief Executive Officer, Secretary and Director
Kelly W. Monahan............  41 President, Chief Financial Officer and Director
Al Lapena...................  38 Vice President, Operations
Gary Vander-Haeghen.........  43 Vice President, Sales
Keith C. Honig..............  37 Director
Joseph R. Tomkinson.........  49 Director
  Key Employees
Karen N. Neyman.............  44 Vice President, Compliance
David A. Littlefield........  53 Chief Underwriter
David J. Rae................  38 Chief Appraiser

  The Company intends to add one additional non-management director to the Board of Directors within 60 days after the completion of this Offering.

  EVAN R. BUCKLEY has been the Chief Executive Officer, Secretary and a Director of the Company since its inception. Mr. Buckley was the President of the Company from its inception to December 1997. Prior to founding the Company, Mr. Buckley was a co-founder of Quality Mortgage USA, Inc. ("Quality Mortgage"), a residential mortgage banker. From November 1991 to May 1995, Mr. Buckley was the Vice President of Loan Production of Quality Mortgage, where he was responsible for assembling and managing the loan production activities. Mr. Buckley brings over 21 years of experience in real estate financing and mortgage banking to the Company.

  KELLY W. MONAHAN has been Chief Financial Officer of the Company since its inception, its President since December 1997 and a Director of the Company since October 1997. From the Company's inception through December 1997, Mr. Monahan was the Company's Executive Vice President. From July 1992 to July 1995, Mr. Monahan served as Vice President and the Chief Financial Officer of Quality Mortgage, where his responsibilities included the management of all financial aspects of a national mortgage banker, including the issuance of mortgage backed securities, secondary marketing, interest rate hedging, cash management, financial reporting, and strategic planning. From February of 1989 to July 1992, Mr. Monahan was a practitioner for Monahan and Associates, an accounting and consulting firm, and from 1987 to 1989, he was Equities Controller at the Koll Company, a real estate development company. Mr. Monahan is a certified public accountant.

  AL LAPENA has been Vice President of Operations for the Company since February 1998. From February 1997 to February 1998, Mr. Lapena was Director of Secondary Marketing for the Company. From 1992 to 1997, Mr. Lapena was the Vice-President of the Real Estate Finance Group of the Taxable Fixed Income Division for Donaldson, Lufkin & Jenrette, Inc. where he was responsible for the management of whole loan trades involving prime and subprime mortgage loans purchased from sellers/originators with contractual relationships with DLJ Mortgage Capital, Inc. From 1989 to 1992, he was an independent secondary market mortgage consultant and from 1988 to 1989, he was Vice-President/Operations Manager of the West Coast Region for U.S. Mortgage Co., Inc.

  GARY VANDER-HAEGHEN has been the Vice-President of Sales of the Company since September 1996. From November 1995 through September 1996, Mr. Vander-Haeghen was with the Company in a non-executive capacity. From December 1991 to November 1995, Mr. Vander-Haeghen was a Branch Manager for Quality Mortgage, where he opened and managed its San Diego branch. Mr. Vander-Haeghen has been in the real estate financing industry for over 20 years.

  KEITH C. HONIG has been a director of the Company since February 1998.
Mr. Honig has been Associate Counsel of SunAmerica Inc., a financial services company, since December 1994 and, in addition, its Director of Mortgage Lending and Real Estate since July 1997. From October 1991 through December 1994, Mr. Honig was an associate at Gibson, Dunn & Crutcher, a law firm. Mr. Honig is also a certified public accountant.

  JOSEPH R. TOMKINSON has been a director of the Company since October 1997. Mr. Tomkinson has been the Chairman of the Board and Chief Executive Officer of Impac Commercial Holdings, Inc. (formerly IMH Commercial Holdings, Inc.) (AMEX-ICH) ("ICH") and, Chairman of the Board and Chief Executive Officer of Impac Commercial Capital Corporation (formerly Imperial Commercial Capital Corporation) since February 1997, and Chairman and Chief Executive Officer of RAI Advisors, LLC, the Manager of ICH, since August 1997. Mr. Tomkinson has been the Vice Chairman of the Board and Chief Executive Officer of Impac Mortgage Holdings, Inc. (formerly Imperial Credit Mortgage Holdings, Inc.) (AMEX-IMH) and Chairman of the Board of Impac Funding Corporation (formerly ICI Funding Corporation) and Impac Warehouse Lending Group, Inc. (formerly Imperial Warehouse Lending Group, Inc.) since August 1995. Mr. Tomkinson served as President of Imperial Credit Industries, Inc. (Nasdaq-ICII) ("ICII") from January 1992 to February 1996 and, from 1986 to January 1992, he was President of Imperial Bank Mortgage, a subsidiary of Imperial Bank, one of the companies that combined to become ICII in 1992. Mr. Tomkinson has been a Director of ICII since December 1991. From 1984 to 1986, he was employed as Executive Vice President of Loan Production for American Mortgage Network, a privately owned mortgage banker.

KEY EMPLOYEES

  KAREN N. NEYMAN has been Vice President of Compliance for the Company since February 1998. Prior to that, since September 1995, Ms. Neyman was the Compliance Officer and Director of Quality Assurance for the Company. From March 1992 to September 1995, Ms. Neyman was Vice-President and Compliance Officer for Quality Mortgage, where her responsibilities included monitoring compliance with state and federal laws, monitoring adherence to internal underwriting and appraisal guidelines and consumer protection laws, and coordinating the preparation of reports to Management and the Board of Directors. From 1991 to 1992, she was Vice-President and Compliance Officer of TOPA Savings Bank.

  DAVID A. LITTLEFIELD has been the Chief Underwriter of the Company since September 1995. Mr. Littlefield is responsible for the coordination, training and supervision of the underwriting staff of the Company's corporate and branch offices. From August 1992 to August 1995, Mr. Littlefield was a Senior Underwriter for Quality Mortgage with the responsibility of training and supervising underwriters. From January 1992 to August 1992, he was a Senior Lending Officer for Transamerica Equity, Inc., a mortgage lender. From 1990 to 1992, he was the Executive Vice-President of Tennecal Funding Corporation, a mortgage lender, and from 1988 to 1990, he was the Vice-President of Mortgage Banking for First Pacific Bank.

  DAVID J. RAE has been the Chief Appraiser of the Company since August 1995. Mr. Rae is responsible for the coordination and development of the Company internal appraisers and outside third party review appraisers. From 1992 to August 1995, Mr. Rae was the Assistant Chief Appraiser for Quality Mortgage, where he was responsible for recruiting and training of management for the western region staff review appraisers. From 1985 to 1992, he was Regional Supervisor and Senior Staff Appraiser for Hawthorne Savings & Loan Association.

  The Company's Board of Directors currently has four members. One additional non-management director will be added to the Board of Directors within 60 days after the completion of this Offering. The Board of Directors is divided into three classes. Class I Directors will serve until the annual meeting of stockholders in 1998 and thereafter for the terms of three years until their successors have been elected and qualified. Class II Directors will serve until the annual meeting of stockholders in 1999 and thereafter for terms of three years until their successors have been elected and qualified. Class III Directors will serve until the annual meeting of stockholders in 2000 and thereafter for terms of three years until their successors have been elected and qualified. Evan R. Buckley is a Class I Director; Kelly W. Monahan and Keith C. Honig are Class II Directors; and Joseph R. Tomkinson is and the remaining to-be-added Board member will be a Class III Director.

  The Company plans to pay its non-employee directors an annual fee of $10,000 payable quarterly, $2,500 for each board meeting attended (up to a maximum of four meetings) and to reimburse them for reasonable expenses incurred in attending meetings. Concurrently with this Offering, the Company will grant options to purchase 12,000 shares of Common Stock under its Stock Option Plan to each of its non-employee directors at a per share exercise price equal to the initial public offering price. See "--Stock Options." No family relationships exist between any of the executive officers, directors or key employees of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

 Audit Committee

  The Board of Directors will establish an audit committee (the "Audit Committee"). The Audit Committee, among other things, will make recommendations to the Board of Directors concerning the engagement of independent public accountants; monitor and review the quality and activities of the Company's internal audit function and those of its independent accountants; and monitor the adequacy of the Company's operating and internal controls as reported by management and the independent or internal auditors. The members of the Audit Committee will be Evan R. Buckley (Chairman), Keith
C. Honig and at least one other non-management director.

 Compensation Committee

  The Board of Directors will establish a compensation committee (the "Compensation Committee"). The Compensation Committee, among other things, will review salaries, benefits and other compensation, including stock based compensation under the Company's Stock Option Plan, of directors, officers and other employees of the Company and make recommendations to the Board of Directors. The members of the Compensation Committee will be Kelly W. Monahan (Chairman), Joseph R. Tomkinson and at least one other non-management director.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company does not currently have a compensation committee. Messrs. Buckley and Monahan participated in deliberations concerning compensation of executive officers during fiscal 1997. None of the executive officers of the Company has served on the board of directors or on the compensation committee of any other entity which had officers who served on the Company's Board of Directors.

EXECUTIVE COMPENSATION

 Summary Compensation Table

  The following table sets forth information concerning the annual and long-term compensation earned by the Company's Chief Executive Officer and each of the two other executive officers whose annual salary and bonus during fiscal 1997 exceeded $100,000 (the "Named Executive Officers").

                                                    ANNUAL COMPENSATION
                                               ------------------------------
                    NAME AND                                      ALL OTHER
               PRINCIPAL POSITION               SALARY   BONUS   COMPENSATION
               ------------------              -------- -------- ------------
   Evan R. Buckley............................ $155,769 $189,200    $  325(1)
    President, Chief Executive Officer and
     Director(2)
   Kelly W. Monahan........................... $116,584 $ 52,500    $  583(1)
    Executive Vice President and Chief
     Financial Officer(2)
   Gary Vander-Haeghen ....................... $119,800 $ 13,400    $1,900(1)
    Vice President, Sales

--------
(1) Represents a contribution under the Company's 401(k) Plan.
(2) Mr. Monahan became President in December 1997.

 Employment Agreements

  The Company has entered into a two and three-year employment agreement with Messrs. Buckley and Monahan, respectively, pursuant to which they would receive an annual base salary of $250,000, and $200,000, respectively, plus an annual bonus of up to 100% of base salary. Compensation would be subject to increase as recommended by the Compensation Committee of the Board of Directors of the Company. Pursuant to the employment agreements, if either employee's employment is terminated by the Company without cause or by either of Messrs. Buckley or Monahan for good reason (meaning the Company's uncured breach of any material term of the agreement or any diminution of Messrs. Buckley's or Monahan's powers, duties or authority), Messrs. Buckley or Monahan, as the case may be, would be paid his annual salary, a semi-annual bonus equal to 50% of his annual salary, $70,000 annually on a pro rata basis, and would receive benefits, such as health insurance through the term of the agreement.

STOCK OPTIONS

  In October 1997, the Board of Directors and stockholders of the Company adopted the 1997 Stock Option, Deferred Stock and Restricted Stock Plan (the "Stock Option Plan"), which provides for the grant of qualified incentive stock options ("ISOs") that meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), stock options not so qualified ("NQSOs"), deferred stock, restricted stock, stock appreciation rights and limited stock appreciation rights awards ("Awards"). The Stock Option Plan may be administered by a committee of directors appointed by the Board of Directors or by the Board (the "Administrator"). ISOs may be granted to the officers and key employees of the Company, any of its subsidiaries or parent corporation. The exercise price for any option granted under the Stock Option Plan may not be less than 100% (or 110% in the case of ISOs granted to an employee who is deemed to own in excess of 10% of the outstanding Common Stock) of the fair market value of the shares of Common Stock at the time the option is granted. The purpose of the Stock Option Plan is to provide a means of performance-based compensation in order to attract and retain qualified personnel and to provide an incentive to those whose job performance affects the Company.

  The Stock Option Plan authorizes the grant of options to purchase, and awards of 800,000 shares of the Company's Common Stock. The number of shares reserved for issuance under the Stock Option Plan is subject to anti-dilution provisions for stock splits, stock dividends and similar events. If an option granted under the Stock Option Plan expires or terminates, or an Award is forfeited, the shares subject to any unexercised portion of such option or Award will again become available for the issuance of further options or Awards under the Stock Option Plan.

  Under the Stock Option Plan, the Company may make loans available to stock option holders, subject to the Administrator's approval, in connection with the exercise of stock options granted under the Stock Option Plan. If shares of Common Stock are pledged as collateral for such indebtedness, such shares may be returned to the Company in satisfaction of such indebtedness. If so returned, such shares shall again be available for issuance in connection with future stock options and Awards under the Stock Option Plan.

  Unless the Stock Option Plan is previously terminated by the Board of Directors, no options or Awards may be granted under the Stock Option Plan ten years after the effective date of the Stock Option Plan.

  Options granted under the Stock Option Plan will become exercisable according to the terms of the grant made by the Administrator. Awards will be subject to the terms and restrictions of the award made by the Administrator. The Administrator has discretionary authority to select participants from among eligible persons and to determine at the time an option or Award is granted and in the case of options, whether it is intended to be an ISO or a NQSO, and when and in what increments shares covered by the option may be purchased.

  Under current law, ISOs may not be granted to any individual who is not also an officer or employee of the Company, any subsidiary or parent corporation.

  The exercise price of any option granted under the Stock Option Plan is payable in full (i) in cash, (ii) by surrender of shares of the Company's Common Stock already owned by the option holder having a market value equal to the aggregate exercise price of all shares to be purchased including, in the case of the exercise of NQSOs, restricted stock subject to an Award under the Stock Option Plan, (iii) by cancellation of indebtedness owed by the Company to the optionholder, (iv) by a full recourse promissory note executed by the optionholder, (v) by requesting that the Company withhold whole shares of Common Stock then issuable upon exercise of an option, (vi) by arrangement with a broker which is acceptable to the Administrator, or (vii) by any combination of the foregoing. The terms of any promissory note may be changed from time to time by the Board of Directors to comply with applicable Internal Revenue Service or Commission regulations or other relevant pronouncements.

  The Board of Directors may from time to time revise or amend the Stock Option Plan, and may suspend or discontinue it at any time. However, no such revision or amendment may impair the rights of any participant under any outstanding Award without such participant's consent or may, without stockholder approval, increase the number of shares subject to the Stock Option Plan, materially modify the class of participants eligible to receive options or Awards under the Stock Option Plan, or extend the maximum option term under the Stock Option Plan.

  The Company has granted options to purchase 163,265 shares of Common Stock at a per share exercise price of $6.10, vesting 33 1/3% on each anniversary of the date of grant. On the effective date of this Offering, the Company will also grant options to purchase an additional 425,000 shares of Common Stock at a per share exercise price equal to the initial public offering price, vesting 33 1/3% on each anniversary of the date of grant.

401(K) PLAN

  The Company adopted a 401(k) savings plan (the "40l(k) Plan") effective on July 1, 1996. Eligible employees may participate in the 401(k) Plan. Participants in the 401(k) Plan may defer compensation in an amount not in excess of the annual statutory limit ($10,000 in 1998). The Company may make matching contributions in the amount determined annually by the Board of Directors. All contributions are credited to separate accounts maintained in trust for each participant and are invested, at the participant's direction, in one or more of the investment funds made available under the 401(k) Plan. Matching contributions if any, vest after three years. The 401(k) Plan is intended to qualify under Section 401 and 501 of the Code, so that contributions to the 401(k) Plan and income earned on the plan contributions are not taxable to employees until withdrawn and so that the contributions will be deductible by the Company when made.

                             CERTAIN TRANSACTIONS

OFFERING TO BENEFIT EXISTING STOCKHOLDERS

  This Offering will provide substantial benefits to existing stockholders of the Company. First, the assumed initial public offering price of $10.00 per share is substantially higher than the $2.74 per share book value on the shares held by existing stockholders. New investors will invest $31.7 million or 99.98% of the total consideration paid for 58.76% of the shares of Common Stock to be outstanding after the Offering. The shares of Common Stock owned by existing stockholders would be valued at $22.3 million at the effective time of the Offering at an assumed initial public offering price of $10.00 per share; such shares had an aggregate book value of $6,096,989 at December 31, 1997. The following table indicates the value of the shares owned by each of Evan R. Buckley, Kelly W. Monahan, Al Lapena and Gary Vander-Haeghen, the Company's Chief Executive Officer, President and Chief Financial Officer, Vice President, Operations and Vice President, Sales, respectively, and by all directors and officers as a group at the effective time of the Offering at an assumed initial public offering price of $10.00 per share and such shares' aggregate book value at December 31, 1997.

                                                   BOOK VALUE OF SHARES          VALUE OF SHARES
                               NUMBER OF SHARES  BENEFICIALLY OWNED AS OF      BENEFICIALLY OWNED
               NAME           BENEFICIALLY OWNED    DECEMBER 31, 1997     AT EFFECTIVE TIME OF OFFERING
               ----           ------------------ ------------------------ -----------------------------
     Evan R. Buckley.........     1,549,717            $4.2 million               $15.5 million
     Kelly W. Monahan........       206,185                $564,535                $2.1 million
     Al Lapena...............        20,619                 $56,455                    $206,190
     Gary Vander-Haeghen.....        41,903                $114,730                    $419,030
     All directors and
      officers as a group....     1,839,043            $5.0 million               $18.4 million

  Second, DLJ will receive monies as a result of the Offering. As a selling stockholder, DLJ will receive approximately $16.0 million of the net proceeds of this Offering at an assumed initial public offering price of $10.00 per share; after such shares had an aggregate book value of $4,855,011 at December 31, 1997.

ARRANGEMENTS WITH DLJ

  In October 1995, the Company entered into a Stock Purchase Agreement with DLJ pursuant to which DLJ purchased shares of the Company's Class A Common Stock, Class B Common Stock, and Series A Preferred Stock. All shares of Series A Preferred Stock were redeemed by the Company in November 1997 for approximately $1.6 million; of this amount $800,000 was paid to DLJ and $775,000 was paid to BNC Equity Investors, LLC ("BNC LLC") (see "-- Arrangements with BNC Equity Investors, LLC"). DLJ currently holds
1,773,196 shares of the Company's Common Stock, all of which is being sold pursuant to this Offering. In October 1995, the Company, DLJ and Evan R. Buckley, the Chief Executive Officer and a director of the Company, entered into a shareholders agreement restricting certain actions by the shareholders. This agreement will be terminated at or before the closing of the Offering.

  The DLJ Facility provided a $50.0 million warehouse line of credit to the Company, subject to periodic upward adjustments to facilitate increases in the Company's loan production. The interest rate under the DLJ Facility was equal to the federal funds rate plus 100 basis points subject to increase based on the length of time loans are held by the Company, and DLJ received a security interest on all loans, and other rights in connection therewith, originated by the Company. Any loan not purchased by DLJ was not allowed to remain subject to the warehouse line for more than nine months. The term of the DLJ Facility was through August 31, 2000. The Company from August 1995 through October 1997 financed its origination of loans primarily with the proceeds of borrowings under the DLJ Facility. As of December 31, 1997 and June 30, 1997 and 1996, $74.4 million, $54.6 million and $42.7 million, respectively, was outstanding under the DLJ Facility.

   In October 1997, the Company and DLJ modified the DLJ Facility and the terms under which DLJ would purchase mortgage loans from the Company (the "Amended DLJ Facility"). The Amended DLJ Facility has similar terms to the DLJ Facility with certain modifications. The Amended DLJ Facility provides for advances of up to $150.0 million. The interest rate of the DLJ Facility will remain effective until the closing of this Offering; thereafter, borrowings under the Amended DLJ Facility will bear an interest rate of the federal funds rate plus 50 basis points for 12 months after the closing of the Offering and, thereafter, the federal funds rate plus 100 basis points. The Amended DLJ Facility also modifies the termination date to two years after the closing of the Offering. The Amended DLJ Facility further provides that as of the closing of the Offering, DLJ will no longer have the exclusive right to purchase loans from the Company. Furthermore, DLJ has agreed to provide the Company with up to $5.0 million of financing for a term of one year for subordinated "interest-only" securities to the extent they are retained by the Company in connection with any future securitizations of loans originated by the Company. Advances will be made only to the extent the Company does not have sufficient cash, in excess of reasonable reserves, to fund the retention of such securities.

  The Amended DLJ Facility modifies the exclusivity of the relationship between DLJ and the Company. In connection with the DLJ Facility, DLJ, pursuant to the Master Loan Purchase Agreement, agreed to purchase, and the Company agreed to sell to DLJ, all mortgage loans originated by the Company. While over the course of this relationship, the Company and DLJ have agreed that certain of such loans will not be so purchased, the Company has historically sold substantially all of its originated loans to DLJ as whole loans on a servicing released basis. Under the Amended DLJ Facility, this exclusive contractual arrangement will be modified and the Company, as of the consummation of the Offering, will have no obligation to sell any loans to DLJ, and DLJ will have no obligation to purchase any loans from the Company.

  DLJ has purchased, and it is contemplated that it may continue to purchase, loans under the Master Loan Purchase Agreement with a view towards securitization or other resale transactions in the secondary mortgage market. Since substantially all of the loans historically purchased by DLJ under the master repurchase agreement have been resold by DLJ to institutional purchasers generally within 48 hours of the initial purchase from the Company, DLJ has agreed to allow the Company to assist it in the marketing of loans so resold by DLJ. Prior to the purchase of the loans by DLJ under the Master Loan Purchase Agreement, the Company undertakes a process to identify the institutional purchasers who will immediately buy the subject loans from DLJ. This program utilizes a competitive bidding process typically involving two to four potential purchasers (including Wall Street firms, financial institutions and conduits, along with other institutional purchasers) who in most cases have purchased similar resold loans from DLJ in the past. The successful bidder is committed to a minimum quantity of loans at a determined price, and is generally granted the option to purchase more than the minimum quantity at a negotiated price. DLJ then agrees to pay the Company the determined price minus 50 basis points, which represents DLJ's fees. As a result of this agreement, management is able to directly control the sales process of its loans in an effort to obtain more favorable pricing and other terms. A successful bidder is not obligated to purchase loans other than those to which its bid applies. For the six months ended December 31, 1997 and the years ended June 30, 1997 and 1996, an aggregate of $1.7 million, $2.1 million and $1.8 million, respectively, was paid to DLJ as fees pursuant to the Master Loan Purchase Agreement. Under the Amended DLJ Facility, DLJ and the Company have agreed that DLJ will receive no fees in connection with any such purchases for the first 12 months after the closing of the Offering and 12.5 basis points for the second 12 months after the closing. During the six months ended December 31, 1997 and the years ended June 30, 1997 and 1996, the Company sold loans to DLJ having an aggregate principal balance of $331.4 million, $473.7 million and $153.2 million, respectively. See "Arrangements with DLJ and the Recapitalization" and "Risk Factors--Discontinuance of Exclusive Arrangements with DLJ could adversely affect the Company's Operating Results."

ARRANGEMENTS WITH BNC EQUITY INVESTORS, LLC

  BNC LLC is a California limited liability company which was formed to acquire and hold an ownership interest in the Company. BNC LLC currently holds 329,896 shares of the Company's Common Stock. Mr. Buckley and Mr. Vander-Haeghen own approximately 32.2% and 6.5%, respectively, of BNC LLC. BNC LLC's manager is the Company.

OTHER TRANSACTIONS

  In January 1996, Kelly W. Monahan purchased 206,185 shares of Class B Common Stock for $1,000, and in July 1996 and September 1996, each of David J. Rae and Al Lapena, and Gary Vander-Haeghen, respectively, purchased 20,619 shares of Class B Common Stock for $1,375 and $1,375 and $100, respectively. All shares of Class B Common Stock will convert into Common Stock prior to the consummation of the Offering. Each person purchased their shares pursuant to an Executive Stock Purchase and Repurchase Rights Agreement which set forth certain transfer restrictions and repurchase rights by the Company which will terminate upon the closing of the Offering.

  In August 1997, the Company loaned Evan R. Buckley an aggregate of $150,000 at an annual rate equal to the federal funds rate. The principal balance, with interest, is due upon the sale of shares of Common Stock owned by Mr. Buckley. As of December 31, 1997, no payments had been made on the loan.

  In August 1997, the Company loaned Kelly W. Monahan $100,000 at an annual rate equal to the federal funds rate. The note is secured by 41,237 shares of the Common Stock of the Company held by Mr. Monahan. The principal balance, with interest, is due upon the sale of such shares of Common Stock. As of December 31, 1997, no payments had been made on the loan.

  For the year ended June 30, 1997, the Company sold $5.8 million of mortgage loans to Impac Funding Corporation (formerly ICI Funding Corporation), a company of which Joseph R. Tomkinson, a director of the Company, is the Chief Executive Officer, a director and a significant common stockholder.

INDEMNIFICATION AGREEMENTS

  The Company will enter into indemnification agreements with its executive officers and directors which require the Company to indemnify each in certain circumstances, in the manner and to the fullest extent permitted by the Delaware General Corporation Law.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of January 31, 1997, and as adjusted to reflect the sale of 1,400,000 shares by the Company and 1,773,196 shares by the Selling Stockholder, by (i) each director of the Company, (ii) each of the Named Executive Officers, (iii) each person known to the Company to be beneficial owner of more than 5% of the Common Stock and (iv) all directors and executive officers of the Company as a group.

                           COMMON STOCK
                               OWNED                          COMMON STOCK
                             PRIOR TO                          TO BE OWNED
                            OFFERING(1)                   AFTER THE OFFERING(2)
                         -----------------    NUMBER     ------------------------
                          NUMBER             OF SHARES    NUMBER OF
NAME                     OF SHARES PERCENT BEING OFFERED    SHARES      PERCENT
----                     --------- ------- ------------- ------------- ----------
DLJ Mortgage Capital,
 Inc.(3)................ 1,773,196  44.3%    1,773,196           --           --
BNC Equity Investors,
 LLC(4).................   329,896   8.2%        --            329,896       6.1%
Evan R. Buckley(4)(5)... 1,549,717  38.7%        --          1,549,717      28.7%
Kelly W. Monahan(4).....   206,185   5.2%        --            206,185       3.8%
Gary Vander-
 Haeghen(4)(6)..........    41,903   1.1%        --             41,903        *
All Directors and
 Officers as a Group (7
 persons)............... 1,839,043  46.0%        --          1,839,043      34.1%

--------
*Less than 1%.
(1) The persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned.
(2) Certain officers and directors of the Company are being offered the opportunity to purchase shares of Common Stock at the initial public offering price. In addition, certain officers and directors of the Company are being granted options to purchase shares of Common Stock pursuant to the Company's Stock Option Plan. See "Management--Stock Options."
(3) DLJ Mortgage Capital, Inc. may be reached at 277 Park Avenue, New York, New York 10172.
(4) Each of such persons may be reached through the Company at 1063 McGaw Avenue, Irvine, California 92614.
(5) Included in this amount are 106,418 and 1,443,299 shares which Mr. Buckley is deemed to beneficially own through his ownership interest in BNC LLC and the Buckley Family Trust, respectively.
(6) Included in this amount are 21,284 shares which Mr. Vander-Haeghen is deemed to beneficially own through his ownership interest in BNC LLC.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. After giving effect to this Offering, there will be 5,400,000 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

COMMON STOCK

  As of December 31, 1997, there were approximately 4,000,000 shares of Common Stock outstanding held by approximately 13 stockholders of record. There will be 5,400,000 shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock offered hereby. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, if any, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or other subscription rights and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors has the authority, without further action by the stockholders of the Company, to issue up to 5,000,000 shares of Preferred Stock in one or more series, and to fix the designations, rights, preferences, privileges, qualifications and restrictions thereof including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion and other rights which could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or to make removal of management more difficult. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock. The issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change in control of the Company without any further action by the stockholders including, but not limited to, a tender offer to purchase Common Stock at a premium over then current market prices. The Company has no present plan to issue any shares of Preferred Stock.

REGISTRATION RIGHTS

  The Representatives' Warrants provides certain rights with respect to the registration under the Securities Act of up to 317,319 shares of Common Stock issuable upon exercise thereof. The holders of the shares issuable upon exercise of the Representatives' Warrants may require the Company to file a registration statement under the Securities Act with respect to such shares. In addition, if the Company registers any of its Common Stock either for its own account or for the account of other securityholders, the holders of the shares issuable upon exercise of the Representatives' Warrants are entitled to include their shares of Common Stock in the registration.

CERTAIN PROVISIONS OF DELAWARE LAW

  Prior to the consummation of this Offering, the Company intends to reincorporate in Delaware. On the date of reincorporation the Company will become subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with the Company for three years following the date that person became an interested stockholder unless: (i) before that person became an interested stockholder, the Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon completion of the transaction that resulted in such person becoming an interested stockholder, such person owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or, (iii) on or following the date on which that person became an interested stockholder, the business combination is approved by the Company's Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the Company not owned by the interested stockholder.

  Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors (but not less than one) who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

  Pursuant to Section 162 of the Delaware General Corporation Law, the Board of Directors of the Company can, without stockholder approval, issue shares of capital stock, which may have the effect of delaying, deferring or preventing a change of control of the Company. The Company has no plan or arrangement for the issuance of any shares of capital stock other than in the ordinary course pursuant to the Stock Option Plan.

CERTAIN CHARTER AND BYLAW PROVISIONS

  The Company's Certificate of Incorporation will provide that no action which has not been previously approved by the Board of Directors may be taken by the stockholders except at an annual meeting or a special meeting of the stockholders.

  The Company's Bylaws will require stockholders to provide advance notice of any stockholder nominations for directors and of any business to be brought before any meeting of stockholders. Stockholders will not be entitled to cumulative voting in connection with the election of directors. As a result, a person or a group controlling the majority of shares of Common Stock could elect all of the directors.

  The Certificate of Incorporation of the Company contain certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. These provisions will eliminate the directors' liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, including the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of a law. The Company's Certificate of Incorporation will also contain provisions to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is U.S. Stock Transfer, Glendale, California.

                        SHARES ELIGIBLE FOR FUTURE SALE

  After this Offering, the Company will have outstanding 5,400,000 shares of Common Stock. Of the outstanding shares, the 3,173,196 shares to be sold in this Offering will be freely tradeable without restriction or further registration under the Securities Act unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act.

  The remaining 2,226,804 shares of Common Stock outstanding upon completion of this Offering (assuming no exercise of the Underwriters' over-allotment option) are "restricted securities" as that term is defined in Rule 144, all of which will be eligible for sale under Rule 144 upon completion of this Offering, subject to the lock-up described below. As described below, Rule 144 permits resales of restricted securities subject to certain restrictions.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who beneficially owned shares for at least one year, including any person who may be deemed an "affiliate" of the Company (as the term "affiliate" is defined under the Securities Act), would be entitled to sell within any three month period a number of such shares that does not exceed the greater of 1% of the shares of the Company's Common Stock then outstanding 5,400,000 shares immediately after this Offering) or the average weekly trading volume in the Company's Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. A person who is not deemed to have been an "affiliate" of the Company any time during the three months immediately preceding a sale and who has beneficially owned shares for at least two years would be entitled to sell such shares under Rule 144 without regard to the volume limitation described above.

  The Company and its officers and directors have agreed that they will not, without the prior written consent of CIBC Oppenheimer Corp. (which consent may be withheld in its sole discretion) and subject to certain limited exceptions, directly or indirectly, sell, offer, contract or grant any option to sell, make any short sale, pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of any shares of Common Stock, options or warrants to acquire Common Stock, or securities exchangeable or exercisable for or convertible into Common Stock currently owned either of record or beneficially by them or announce the intention to do any of the foregoing, for a period commencing on the date of this Prospectus and continuing to a date 180 days after such date. CIBC Oppenheimer Corp. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock up agreements. In addition, the Company has agreed that, for a period of 180 days after the date of this Prospectus, it will not, without the consent of CIBC Oppenheimer Corp. issue, offer, sell or grant options to purchase or otherwise dispose of any equity securities or securities convertible into or exchangeable for equity securities except for (i) the issuance of shares of Common stock offered hereby and (ii) the grant of options to purchase shares of Common Stock pursuant to the Stock Option Plan and shares of Common Stock issued pursuant to the exercise of such options, provided that such options shall not vest, or the Company shall obtain the written consent of the grantee not to transfer such shares, until the end of such 180-day period. See "Underwriting."

  Holders of shares issuable upon exercise of the Representatives' Warrants are entitled to certain registration rights. See "Description of Capital Stock--Registration Rights."

  The Stock Option Plan authorizes the grant of options to purchase, and awards of 800,000 shares of the Company's Common Stock; of this amount, options to acquire 163,265 shares were granted prior to this Offering at a per share exercise price of $6.10. Options to purchase an additional 425,000 shares are expected to be granted to employees, officers and directors of the Company on the effective date of this Offering. The Company intends to file a Registration Statement on Form S-8 covering the shares that have been reserved for issuance under the Stock Option Plan, thus permitting the resale of such shares in the public market.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") among the Company, the Selling Stockholder and CIBC Oppenheimer Corp. and Piper Jaffray Inc., as the representatives (the "Representatives") of the Underwriters of this Offering, the Company and the Selling Stockholder have agreed to sell to the Underwriters, and the Underwriters named below have severally agreed to purchase from the Company and the Selling Stockholder, the number of shares of Common Stock set forth opposite their names below:

                                                                NUMBER OF SHARES
UNDERWRITERS                                                    OF COMMON STOCK
------------                                                    ----------------
CIBC Oppenheimer Corp..........................................
Piper Jaffray Inc..............................................
                                                                   ---------
    Total......................................................    3,173,196
                                                                   =========

  The Underwriters propose to offer the shares of Common Stock directly to the public at the offering price set forth on the cover page of this Prospectus
and at such price less a concession of not in excess of $    per share to
certain securities dealers, of which a concession of not in excess of $ per share may be reallowed to certain other securities dealers. After this offering, the public offering price, allowances, concessions and other selling terms may be changed by the Representatives.

  The Underwriting Agreement provides that the obligations of the Underwriters to purchase shares of Common Stock are subject to certain conditions, including that if any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares must be so purchased.

  The Company has granted an option to the Underwriters, exercisable within 30 days after the date of this Prospectus, to purchase from the Company up to an aggregate of 475,979 additional shares of Common Stock to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. If the Underwriters exercise their over-allotment option to purchase any of such 475,979 additional shares of Common Stock, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares to be purchased by each of them bears to the 3,173,196 shares of Common Stock offered hereby. The Company will be obligated to sell shares of Common Stock to the Underwriters to the extent such over-allotment option is exercised.

  The Company has agreed to sell the Representatives' Warrants to the Representatives for an aggregate consideration of $3,173. The Representatives' Warrants evidence the right to purchase from the Company up to 317,319 shares of Common Stock at an exercise price per share equal to 110% of the initial public offering price per share. The Representatives' Warrants are exercisable for a period of four years beginning one year from the date of this Prospectus. In addition, the Company has granted certain rights to the holders of the Representatives' Warrants to register the Common Stock underlying the Representatives' Warrants under the Securities Act. See "Description of Capital Stock--Registration Rights."

  The Company's officers and directors have agreed that they will not, without the prior written consent of CIBC Oppenheimer Corp., offer, sell, contract to sell, make any short sale, pledge or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for or any other rights to purchase Common Stock until 180 days after the effective date of this Offering. The Company has also agreed that it will not, without the consent of CIBC Oppenheimer Corp., offer, sell, contract to sell, make any short sale, pledge or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for or other rights to purchase Common Stock until 180 days after the effective date of this

Offering (except for (i) shares issued pursuant to stock options outstanding on the date hereof and (ii) stock options issued pursuant to employee benefit or incentive compensation plans in effect on the date hereof). See "Management--Stock Options" and "Shares Eligible for Future Sale."

  The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to certain payments that the Underwriters may be required to make in respect thereof.

  Prior to this Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined by negotiations among the Company, the Selling Stockholder and the Representatives. Among the factors to be considered in such negotiations are the history of, and prospects for, the Company and the industry in which it competes, an assessment of the Company management, its past and present operations and financial performance, the prospects for further earnings of the Company, the present state of the Company's development, the general condition of the securities markets at the time of the Offering, the market prices of and demand for publicly traded common stocks of comparable companies in recent periods and other factors deemed relevant.

  The Representatives do not intend to confirm sales of the Common Stock to any account over which it exercises discretionary authority.

  The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicated short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of shares of Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the shares of Common Stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  Certain matters relating to this offering are being passed upon for the Company and the Selling Stockholder by Freshman, Marantz, Orlanski, Cooper & Klein, a law corporation, Beverly Hills, California. Certain legal matters will be passed upon for the Underwriters by Gibson, Dunn & Crutcher LLP, Orange County, California.

                                    EXPERTS

  The consolidated financial statements of BNC Mortgage, Inc. at June 30, 1996 and 1997, and for the years then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed a Registration Statement on Form S-1 under the Securities Act with the Commission with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission. Statements contained in this Prospectus, such as the descriptions of the contents of any contract or other document referred to, are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement, including the exhibits thereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. The address of the site is http:/ / www.sec.gov.

  The Company intends to furnish its stockholders with annual reports containing financial statements audited by an independent accounting firm and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                               BNC MORTGAGE, INC.

                         INDEX TO FINANCIAL STATEMENTS

  Report of Independent Auditors............................................ F-2
CONSOLIDATED FINANCIAL STATEMENTS
  Consolidated Balance Sheet................................................ F-3
  Consolidated Statement of Income.......................................... F-4
  Consolidated Statement of Stockholders' Equity............................ F-5
  Consolidated Statement of Cash Flows...................................... F-6
  Notes to Consolidated Financial Statements................................ F-7

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors
BNC Mortgage, Inc.

  We have audited the accompanying consolidated balance sheet of BNC Mortgage, Inc. as of June 30, 1996 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BNC Mortgage, Inc. at June 30, 1996 and 1997, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Orange County, California
August 2, 1997, except for Note 10,
 as to which the date is November 26, 1997

                               BNC MORTGAGE, INC.

                           CONSOLIDATED BALANCE SHEET

                                                        JUNE 30,
                                                 -----------------------  DECEMBER
                                                    1996        1997      31, 1997
                                                 ----------- ----------- -----------
                                                                         (UNAUDITED)
                     ASSETS
                     ------
Cash and cash equivalents....................... $ 2,452,000 $ 8,268,000 $ 7,142,000
Restricted cash.................................         --          --      614,000
Mortgage loans held for sale....................  42,723,000  55,145,000  76,196,000
Property and equipment, net.....................     411,000     609,000     790,000
Deferred income taxes...........................     567,000   1,154,000   1,319,000
Notes receivable from officers..................         --          --      250,000
Other assets....................................     199,000     537,000   1,028,000
                                                 ----------- ----------- -----------
    Total assets................................ $46,352,000 $65,713,000 $87,339,000
                                                 =========== =========== ===========
      LIABILITIES AND STOCKHOLDERS' EQUITY
      ------------------------------------
Liabilities:
  Warehouse line-of-credit...................... $42,723,000 $54,625,000 $74,369,000
  Accounts payable and accrued liabilities......     879,000   1,358,000   1,558,000
  Income taxes payable..........................     904,000     526,000     460,000
                                                 ----------- ----------- -----------
    Total liabilities...........................  44,506,000  56,509,000  76,387,000
                                                 ----------- ----------- -----------
Commitments and contingencies (Note 8)
Stockholders' equity:
  Series A preferred stock, $0.001 par value:
    Authorized shares--1,000
    Issued and outstanding shares--160 at
     June 30, 1996 and 1997 and 0 at December
     31, 1997...................................   1,575,000   1,575,000         --
  Series A common stock, voting, no par value:
    Authorized shares--2,886,598
    Issued and outstanding shares--2,886,598 at
     June 30, 1996 and 1997 and December 31,
     1997.......................................         --          --          --
  Series B common stock, nonvoting, no par
   value:
    Authorized shares--1,237,113
    Issued and outstanding shares--1,072,165 at
     June 30, 1996, 1,237,113 at June 30, 1997
     and 1,113,402 at December 31, 1997.........       2,000       7,000       6,000
  Retained earnings.............................     269,000   7,622,000  10,946,000
                                                 ----------- ----------- -----------
      Total stockholders' equity................   1,846,000   9,204,000  10,952,000
                                                 ----------- ----------- ===========
      Total liabilities and stockholders'
       equity................................... $46,352,000 $65,713,000 $87,339,000
                                                 =========== =========== ===========

                            See accompanying notes.

                               BNC MORTGAGE, INC.

                        CONSOLIDATED STATEMENT OF INCOME

                                       YEAR ENDED          SIX MONTHS ENDED
                                        JUNE 30,             DECEMBER 31,
                                 ---------------------- -----------------------
                                    1996       1997        1996        1997
                                 ---------- ----------- ----------- -----------
                                                              (UNAUDITED)
Revenues:
  Gain on sale of mortgage
   loans........................ $4,240,000 $21,855,000 $ 8,525,000 $13,543,000
  Loan origination income.......  1,978,000   5,473,000   2,383,000   2,767,000
  Interest income...............  1,960,000   5,182,000   2,215,000   3,447,000
  Other income..................     52,000     250,000      91,000     220,000
                                 ---------- ----------- ----------- -----------
    Total revenues..............  8,230,000  32,760,000  13,214,000  19,977,000
                                 ---------- ----------- ----------- -----------
Expenses:
  Employees' salaries and
   commissions..................  3,624,000  11,052,000   4,396,000   8,326,000
  General and administrative
   expenses.....................  2,400,000   5,543,000   2,279,000   3,257,000
  Interest expense..............  1,452,000   3,693,000   1,595,000   2,471,000
                                 ---------- ----------- ----------- -----------
    Total expenses..............  7,476,000  20,288,000   8,270,000  14,054,000
                                 ---------- ----------- ----------- -----------
Income before income taxes......    754,000  12,472,000   4,944,000   5,923,000
Income tax expense..............    337,000   4,930,000   1,954,000   2,392,000
                                 ---------- ----------- ----------- -----------
    Net income.................. $  417,000 $ 7,542,000 $ 2,990,000 $ 3,531,000
                                 ========== =========== =========== ===========
Pro forma net income per share.. $     0.14 $      1.80 $      0.71 $      0.86
                                 ========== =========== =========== ===========
Shares used in computing pro
 forma net income per share.....  2,896,781   4,191,904   4,191,307   4,108,048
                                 ========== =========== =========== ===========


                            See accompanying notes.

                               BNC MORTGAGE, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                               SERIES A           SERIES A         SERIES B
                           PREFERRED STOCK      COMMON STOCK     COMMON STOCK                       TOTAL
                          ------------------  ---------------- ------------------   RETAINED    STOCKHOLDERS'
                          SHARES   AMOUNT      SHARES   AMOUNT  SHARES    AMOUNT    EARNINGS       EQUITY
                          ------ -----------  --------- ------ ---------  -------  -----------  -------------
Balance at June 30,
 1995...................     25  $   250,000  1,443,299  $--         --   $   --   $   (10,000)  $   240,000
Issuance of preferred
 stock..................    135    1,325,000        --    --         --       --           --      1,325,000
Issuance of common
 stock..................    --           --   1,443,299   --   1,072,165    2,000          --          2,000
Cash dividends on
 preferred stock ($863
 per share).............    --           --         --    --         --       --      (138,000)     (138,000)
Net income..............    --           --         --    --         --       --       417,000       417,000
                           ----  -----------  ---------  ----  ---------  -------  -----------   -----------
Balance at June 30,
 1996...................    160    1,575,000  2,886,598   --   1,072,165    2,000      269,000     1,846,000
Issuance of common
 stock..................    --           --         --    --     185,567    6,000          --          6,000
Repurchase of common
 shares.................    --           --         --    --     (20,619)  (1,000)         --         (1,000)
Cash dividends on
 preferred stock ($1,181
 share).................                                                              (189,000)     (189,000)
Net income..............    --           --         --    --         --       --     7,542,000     7,542,000
                           ----  -----------  ---------  ----  ---------  -------  -----------   -----------
Balance at June 30,
 1997...................    160    1,575,000  2,886,598   --   1,237,113    7,000    7,622,000     9,204,000
Repurchase of common
 shares (unaudited).....    --           --         --    --    (123,711)  (1,000)    (131,000)     (132,000)
Repurchase of preferred
 stock (unaudited)......   (160)  (1,575,000)       --    --         --       --           --     (1,575,000)
Cash dividends on
 preferred stock ($295
 per share) (unaudited).    --           --         --    --         --       --       (76,000)      (76,000)
Net income (unaudited)..    --           --         --    --         --       --     3,531,000     3,531,000
                           ----  -----------  ---------  ----  ---------  -------  -----------   -----------
Balance at December 31,
 1997 (unaudited).......    --           --   2,886,598   --   1,113,402    6,000  $10,946,000   $10,952,000
                           ====  ===========  =========  ====  =========  =======  ===========   ===========


                            See accompanying notes.

                               BNC MORTGAGE, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                        SIX MONTHS ENDED DECEMBER
                             YEAR ENDED JUNE 30,                   31,
                         ----------------------------  ----------------------------
                             1996           1997           1996           1997
                         -------------  -------------  -------------  -------------
                                                               (UNAUDITED)
OPERATING ACTIVITIES
Net income.............. $     417,000  $   7,542,000  $   2,990,000  $   3,531,000
Adjustment to reconcile
 net income to net cash
 used in operating
 activities:
  Depreciation..........        77,000        250,000        107,000        183,000
  Origination of
   mortgage loans held
   for sale.............  (199,963,000)  (532,621,000)  (223,859,000)  (354,572,000)
  Sales and principal
   repayments of
   mortgage loans held
   for sale.............   157,240,000    520,600,000    217,369,000    333,086,000
  Deferred loan
   orgination costs
   (fees)...............           --        (401,000)      (286,000)       435,000
  Change in other
   assets...............      (199,000)      (338,000)      (109,000)      (491,000)
  Change in notes
   receivable from
   officers.............           --             --             --        (250,000)
  Change in accounts
   payable and accrued
   liabilities..........       879,000        479,000         38,000        200,000
  Change in income taxes
   payable..............       904,000       (378,000)       342,000        (66,000)
  Change in deferred
   income taxes.........      (567,000)      (587,000)      (364,000)      (165,000)
                         -------------  -------------  -------------  -------------
Net cash used in
 operating activities...   (41,212,000)    (5,454,000)    (3,772,000)   (18,109,000)
                         -------------  -------------  -------------  -------------
INVESTING ACTIVITIES
Capital expenditures....      (488,000)      (448,000)      (255,000)      (364,000)
                         -------------  -------------  -------------  -------------
Net cash used in
 investing activities...      (488,000)      (448,000)      (255,000)      (364,000)
                         -------------  -------------  -------------  -------------
FINANCING ACTIVITIES
Payment of dividends on
 preferred stock........      (138,000)      (189,000)       (94,000)       (76,000)
Repurchase of common
 stock..................           --          (1,000)           --        (132,000)
Repurchase of preferred
 stock..................           --             --             --      (1,575,000)
Proceeds from the
 issuance of preferred
 stock..................     1,325,000            --             --             --
Proceeds from issuance
 of common stock........         2,000          6,000          6,000            --
Increase in restricted
 cash...................           --             --             --        (614,000)
Change in warehouse
 line-of-credit.........    42,723,000     11,902,000      5,829,000     19,744,000
                         -------------  -------------  -------------  -------------
Net cash provided by
 financing activities...    43,912,000     11,718,000      5,741,000     17,347,000
                         -------------  -------------  -------------  -------------
Net increase (decrease)
 in cash and cash
 equivalents............     2,212,000      5,816,000      1,714,000     (1,126,000)
Cash and cash
 equivalents at
 beginning of year......       240,000      2,452,000      2,452,000      8,268,000
                         -------------  -------------  -------------  -------------
Cash and cash
 equivalents at end of
 year................... $   2,452,000  $   8,268,000  $   4,166,000  $   7,142,000
                         =============  =============  =============  =============
SUPPLEMENTAL CASH FLOWS
 INFORMATION
Interest paid........... $   1,452,000  $   3,693,000  $   1,595,000  $   2,471,000
                         =============  =============  =============  =============
Taxes paid.............. $         --   $   5,351,000  $   1,262,000  $   2,623,000
                         =============  =============  =============  =============

                            See accompanying notes.

                              BNC MORTGAGE, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (INFORMATION AT DECEMBER 31, 1997 AND FOR THE SIX-MONTH PERIODS ENDED
                   DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS AND BASIS OF PRESENTATION

  The Company is a specialty finance company engaged in the business of originating, purchasing and selling non-conforming residential mortgage loans secured by one-to-four family residences. The Company's loans are made to owners of single family residence who typically use the loan proceeds for purposes such as refinancing existing mortgages, debt consolidation, financing of home improvements, education and other similar needs, and, to a lesser extent, to purchase residences. The Company originates loans through its wholesale division, which originates mortgage loans through approved independent loan brokers, and through its retail division, which markets loans directly to homeowners. The Company currently sells all of its mortgage loans to institutional purchasers such as investment banks, real estate investment trusts and other large mortgage bankers for cash through whole loan sales.

  DLJ Mortgage Capital, Inc. (DLJ) owns approximately 44% of the Company's outstanding stock. During the years ended June 30, 1996 and 1997, and the six months ended December 31, 1997, the Company sold loans to DLJ having an aggregate principal balance of $153.2 million, $473.7 million and $331.4 million, respectively, pursuant to a Master Loan Purchase Agreement. In connection with such sales, the Company paid fees to DLJ of $1.8 million, $2.1 million and $1.7 million for the years ended June 30, 1996 and 1997, and the six months ended December 31, 1997, respectively.

  The Company was formed on May 2, 1995 and began originating mortgage loans in October 1995. For the period May 2, 1995 through June 30, 1995, the Company did not have any revenue and recorded start-up costs of $10,000. Financial statements are not presented for the period May 2, 1995 through June 30, 1995 as the operations were not material.

PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements of the Company include the accounts of the Company and all of its wholly owned subsidiaries. All significant intercompany transactions and balances are eliminated.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

  The preparation of the consolidated financial statements of the Company requires management to make estimates and assumptions that affect reported amounts. These estimates are based on information available as of the date of the financial statements. Therefore, actual results could differ from those estimates.

MORTGAGE LOANS HELD FOR SALE

  Mortgage loans held for sale are stated at the lower of cost or aggregate market value. Market value is determined by purchase commitments from investors and prevailing market prices.

LOAN ORIGINATION FEES

  Loan origination fees and certain direct loan origination costs for mortgage loans held for sale are deferred until the related loans are sold.

GAIN ON SALE OF MORTGAGE LOANS HELD FOR SALE

  Gains or losses on the sale of mortgage loans held for sale are recognized at the date of sale.

CASH AND CASH EQUIVALENTS

  The Company accounts for all highly liquid investments with a maturity of three months or less when purchased as cash equivalents.

                              BNC MORTGAGE, INC.

     (INFORMATION AT DECEMBER 31, 1997 AND FOR THE SIX-MONTH PERIODS ENDED
                   DECEMBER 31, 1996 AND 1997 IS UNAUDITED)


PROPERTY AND EQUIPMENT

  Property and equipment, consisting primarily of computer hardware and software, is stated at cost, net of accumulated depreciation and amortization. Depreciation is provided using the straight line method over their estimated useful lives of three years.

RECENTLY ISSUED ACCOUNTING STANDARDS

  In February 1997, the FASB issued SFAS No. 129, Disclosure of Information about Capital Structure. This Statement shall be effective for financial statements for both interim and annual periods ending after December 15, 1997. At this time the Company has determined that this Statement will have no significant impact on the financial position or results of operations for 1998.

  In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. This Statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This Statement shall be effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. At this time the Company has determined that this Statement will have no significant impact on the financial position or results of operations for 1998.

INCOME TAXES

  The Company accounts for income taxes using Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (FAS 109). FAS 109 requires the use of the asset and liability method of accounting for taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

PRO FORMA NET INCOME PER SHARE

  In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share. Statement 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share.

  Pro forma net income per share is computed using the weighted average number of shares of common stock outstanding. In accordance with Securities and Exchange Commission Staff Accounting Bulletins, common equivalents shares issued by the Company at prices substantially below the anticipated initial public offering price during the period beginning one year prior to the proposed public offering have been included in the calculation as if they were outstanding for all periods presented (using the treasury stock method and the estimated initial public offering price).

INTERIM RESULTS

  The accompanying balance sheet as of December 31, 1997 and the statements of income, stockholders' equity and cash flows for the six months ended December 31, 1996 and 1997 are unaudited. In the opinion of

                              BNC MORTGAGE, INC.

     (INFORMATION AT DECEMBER 31, 1997 AND FOR THE SIX-MONTH PERIODS ENDED
                   DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

management, the statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of interim periods.

FAIR VALUE OF FINANCIAL INSTRUMENTS

  The fair values presented in Note 6 are estimates of the fair values of the financial instruments at a specific point in time using available market information and appropriate valuation methodologies. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. Therefore, the fair values presented are not necessary indicative of amounts the Company could realize or settle currently.

2. MORTGAGE LOANS HELD FOR SALE

  Mortgage loans held for sale are collateralized by first trust deeds on underlying real properties and are used as collateral for the Company's borrowings. Approximately 32% of these properties are located in California. Mortgage loans held for sale include net deferred origination fees and (costs) of $3,000, $401,000 and $(810,000) at June 30, 1996 and 1997 and December 31,
1997, respectively.

  Subsequent to June 30, 1997, substantially all of the mortgage loans were sold to DLJ pursuant to the Master Mortgage Loan Purchase Agreement.

3. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following at June 30, 1996 and 1997:

                                                    JUNE 30,
                                               -------------------  DECEMBER 31,
                                                 1996      1997         1997
                                               --------  ---------  ------------
   Office equipment........................... $406,000  $ 840,000   $1,047,000
   Software...................................   82,000     96,000      253,000
                                               --------  ---------   ----------
                                                488,000    936,000    1,300,000
   Less accumulated depreciation..............  (77,000)  (327,000)    (510,000)
                                               --------  ---------   ----------
                                               $411,000  $ 609,000   $  790,000
                                               ========  =========   ==========

4. INCOME TAXES

  Income tax expense for the years ended June 30, 1996 and 1997 are summarized as follows:

                                                            1996        1997
                                                          ---------  ----------
   Current:
     Federal............................................. $ 749,000  $4,119,000
     State...............................................   155,000   1,398,000
                                                          ---------  ----------
                                                            904,000   5,517,000
   Deferred:
     Federal.............................................  (504,000)   (603,000)
     State...............................................   (63,000)     16,000
                                                          ---------  ----------
                                                           (567,000)   (587,000)
                                                          ---------  ----------
                                                          $ 337,000  $4,930,000
                                                          =========  ==========

                              BNC MORTGAGE, INC.

     (INFORMATION AT DECEMBER 31, 1997 AND FOR THE SIX-MONTH PERIODS ENDED
                   DECEMBER 31, 1996 AND 1997 IS UNAUDITED)


  The reconciliation of income tax expense at the U.S. federal statutory tax rate to the income tax expense for the years ended June 30, 1996 and 1997 is as follows:

                                                              1996      1997
                                                            -------- ----------
   Tax computed at the statutory rate...................... $272,000 $4,365,000
   State income tax, net of federal income tax benefit.....   61,000    665,000
   Other...................................................    4,000   (100,000)
                                                            -------- ----------
   Income tax expense...................................... $337,000 $4,930,000
                                                            ======== ==========

  The components of the Company's deferred income tax assets and liabilities as of June 30, 1996 and 1997 are as follows:

                                                            1996       1997
                                                          --------  ----------
   Deferred tax assets (liabilities):
     Depreciation........................................ $ (7,000) $  (16,000)
     State income taxes..................................   32,000     479,000
     Reserve for loan repurchases........................   68,000     263,000
     Accrued vacation....................................   37,000     104,000
     Litigation reserve..................................  104,000      15,000
     Mark-to-market adjustments..........................  289,000     491,000
     Deferred loan fees..................................      --     (186,000)
     Other accrued liabilities...........................   44,000       4,000
                                                          --------  ----------
   Total deferred tax assets............................. $567,000  $1,154,000
                                                          ========  ==========

5. WAREHOUSE LINE-OF-CREDIT

  The Company has entered into a Master Mortgage Loan Purchase Agreement (the Agreement) with DLJ whereby DLJ will purchase substantially all mortgage loans originated by the Company.

  The Agreement provides for borrowings up to $50,000,000 with interest payable monthly at the Federal Funds rate plus 1% (7.25% at June 30, 1997). At June 30, 1997, borrowings under this line of $54,625,000 are collateralized by mortgage loans held for sale. The Agreement provides that the amount borrowed under the facility can exceed the maximum amount available from time to time as the Company's production increases so as to enable the Company to continue to fund mortgage loans without delay or interruption. The line-of-credit matures and is subject to renewal on August 31, 2000. The weighted average interest rate for the fiscal year ended June 30, 1997 was 6.4%.

6. FINANCIAL INSTRUMENTS

  The following describes the methods and assumptions used by the Company in estimating fair value:

    Mortgage loans held for sale--Fair value is estimated using the quoted market prices for securities backed by similar types of loans and investor commitments to purchase loans on a service-released basis.

    Warehouse line-of-credit--Fair value is estimated using rates currently available to the Company for debt with similar terms and remaining maturities.

                              BNC MORTGAGE, INC.

     (INFORMATION AT DECEMBER 31, 1997 AND FOR THE SIX-MONTH PERIODS ENDED
                   DECEMBER 31, 1996 AND 1997 IS UNAUDITED)


  The carrying values and the estimated fair values of the Company's financial instruments for which it is practical to calculate a fair value are as follows:

                              JUNE 30, 1996           JUNE 30, 1997         DECEMBER 31, 1997
                         ----------------------- ----------------------- -----------------------
                          CARRYING      FAIR      CARRYING      FAIR      CARRYING      FAIR
                            VALUE       VALUE       VALUE       VALUE       VALUE       VALUE
                         ----------- ----------- ----------- ----------- ----------- -----------
Mortgage loans held for
 sale................... $42,723,000 $43,188,000 $55,145,000 $56,816,000 $76,196,000 $79,817,000
Warehouse line-of-
 credit.................  42,723,000  42,723,000  54,625,000  54,625,000  74,369,000  74,369,000

7. RELATED PARTY TRANSACTION

  In July 1997, the Company loaned an aggregate of $250,000 to two officers of the Company. The loans accrue interest monthly at the Federal Funds rate and are due upon the sale of common stock. For the six months ended December 31, 1997 interest income of $7,000 was recorded related to these notes.

  For the year ended June 30, 1997, the Company sold $5.8 million of mortgage loans to ICI Funding Corporation, a company of which Joseph R. Tomkinson, a director of the Company, is the Chief Executive Officer, a director and a significant common stockholder.

8. COMMITMENTS AND CONTINGENCIES

 Repurchase Obligation

  The Company engages in bulk loan sales pursuant to agreements that generally require the Company to repurchase or substitute loans in the event of a breach of a representation or warranty made by the Company to the loan purchaser, any misrepresentation during the mortgage loan origination process or, in some cases, upon any fraud or first payment default on such mortgage loans. A reserve for potential repurchases of $150,000, $503,000 and $503,000 at June 30, 1996 and 1997 and December 31, 1997, respectively, is included in accounts payable and accrued liabilities.

 Leases

  The Company's executive and administrative offices are occupied under various month to month leases with aggregate monthly payments of approximately $23,000. In June 1997, the Company entered into a noncancelable operating lease which expires in 2002. The lease agreement, requires the Company to deliver a letter of credit to the lessor in the amount of $600,000. Cash deposited into escrow to secure the letter of credit and accrued interest thereon is classified as restricted cash on the balance sheet.

  The Company's loan offices are occupied under noncancelable operating leases which expire between October 31, 1997 and August 31, 2001 and provide for rent escalations tied to either increases in the lessor's operating expenses or fluctuations in the consumer price index in the relevant geographical area.

  The minimum annual rental payments under these operating leases is as follows:

      1998........................................................... $  836,000
      1999...........................................................  1,033,000
      2000...........................................................    916,000
      2001...........................................................    832,000
      2002...........................................................    832,000
      Thereafter.....................................................    347,000
                                                                      ----------
                                                                      $4,796,000
                                                                      ==========

                              BNC MORTGAGE, INC.

     (INFORMATION AT DECEMBER 31, 1997 AND FOR THE SIX-MONTH PERIODS ENDED
                   DECEMBER 31, 1996 AND 1997 IS UNAUDITED)


  Rent expense for the years ended June 30, 1996 and 1997 and the six months ended December 31, 1997 was $169,000, $597,000 and $482,000, respectively.

9. STOCKHOLDERS' EQUITY

PREFERRED STOCK

  The Series A Preferred stock has a par value of $0.001 per share and has no voting rights. The holders of the Preferred stock are entitled to receive, to the extent of available funds from the operations of the Company, dividends on a cumulative basis at a rate equal to $1,200 per annum per share.

  No dividends or other distributions on any other class of stock may be made until the Series A Preferred stock has been fully redeemed. The Company may at its option, redeem the Series A Preferred stock at any time, in whole or in part, at a price per share in cash equal to the liquidation value. The liquidation value shall be the sum of (i) $10,000 per share plus (ii) all accrued but unpaid dividends as of the date the liquidation value of such share is determined.

COMMON STOCK

  The relative rights, privileges and limitations of the Class A common stock and the Class B common stock are identical except that the Class A common stock has exclusive voting rights and the Class B common stock does not.

401(K) PLAN

  The Company adopted a 401(k) savings plan (the "401(k) Plan") effective on July 1, 1996. Eligible employees may participate in the 401(k) Plan. Participants in the 401(k) Plan may defer compensation in an amount not in excess of the annual statutory limit ($10,000 in 1998). The Company may make matching contributions in the amount determined annually by the Board of Directors. Matching contributions if any, vest after three years. Contributions made for the year ended June 30, 1997 and the six months ended December 31, 1997 were 37,000 and 24,000, respectively.

10. SUBSEQUENT EVENTS

 Reorganization

  In October 1997, the Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission authorizing the issuance of 1,400,000 shares of common stock to the public (the Offering). If the Offering is consummated under the terms presently anticipated, the Company will reincorporate in Delaware. Further to the reincorporation, the existing California corporation will be merged into a newly formed Delaware corporation pursuant to which each outstanding share of Class A and Class B common stock of the existing California corporation will be exchanged for 4,123.71134 shares of $.001 par value common stock of the new Delaware corporation and the certificate of incorporation of the new Delaware corporation would authorize 50,000,000 shares of common stock and 5,000,000 shares of preferred stock. As a result of the reincorporation, there will be no outstanding shares of Class A or Class B common stock at the consummation of this Offering. In November 1997, the Company redeemed all shares of Series A Preferred Stock for $1,575,000.

  All common share and per share amounts included in the consolidated financial statements have been retroactively adjusted to reflect the stock split discussed above.

                              BNC MORTGAGE, INC.

     (INFORMATION AT DECEMBER 31, 1997 AND FOR THE SIX-MONTH PERIODS ENDED
                   DECEMBER 31, 1996 AND 1997 IS UNAUDITED)


 Stock Option Plan

  In October 1997, the Company adopted the 1997 Stock Option, Deferred Stock and Restricted Stock Plan (the Stock Option Plan), which provides for a committee of the Board of Directors (the Committee) to authorize the grant of incentive stock options, nonqualified stock options, deferred stock, restricted stock, stock appreciation rights and limited stock appreciation rights awards to any officer or key employee of the Company. The Stock Option Plan authorizes the grant of options to purchase, and awards of, an aggregate of 800,000 shares. Incentive stock options are granted at a price not less than 100% (110% in the case of incentive stock options granted to an employee who is deemed to own in excess of 10% of the outstanding common stock) of the fair market value of the shares of common stock at the time the option is granted. Incentive stock options and nonqualified stock options become exercisable according to the terms of the grant made by the Committee and remain exercisable until their specified expiration date.

  The Committee has authorized the issuance of nonqualified stock options to an employee for the purchase of 163,265 shares of common stock at $6.10 per share. The options vest ratably over a three year period beginning on the effective date of the Offering. The difference between the fair market value of the common stock and the exercise price of the options of $637,000 will be recorded as compensation expense over the vesting period of the options beginning with the reporting of the Company's first quarterly results of operations subsequent to the effective date of the Offering.

  The Company has elected to follow Accounting Principles Board No. 25, Accounting for Stock Issued to Employees and related Interpretations in accounting for its employee stock options and make the required pro forma disclosures regarding net income and earnings per share required by FASB Statement No. 123, Accounting for Stock-Based Compensation in the notes to financial statements for its fiscal year ended June 30, 1998.

 Warehouse Line of Credit

  In October 1997, the Company renegotiated its warehouse line-of-credit with DLJ, to increase the maximum borrowing to $150 million with interest payable monthly at the Federal Funds rate plus 50 basis points during the first 12 months and 100 basis points during the second 12 months. The maturity of the warehouse line-of-credit is two years following the closing date of the initial public offering. Additionally, DLJ has agreed to provide the Company with up to $5.0 million of financing for a term of one year for subordinated "interest-only" securities to the extent they are retained by the Company in connection with any future securitizations of loans originated by the Company.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE UNDERWRITERS OR THE SELLING STOCKHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF, ANY OFFER TO BUY ANY SHARES OF COMMON STOCK OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary .......................................................    3
Risk Factors..............................................................    8
Arrangements with DLJ and the Recapitalization............................   19
Use of Proceeds...........................................................   21
Dividend Policy...........................................................   21
Dilution..................................................................   22
Capitalization............................................................   23
Selected Consolidated Financial Data......................................   24
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   26
Business..................................................................   33
Management................................................................   57
Certain Transactions......................................................   62
Principal and Selling Stockholders........................................   65
Description of Capital Stock..............................................   66
Shares Eligible for Future Sale...........................................   68
Underwriting..............................................................   69
Legal Matters.............................................................   71
Experts...................................................................   71
Available Information.....................................................   71
Index to Financial Statements.............................................  F-1

                                 ------------

 UNTIL      , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS) ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               3,173,196 SHARES



                         [LOGO OF BNC MORTGAGE, INC.]

                              BNC MORTGAGE, INC.

                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                               CIBC OPPENHEIMER

                              PIPER JAFFRAY INC.

                                         , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The Registrant estimates that expenses in connection with the offering described in this registration statement will be as follows:

                                                                      AMOUNT TO
                                                                       BE PAID
                                                                      ---------
   Securities and Exchange Commission registration fee............... $ 12,975
   NASD filing fee...................................................    4,898
   Nasdaq National Market Listing fee................................   64,000
   Printing expenses.................................................  200,000
   Accounting fees and expenses......................................  200,000
   Legal fees and expenses...........................................  300,000
   Fees and expenses (including legal fees) for qualifications under
    state securities laws............................................   50,000
   Transfer agent's fees and expenses................................   10,000
   Miscellaneous.....................................................    8,127
                                                                      --------
       Total......................................................... $850,000*
                                                                      ========

--------
* Of this amount, $465,000 is payable by the Selling Stockholder.

  All amounts except the Securities and Exchange Commission registration fee and the NASD filing fee are estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law permits the Registrant to, and Article 8 of the Certificate of Incorporation provides that the Registrant may, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was, or has agreed to become, a director or officer of the Registrant, or is or was servicing, or has agreed to serve, at the request of the Registrant, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom. The Company will enter into indemnification agreements with its executive officers and directors which require the Company to indemnify each in certain circumstances, in the manner and to the fullest extent permitted by the Delaware General Corporation Law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  During the past three years the Registrant issued unregistered securities in the following transactions (shares and dollar amounts have not been adjusted to reflect the reincorporation of the Registrant in Delaware to be effected by the Registrant prior to the consummation of this Offering whereby each outstanding share of the Registrant's Class A and Class B Common Stock will be exchanged for 4,123.71134 shares of $.001 par value Common Stock):

    (a) In October 1995, in connection with its organization, the Registrant issued 350 shares of its Class A Common Stock and 25 shares of its Series A Preferred Stock to Evan R. Buckley for an aggregate consideration of $250,000.

    (b) In October 1995, in connection with its organization, the Registrant issued 350 shares of its Class A Common Stock, 80 shares of its Class B Common Stock and 80 shares of its Series A Preferred Stock to DLJ Mortgage Capital Inc. for an aggregate consideration of $800,004.

    (c) In October 1995, in connection with its organization, the Registrant issued 55 shares of Class B Common Stock and 55 shares of its Series A Preferred Stock to BNC Equity Investors, LLC for an aggregate consideration of $250,000.

    (d) In January 1996, the Registrant issued 80 shares of its Class B Common Stock to two of its employees for an aggregate consideration of $1,600.

    (e) In February 1996, the Registrant issued 20 shares of its Class B Common Stock to one of its employees for an aggregate consideration of $400.

    (f) In June 1996, the Registrant issued 20 shares of its Class B Common Stock to four of its employees for an aggregate consideration of $400.

    (g) In July 1996, the Registrant issued 20 shares of its Class B Common Stock to four of its employees for an aggregate consideration of $5,500.

    (h) In September 1996, the Registrant issued 5 shares of its Class B Common Stock to one of its employees for an aggregate consideration of $100.

  The aforementioned issuances of stock were deemed to be exempt from registration under the Securities Act in reliance in Section 4(2) promulgated under the Securities Act as transactions by an issuer not involving a public offering or on Rule 701 promulgated under the Securities Act. In addition, the recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Company.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) EXHIBITS

   1.1*  Form of Underwriting Agreement

   1.2*  Form of Representatives' Warrant

   2.1+  Agreement of Reorganization and Plan of Merger

   3.1+ Certificate of Incorporation of BNC Mortgage, Inc., a Delaware corporation

   3.2+  Bylaws of BNC Mortgage, Inc., a Delaware corporation

   4.1*  Specimen Stock Certificate

   5.1   Opinion of Freshman, Marantz, Orlanski, Cooper & Klein

  10.1+ Office Lease, as amended, between the Registrant and Shuwa Investments Corporation dated June 15, 1997

  10.2   1997 Stock Option Plan and form of agreements

  10.3+  Form of Indemnification Agreement

  10.4+  Employment Agreement between the Registrant and Evan R. Buckley

  10.5+  Employment Agreement between the Registrant and Kelly W. Monahan

  10.6(a)* Letter Agreement, dated October 22, 1997, from DLJ Mortgage
           Capital, Inc. to the Registrant.
      (b)* Form of Whole Loan Financing Facility between the Registrant and DLJ Mortgage Capital, Inc.

      (c)* Form of Promissory Note, by the Registrant made in favor of DLJ Mortgage Capital, Inc.
      (d)* Form of Pledge Agreement, between the Registrant and DLJ Mortgage Capital, Inc.
      (e)* Whole Loan Financing Program Tri-Party Custody Agreement, dated September 26, 1995, among the Registrant, DLJ Mortgage Capital, Inc. and Bankers Trust Company
      (f)* Form of Master Mortgage Loan Purchase Agreement, between the Registrant and DLJ Mortgage Capital, Inc.

  11.1   Statement re: Computation of Per Share Earnings

  21.1+  Subsidiaries

  23.1   Consent of Ernst & Young LLP

  23.2   Consent of Freshman, Marantz, Orlanski, Cooper & Klein (contained in
         Exhibit 5.1)

  24.1+  Power of Attorney

  27     Financial Data Schedule
--------
+ Previously filed
* To be filed by amendment

ITEM 17. UNDERTAKINGS

  (a) The undersigned registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

  (b) insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (c) The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SANTA ANA, STATE OF CALIFORNIA ON FEBRUARY 17, 1998.

                                          By /s/ Evan R. Buckley
                                          _____________________________________
                                                     Evan R. Buckley
                                           Chief Executive Officer (Principal
                                                   Executive Officer)


  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITY INDICATED ON FEBRUARY 17, 1998.

             SIGNATURE                           TITLE
             ---------                           -----
/s/ Evan R. Buckley                  Chief Executive Officer
____________________________________  and Director
   Evan R. Buckley                    (Principal Executive
                                      Officer)



/s/ Kelly W. Monahan                 President, Chief Financial
____________________________________  Officer and Director
   Kelly W. Monahan                   (Principal Accounting
                                      Officer)


                 *                   Director
____________________________________
          Keith C. Honig


                 *                   Director
____________________________________
        Joseph R. Tomkinson


     *By:  /s/ Kelly W. Monahan
____________________________________
          Kelly W. Monahan
          Attorney in fact

                                 EXHIBIT INDEX

                                                                   SEQUENTIALLY
  EXHIBIT                                                            NUMBERED
   NUMBER                   DOCUMENT DESCRIPTION                       PAGE
  -------                   --------------------                   ------------
    1.1*    Form of Underwriting Agreement
    1.2*    Form of Representatives' Warrant
    2.1+
            Agreement of Reorganization and Plan of Merger
    3.1+    Certificate of Incorporation of BNC Mortgage, Inc.,
             a Delaware corporation
    3.2+
            Bylaws of BNC Mortgage, Inc., a Delaware corporation
    4.1*    Specimen Stock Certificate
    5.1     Opinion of Freshman, Marantz, Orlanski, Cooper &
             Klein
   10.1+    Office Lease, as amended, between the Registrant and
             Shuwa Investments Corporation dated June 15, 1997
   10.2     1997 Stock Option Plan and form of agreements
   10.3+
            Form of Indemnification Agreement
   10.4+    Employment Agreement between the Registrant and Evan
             R. Buckley
   10.5+    Employment Agreement between the Registrant and
             Kelly W. Monahan
   10.6(a)* Letter Agreement, dated October 22, 1997, from DLJ
             Mortgage Capital, Inc. to the Registrant.
       (b)* Form of Whole Loan Financing Facility between the
             Registrant and DLJ Mortgage Capital, Inc.
       (c)* Form of Promissory Note, by the Registrant made in
             favor of DLJ Mortgage Capital, Inc.
       (d)* Form of Pledge Agreement, between the Registrant and
             DLJ Mortgage Capital, Inc.
       (e)* Whole Loan Financing Program Tri-Party Custody
             Agreement, dated September 26, 1995, among the
             Registrant, DLJ Mortgage Capital, Inc. and Bankers
             Trust Company
       (f)* Form of Master Mortgage Loan Purchase Agreement,
             between the Registrant and DLJ Mortgage Capital,
             Inc.
   11.1
            Statement re: Computation of Per Share Earnings
   21.1+    Subsidiaries
   23.1+
            Consent of Ernst & Young LLP
   23.2     Consent of Freshman, Marantz, Orlanski, Cooper &
             Klein (contained in Exhibit 5.1)
   24.1+
            Power of Attorney
   27       Financial Data Schedule

--------
+ Previously filed
* To be filed by amendment